Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

PRINCE A PURCHASER, LLC,

PRINCE N PURCHASER, LLC,

ACURITY, INC.,

NEXERA, INC.,

THE GUARANTOR NAMED HEREIN,

THE PURCHASER GUARANTOR NAMED HEREIN, and

THE OTHER PARTIES NAMED HEREIN

Dated as of February 3, 2020

1. TRANSFER OF TRANSFERRED ASSETS AND ASSUMED LIABILITIES		1

1.1	Transfer of Transferred Assets	1
1.2	Assumption of Assumed Liabilities	2
1.3	Method of Conveyance	2
1.4	Purchase Price	2
1.5	Downward Adjustment Escrow	3

2. CLOSING; CONTINGENT AMOUNT		3

3. REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY PARTIES		10

3.1	Organization and Standing; Authority	10
3.2	Subsidiaries	11
3.3	Authority for Agreement; No Conflicts	11
3.4	Consents and Approvals	11
3.5	Litigation	12
3.6	Financial Statements	12
3.7	Absence of Liabilities; Material Adverse Effect	13
3.8	Assets and Properties	13
3.9	Intellectual Property	15
3.10	Insurance	16
3.11	Material Contracts and Obligations	16
3.12	Compliance	18
3.13	Employee Benefits	18
3.14	Labor Matters	19
3.15	Transactions with Affiliates; Conflicts of Interest	20
3.16	Taxes	21
3.17	Customers and Vendors	21
3.18	Brokers or Agents	22
3.19	Indebtedness	22
3.20	Health Care Regulatory Compliance	22
3.21	HIPAA and Privacy Laws	24
3.22	Inventory	25
3.23	Independent Investigation	25
3.25	Exclusivity of Representations and Warranties	25

4. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS		26

4.1	Organization and Authority	26
4.3	Litigation	27
4.4	Consents and Approvals	27
4.5	No Conflict	27
4.6	Solvency	27
4.7	Brokers or Agents	27
4.8	Sufficiency of Funds	27
4.9	Independent Investigation	28

4.10	Exclusivity of Representations and Warranties	27

5. CLOSING DELIVERIES; CONDITIONS TO CLOSING		28

5.1	Deliveries of the Company Parties	28
5.2	Obligations of the Purchasers	30
5.3	Deliveries of the Purchasers	31
5.4	Obligations of the Company Parties	32

6. COVENANTS AND ADDITIONAL AGREEMENTS		33

6.1	Tax Matters	33
6.2	Non-Compete Covenant	34
6.3	Non-Solicitation	34
6.4	Confidential Information	35
6.5	Injunctive Relief	36
6.6	Reasonable Restrictions	36
6.7	Conduct of the Business	37
6.8	Access to Information	40
6.9	Certain Filings; Further Action and Reasonable Best Efforts	40
6.10	Notification	42
6.11	No Solicitation	43
6.13	Collection of Assets; Accounts Receivable Payment	45
6.14	Use of Trademarks	45
6.15	Access to Books and Records	45
6.16	Employee Benefits	46
6.17	Continued Existence	49
6.19	Further Assurances	49
6.20	R&W Insurance Policy; Subrogation	49

7. TERMINATION.		50

7.1	Termination	50
7.2	Effect of Termination	51

8. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION		51

8.1	Survival of Representations, Warranties and Covenants	51
8.2	Indemnification	52
8.3	Tax Consequences	60
8.4	Guaranty by Guarantor on behalf of the Company Parties	60
8.5	Guaranty by Purchaser Guarantor on behalf of the Purchasers	61
8.6	Sole and Exclusive Remedy	61

9. TERMS DEFINED		61

10. MISCELLANEOUS		84

10.1	Entire Agreement	84

10.2	Fees and Expenses	84
10.3	Amendments and Waivers	84
10.4	Successors and Assignment	84
10.5	Notices	85
10.6	Counterparts	86
10.7	Headings; Gender	86
10.8	Severability	86
10.9	Specific Performance	86
10.10	Third Party Beneficiaries	87
10.11	Governing Law	87
10.12	Dispute Resolution	87
10.13	Prevailing Party	88
10.14	Waiver of Jury Trial	88
10.15	Publicity	88
10.16	References	88
10.17	Construction	89
10.18	Waiver of Conflicts; Privileged Communications (Proskauer)	89
10.19	Waiver of Conflicts; Privileged Communications (McDermott)	91

SCHEDULES AND EXHIBITS

Schedules

Disclosure Schedules:	Attached hereto by reference to the corresponding Sections of this Agreement

Exhibits

Exhibit A:	Forms of Bill of Sale

Exhibit B:	Forms of Intellectual Property Assignment Agreements

Exhibit C:	Forms of Assignment and Assumption Agreement

Exhibit D:	Consulting Agreements

Exhibit E:	Form of Transition Services Agreement

Exhibit F:	I – Form of Non-Competition and Non-Solicitation Agreement (Consulting Key Person)

II – Form of Non-Competition and Non-Solicitation Agreement (Continuing Key Person)

Exhibit G:	R&W Insurance Policy

Exhibit H:	Form of Agreement of Sublease

Exhibit I:	Form of TRA Termination and Waiver Agreement

Exhibit J:	Form of Escrow Agreement

Exhibit K:	Form of Domain Name Assignment Agreement

Exhibit L:	I – Form of GNYHA Ventures Assignment Agreement (Premier Acuity Purchaser)

II – Form of GNYHA Ventures Assignment Agreement (Premier Nexera Purchaser)

Exhibit M:	Form of Consulting Agreement Termination and Release

Annexes

Annex I:	Example Deferred TRA Payment Amount Calculation

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (along with the exhibits and schedules hereto, this “Agreement”) is made as of February 3, 2020, by and among Prince A Purchaser, LLC, a Delaware limited liability company (the “Premier Acurity Purchaser”), and Prince N Purchaser, LLC, a Delaware limited liability company (the “Premier Nexera Purchaser,” and, together with Premier Acurity Purchaser, the “Purchasers,” and each, individually, a “Purchaser”), Acurity, Inc., f/k/a GNYHA Services, Inc., a New York corporation (“Acurity”) and Nexera, Inc., f/k/a GNYHA Consulting, Inc., a New York corporation (“Nexera” and, together with Acurity, the “Company Parties” and each, individually, a “Company Party”), Premier Healthcare Alliance, L.P., a Delaware limited partnership (the “Purchaser Guarantor”) (solely for purposes of Sections 4.1, 4.5, 4.8, 6 and 8.5 and the other provisions in which Purchaser Guarantor is named), GNYHA Management Corporation, a New York corporation (the “Guarantor” solely for purposes of Sections 3.3(a), 6.2, 6.3, 6.4, 6.5, 6.6, 6.10(b), 6.13, 6.15, 6.16, 6.17, 6.18 and 8.4 and the other provisions in which the Guarantor is named) and Premier Healthcare Alliance, L.P., a California limited partnership (“Premier LP”) (solely for purposes of Section 6.22). Certain terms used in this Agreement shall have the meaning ascribed to them in Section 9 hereof.

RECITAL

WHEREAS, Acurity is engaged in the Acurity Business and owns or has the right to use all of the Transferred Acurity Assets;

WHEREAS, Nexera is engaged in the Nexera Business and owns or has the right to use all of the Transferred Nexera Assets; and

WHEREAS, on the terms and subject to the conditions set forth herein, the Company Parties desire to sell, transfer, and assign to the Purchasers, and the Purchasers desire to purchase, acquire, and assume from the Company Parties, the Transferred Assets and the Assumed Liabilities in accordance with the terms and conditions of this Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, the parties hereto agree as follows:

1.    Transfer of Transferred Assets and Assumed Liabilities.

1.1    Transfer of Transferred Assets. Subject to the terms and conditions of this Agreement and in reliance on the representations, warranties and covenants set forth herein, (a) Acurity hereby agrees to sell or otherwise to convey, assign, transfer, deliver, and set over to Premier Acurity Purchaser, at the Closing, all of Acurity’s rights in, to and under all of the Transferred Acurity Assets (other than the Excluded Assets), and (b) Nexera hereby agrees to sell or otherwise to convey, assign, transfer, deliver, and set over to Premier Nexera Purchaser, at the Closing, all of Nexera’s rights in, to and under all of the Transferred Nexera Assets (other than the Excluded Assets), in each case, free and clear of any Liens (other than Permitted Liens).

1.2    Assumption of Assumed Liabilities. Subject to the terms and conditions of this Agreement, (a) Premier Acurity Purchaser agrees to assume, at the Closing, and thereafter pay, perform or discharge when due or required to be performed, as the case may be, the Assumed Acurity Liabilities, and (b) Premier Nexera Purchaser agrees to assume, at the Closing, and thereafter pay, perform or discharge when due or required to be performed, as the case may be, the Assumed Nexera Liabilities. Notwithstanding anything to the contrary contained herein, the Purchasers shall not assume, take subject to or otherwise be or become responsible at any time for any Excluded Liability. The Purchasers’ assumption of the Assumed Liabilities shall in no way expand the rights or remedies of third parties against the Purchasers as compared to the rights and remedies which such parties would have had against the Company Parties had this Agreement not been consummated.

1.3    Method of Conveyance. The transfer and conveyance by the Company Parties of the Transferred Assets to the Purchasers in accordance with Section 1.1 shall be effected on the Closing Date at the Closing by each Company Party’s execution and delivery to the Purchasers of instruments of transfer, including: (i) bills of sale substantially in the forms of Exhibit A hereto (the “Bills of Sale”); and (ii) one or more assignments of the Company Parties’ proprietary rights substantially in the form of Exhibit B hereto (the “Intellectual Property Assignment Agreements”). The assumption by the Purchasers of the Assumed Liabilities from the Company Parties in accordance with Section 1.2 shall be effected on the Closing Date at the Closing by the Purchasers’ execution and delivery to the Company Parties of assignment and assumption agreements substantially in the form of Exhibit C hereto (the “Assignment and Assumption Agreements”).

1.4    Purchase Price. The aggregate purchase price (the “Purchase Price”) shall be an amount equal to the sum of (a) Two Hundred Forty-Five Million Dollars ($245,000,000) (the “Cash Purchase Price”), plus (b) a Contingent Amount (as defined below) of up to Thirty Million Dollars ($30,000,000), if any, as additional consideration for the Transferred Assets plus (c) Forty-One Million Ninety Thousand Four Hundred Thirty-One Dollars ($41,090,431) (the “Additional Closing Date Payment”), plus (d) additional amounts (such additional amounts, collectively, the “Deferred TRA Payment Amount”) equal to the sum of, with respect to each Calculation Year, an amount equal to the Net Present Value of the Variable Deferred TRA Payment Amount for such Calculation Year, calculated in a manner consistent with the illustrative examples set forth on Annex I hereto, which amount shall be paid to the Company Parties or such of their Affiliates as directed by the Company Parties promptly, but within thirty (30) days after, the final determination of such Variable Deferred TRA Payment Amount (each such date on which a Variable Deferred TRA Payment Amount is to be paid, a “Variable Deferred TRA Payment Amount Payment Date”), in each case by wire transfer in immediately available funds to an account designated in writing by the Company Parties to the Purchasers at least forty-eight (48) hours prior to payment thereof. The Cash Purchase Price shall be paid as follows: (i) an amount equal to One Hundred Twenty-Five Million Dollars ($125,000,000) (the “Closing Date Purchase Price”) shall be paid to the Company Parties at the Closing; and (ii) an amount equal to One Hundred Twenty Million Dollars ($120,000,000) (the “Deferred Cash Purchase Price”) shall be paid to the Company Parties as follows: (A) Thirty Million Dollars ($30,000,000) on June 30, 2021, (B) Thirty Million Dollars ($30,000,000) on June 30, 2022, (C) Thirty Million Dollars ($30,000,000) on June 30, 2023, and (D) Thirty Million Dollars ($30,000,000) on June 28, 2024, in all cases, by wire transfer of immediately available funds to an account designated in writing by or on behalf of the Company

Parties to the Purchasers at least forty-eight (48) hours prior to payment thereof. The Cash Purchase Price shall be subject to adjustment as set forth in Sections 1.5 and 8 hereof and the Contingent Amount shall be subject to adjustment as set forth in Section 8 hereof; provided, however, that, except as set forth in Section 6.18, the Contingent Amount, the Deferred Cash Purchase Price and the Deferred TRA Payment Amount, when due and payable hereunder as set forth in this Section 1.4, shall not be subject to set off against any other amounts whatsoever, counterclaims or otherwise, including any amounts payable by the Company Parties to the Purchasers hereunder (on account of any such adjustments or otherwise) or pursuant to any other Transaction Document. For the avoidance of doubt, the Purchase Price shall be exclusive of any Transfer Taxes.

1.5    Downward Adjustment Escrow. At the Closing, the Purchasers shall deposit a portion of the Closing Date Purchase Price equal to ten million dollars ($10,000,000) (the “Downward Adjustment Escrow Amount”) into an account with Escrow Agent (the “Downward Adjustment Escrow Account”). After the Closing Date, following the end of each Period commencing on the Closing Date and ending on November 2, 2020, Acurity and Purchaser Guarantor shall jointly instruct the Escrow Agent in writing to release from the Downward Adjustment Escrow Account to Purchaser Guarantor an amount sufficient to satisfy the Excess Downward Adjustment (which calculation shall be prorated for the Period encompassing January through March of 2020 to take into account the occurrence of the Closing during such Period) for the applicable Period. On November 2, 2020, assuming all amounts necessary to satisfy the aggregate Excess Downward Adjustments for the Periods commencing on the Closing Date and ending on November 2, 2020, have been released to Purchaser Guarantor, Acurity and Purchaser Guarantor shall jointly instruct the Escrow Agent in writing to release all funds then remaining in the Downward Adjustment Escrow Account to an account specified in writing by Acurity. The parties hereto acknowledge and agree, on their own behalf on and on behalf of their Affiliates, that the Downward Adjustment Escrow Amount shall be the sole source of funds available to satisfy the Excess Downward Adjustment that may be due or payable by GNYHA Purchasing for all Periods after the Closing Date, and none of GNYHA Purchasing or its Affiliates shall have any further liability or obligation with respect to the Excess Downward Adjustment. Solely as used in this Section 1.5, “Period” and “Excess Downward Adjustment” shall each have the meanings set forth in that certain Amended and Restated Limited Partnership Agreement of Premier LP, dated as of September 25, 2013, as amended to date, by and among Premier Services, LLC, as general partner, and the limited partners party thereto.

2.    Closing; Contingent Amount.

2.1    Closing; General. The closing (the “Closing”) shall take place at the offices of McDermott Will & Emery LLP, located at 340 Madison Avenue, New York, New York 10173, at 10:00 a.m. on February 28, 2020 if the conditions set forth in Sections 5.2(f) and 5.4(e) hereof are satisfied as of 5:00 p.m., Eastern Time, on February 27, 2020 (assuming the satisfaction, fulfillment or waiver of the other conditions set forth in Sections 5.2 and 5.4 on February 28, 2020, and, for the avoidance of doubt, subject to the fulfillment or waiver of those conditions which by their nature are to be satisfied at the Closing); provided, however, if the conditions set forth in Sections 5.2(f) and 5.4(e) hereof are not satisfied as of 5:00 p.m., Eastern Time, on February 27, 2020 or the other conditions set forth in Section 5.2 and 5.4 are not satisfied, fulfilled or waived on February 28, 2020, then the Closing shall take place on the third (3rd) Business Day after satisfaction of the conditions set forth in Sections 5.2 and 5.4 hereof (and, for the avoidance of doubt, subject to the fulfillment or waiver of those conditions which by their nature are to be satisfied at the Closing) (the “Closing Date”), or on such other date or at such other time or location as the Company Parties and the Purchasers shall mutually agree. The Closing shall be deemed to occur at 12:01 a.m., Eastern Time, on the Closing Date. On the Closing Date in consideration of the payment by the Purchasers of the Closing Date Purchase Price plus the Additional Closing Date Payment on the Closing Date and the Deferred Cash Purchase Price, the Deferred TRA Payment Amount and the Contingent Amount at such time as provided herein, (i) Acurity will sell, transfer and assign to Premier Acurity Purchaser, and Premier Acurity Purchaser will purchase, acquire and assume from Acurity, the Transferred Acurity Assets and the Assumed Acurity Liabilities, and (ii) Nexera will sell, transfer and assign to Premier Nexera Purchaser, and Premier Nexera Purchaser will purchase, acquire and assume from Nexera, the Transferred Nexera Assets and the Assumed Nexera Liabilities.

2.2    Contingent Amount.

(a)    Subsequent to the Closing, if the Renewed 2025 Pro Forma Fee Share Percentage is less than or equal to the Established Rate, then the Purchasers (jointly and severally) shall pay to Acurity (or such of its Affiliates as directed by Acurity), an amount of cash (the “Contingent Amount”) equal to:

(i)    $0, if the Transferred Member Renewal Percentage is less than fifty percent (50%);

(ii)    $15,000,000, if the Transferred Member Renewal Percentage is greater than or equal to fifty percent (50%), but less than sixty-five percent (65%);

(iii)    $24,000,000, if the Transferred Member Renewal Percentage is greater than or equal to sixty-five percent (65%), but less than eighty percent (80%); and

(iv)    $30,000,000, if the Transferred Member Renewal Percentage is greater than or equal to eighty percent (80%);

provided, however, that in no event shall the aggregate Contingent Amount received by Acurity (or such of its Affiliates as is directed by Acurity) exceed Thirty Million Dollars ($30,000,000). For the avoidance of doubt, if either (i) the Transferred Member Renewal Percentage is less than fifty percent (50%) or (ii) the Renewed 2025 Pro Forma Fee Share Percentage is greater than the Established Rate, then the Contingent Amount shall be zero ($0) and no Contingent Amount shall be due and owing to Acurity or any of its Affiliates.

(b)    Within ten (10) days after the Actual 2024 Total Gross Administrative Fee Amount, the Renewed 2024 Total Gross Administrative Fee Amount and the Renewed 2025 Pro Forma Fee Share Percentage have been determined conclusively by the Purchasers and the Company Parties in accordance with Section 2.2(d), the Purchasers shall pay to Acurity (or such of its Affiliates as directed by Acurity) the Contingent Amount as set forth in Section 2.2(a). Except as set forth in Section 6.18, the Contingent Amount shall not be subject to set off against any other amounts whatsoever, counterclaims or otherwise, including any amounts payable by the Company Parties to the Purchasers hereunder or pursuant to any other Transaction Document.

(c)    For purposes of this Agreement:

(i)    “Actual 2024 Total Gross Administrative Fee Amount” shall mean, the total gross Administrative Fees paid to or accrued by the Purchasers (or Affiliates thereof and/or their respective successors and assigns) for calendar year 2024 in respect of purchases by all Transferred Members.

(ii)    “Administrative Fees” – means all fees paid by a supplier or vendor of products or services (a “Vendor”) to a Purchaser (or Affiliate thereof and/or their respective successors and assigns) for administrative and support services pursuant to a purchasing agreement (a “Program Contract”) between such Vendor and a Purchaser (or Affiliates thereof and/or their respective successors and assigns) thereof, which fees are directly related to or directly arise from Transferred Members’ purchases under a group purchasing program in which such Transferred Members’ participates pursuant to a Base Agreement or a Renewed Agreement, as the case may be.

(iii)    “Aggregate Renewed 2025 Pro Forma Rebates Payable” – means the sum of all Individual Renewed 2025 Pro Forma Rebates Payable with respect to all Renewed Agreements.

(iv)    “Base Agreements” – means the Transferred Participating Member Agreements that provide for a contractual term ending on December 31, 2024 set forth on Schedule 2.2.

(v)    “Established Rate” – means a fee share percentage mutually agreed upon by the Purchasers and the Company Parties, acting in good faith, on or prior to December 31, 2023, which fee share percentage shall represent a market fee share weighted average percentage for group purchasing customers similar to the Transferred Members under agreements similar to the Base Agreements based on the prevailing market conditions of the market in which the Purchasers and Transferred Members operate in December of 2023, and taking into account the relative gross Administrative Fees with respect to the purchase of products or services by the Transferred Members; provided, however, if the Established Rate is not agreed upon and remains disputed by the Purchasers and the Company Parties as of December 31, 2023, then either the Purchasers, on the one hand, or the Company Parties, on the other hand, shall be entitled upon written notice to the other to designate the determination of the Established Rate a “Deemed Dispute” and, upon delivery of such notice, such Dispute shall automatically and without the requirement of further action by any party be resolved pursuant to Section 10.12.

(vi)    “Fee Share Rate” – means, with respect to a Renewed Agreement, the specified percentage of Administrative Fees received from Vendors by the Purchaser (or Affiliate thereof and/or their respective successors and assigns) party to such Renewed Agreement that is required under the Renewed Agreement to be paid, remitted or otherwise delivered to the applicable Transferred Member pursuant to such Renewed Agreement (including, in the form of a rebate); provided, however, if such percentage is not expressly specified in a Renewed Agreement then “Fee Share Rate” means the quotient (expressed as a percentage) equal to (A) the amount equal to the portion of total Administrative Fees (such total, the “Total Administrative Fees”) related to or arising from an applicable Transferred Members’ purchases and received from Vendors by the Purchaser (or Affiliate thereof and/or their respective successors and assigns) party to such Renewed Agreement that is required under the Renewed Agreement to be paid, remitted or otherwise delivered to the applicable Transferred Member pursuant to such Renewed Agreement (including, in the form of a rebate) divided by (B) the Total Administrative Fees.

(vii)    “Individual Renewed 2025 Pro Forma Rebates Payable” – means, with respect to a Renewed Agreement, the amount equal to the product of (A) the Fee Share Rate with respect to such Renewed Agreement and (B) the total gross Administrative Fees paid to or accrued by the Purchasers (or Affiliates thereof and/or their respective successors and assigns) with respect to the purchase of products or services during calendar year 2024 by the applicable Transferred Member party to the Base Agreement that such Renewed Agreement is amending, restating or otherwise renewing or modifying; provided, that, if the Fee Share Rate with respect to a Renewed Agreement is not fixed for the full term thereof, then the Fee Share Rate shall be equal to the weighted average of the Fee Share Rates for such full term (as determined by reference to Fee Share Rate applicable to each day in such full term).

(viii)    “Renewed 2024 Total Gross Administrative Fee Amount” – means, the total gross Administrative Fees paid to or accrued by the Purchasers (or Affiliates thereof and/or their respective successors and assigns) for calendar year 2024 solely with respect to purchases by all Transferred Members who are or become party to a Renewed Agreement.

(ix)    “Renewed 2025 Pro Forma Fee Share Percentage” – means the quotient (expressed as a percentage) equal to (A) the Aggregate Renewed 2025 Pro Forma Rebates Payable divided by (B) the Renewed 2024 Total Gross Administrative Fee Amount.

(x)    “Renewed Agreement” – means a Base Agreement that is (A) amended, restated or otherwise renewed or modified or (B) that is replaced in its entirety by a new group purchasing organization participation agreement, in each case of clauses (A) or (B) with an effective date on or after January 1, 2025 executed by a Purchaser (or any Affiliate thereof or their respective successors and assigns) and the counterparty thereto that provides for an extension of the minimum contractual term of such Base Agreement to end on or after December 31, 2027.

(xi)    “Transferred Member” – means a counterparty to a Base Agreement.

(xii)    “Transferred Member Renewal Percentage” – means the quotient (expressed as a percentage) equal to (A) the Renewed 2024 Total Gross Administrative Fee Amount divided by (B) the Actual 2024 Total Gross Administrative Fee Amount.

(d)    the Transferred Member Renewal Percentage and the Renewed 2025 Pro Forma Fee Share Percentage, in each case including the components thereof (the “Contingent Amount Calculations”) shall be calculated in accordance with the Premier Accounting Methods. Notwithstanding the foregoing and anything to contrary herein, but subject to the Accounting

Methods, for purposes of calculating the Contingent Amount Calculations:

(e)    Not later than April 30, 2025, the Purchasers will prepare in good faith and submit to the Company Parties a statement (the “Contingent Amount Statement”) setting forth in reasonable detail the Purchasers’ calculation of the Contingent Amount Calculations in accordance with Section 2.2(d). Upon receipt of the Contingent Amount Statement, the Company Parties and their accountants will be given reasonable access upon reasonable notice to the Purchasers’ relevant books, records, workpapers and personnel during business hours for the purpose of verifying the Purchasers’ determination of the Contingent Amount Calculations. Any such access shall be given in such a manner as to maintain the confidentiality of any confidential information, this Agreement and the transactions contemplated hereby and so as not to interfere unreasonably with the operation of each party or any of its Affiliates. If the Company Parties have no objections in respect of the Contingent Amount Statement, the Company Parties may notify the Purchasers of their acceptance in writing any time within thirty (30) days after receiving the Contingent Amount Statement and this will be deemed the Company Parties’ acceptance of the Purchasers’ calculation as set forth in the Contingent Amount Statement. If the Company Parties have any objections in respect the Contingent Amount Statement, the Company Parties will notify the Purchasers in writing of their objections within thirty (30) days after receipt thereof and will set forth, in writing and in reasonable detail, the reasons for the Company Parties’ objections. If the Company Parties fail to deliver their notice of objections within thirty (30) days after receipt of the Contingent Amount Statement, they will be deemed to have accepted the Purchasers’ calculation as set forth in the Contingent Amount Statement. If the Company Parties delivers a notice of objections within such thirty (30) day period, the Purchasers and the Company Parties will endeavor in good faith to resolve any disputed matters within (30) days after receipt of the Company Parties’ notice of objections. If the Purchasers and the Company Parties are unable to resolve the dispute regarding the Contingent Amount Calculations (the “Contingent Amount Dispute”) within thirty (30) days after receipt of the Company Parties’ notice of objections, then at any time thereafter the Purchasers or the Company Parties may elect to have the Contingent Amount Dispute resolved by a nationally recognized firm of independent public accountants reasonably acceptable to both the Company Parties and the Purchasers (the “Accounting Firm”), who shall, acting as experts and not as arbitrators, and only with respect to amounts that remain in dispute following such thirty (30) day period that are submitted to the Accounting Firm, determine the Transferred Member Renewal Percentage and the Renewed 2025 Pro Forma Fee Share Percentage (in each case, including in the components thereof). In connection with the engagement of the Accounting Firm, each party shall execute reasonable engagement letters in the reasonable discretion of the respective parties and supply such other documents and information as the Accounting Firm reasonably requires. Except to the extent oral presentations are reasonably requested by the Accounting Firm, at which presentation a representative of the other party hereto shall be entitled to attend, the determination by the Accounting Firm of the amounts in dispute shall be based solely on written submissions by the Company Parties and the Purchasers, with a copy to the other party. The determination by the Accounting Firm of the amounts in dispute shall not involve the Accounting Firm’s independent review. Without limitation, each party may submit such additional data and information to the Accounting Firm as the Accounting Firm reasonably requests. Neither the Company Parties nor the Purchasers, nor any of their respective Affiliates, accountants, auditors and other representatives shall have any ex parte communications or meetings with the Accounting Firm regarding the subject matter of the Contingent Amount Dispute without the other party’s prior written consent. The Accounting Firm shall be instructed to use every reasonable effort to perform its services within thirty (30) calendar days after submission of the Contingent Amount Dispute to it and, in any case, as soon as practicable after such submission. In resolving the Contingent Amount Dispute, the Accounting Firm (A) shall base its determination upon the terms and conditions of this Agreement, including with respect to the provisions of this Section 2.2, and (B) shall not assign a value to any item greater than the greatest value for such item claimed by the Company Parties or the Purchasers, or less than the smallest value for such item claimed by the Company Parties or the Purchasers, as presented to the Accounting Firm pursuant hereto. The determination of the Accounting Firm shall be set forth in a written report (including sufficient explanation for the basis of each decision), shall be final and binding on the parties hereto and shall not be subject to dispute, appeal, litigation or challenge for any reason (other than in the event of manifest error). Judgment may be entered to enforce such determination set forth in the Accounting Firm’s report in any court of competent jurisdiction. The Company Parties and the Purchasers will each be responsible for the fees and expenses of the Accounting Firm in inverse proportion as they may prevail on the matters resolved by the Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. For the avoidance of doubt, the parties acknowledge and agree that all actions contemplated to be undertaken by the Company Parties pursuant to this Section 2.2(e) may be undertaken by Acurity individually (for and on behalf of all Company Parties), that the participation of both Company Parties shall not be required, and that the actions (or inactions) of Acurity pursuant to this Section 2.2(e) shall be binding upon both Company Parties (and their respective Affiliates, successors and assign) in all respects.

(f)    Notwithstanding anything to the contrary in this Agreement or otherwise, the Company Parties and the Purchasers acknowledge and agree that:

(i)    until a conclusive determination is made with respect to the Contingent Amount, the Purchasers shall, and shall cause their Affiliates, as applicable, to (A) use reasonable efforts to maintain true, complete, accurate and separate accounting records in order to accurately calculate the Transferred Member Renewal Percentage and the Renewed 2025 Pro Forma Fee Share Percentage, in each case including the components thereof, for purposes of this Section 2.2, and which the Purchasers shall make available for review, until the Transferred Member Renewal Percentage and the Renewed 2025 Pro Forma Fee Share Percentage are determined conclusively in accordance with Section 2.2(d), by the Company Parties and their representatives upon reasonable notice; (B) refrain from taking actions, the primary purpose of which is to, or are intended to, diminish the amount of the Contingent Amount, including postponing to any periods following, or accelerating to any periods prior to, calendar year 2024 any revenues, costs, expenses or fee sharing under the Base Agreements that would otherwise be expected to occur during such period; and (C) consult with the Company Parties prior to taking any material action that would reasonably be expected to diminish the amount of the Contingent Amount, including postponing to any periods following, or accelerating to any periods prior to, calendar year 2024 any revenues, costs, expenses or fee sharing under the Base Agreements that would otherwise be expected to occur during such period; provided, however, that in the event the Company Parties oppose the taking of, and the Purchasers or their Affiliates nevertheless takes, any such action described in clause (B) or clause (C), the Purchasers and the Company Parties shall work together in good faith to determine an appropriate adjustment to the Actual 2024 Total Gross

Administrative Fee Amount, the Renewed 2024 Total Gross Administrative Fee Amount and the Renewed 2025 Pro Forma Fee Share Percentage to exclude the effect of such action described in clause (B) or (C), as the case may be, and in no event shall the Company Parties have the right or ability or be entitled to, and each Company Party hereby waives its right to, enjoin the taking of such action, whether by a decree of specific performance or any temporary, preliminary or permanent injunctive relief;

(ii)    the possibility of receiving the Contingent Amount comprises a material inducement for the Company Parties to enter into this Agreement; provided, however, the Company Parties acknowledge that the Contingent Amount is speculative in nature, is subject to numerous factors outside the control of the Purchasers, there is no assurance that the Company Parties will receive any Contingent Amount and the Purchasers have neither promised nor projected any Contingent Amount; and

(iii)    nothing in this Section 2.2 shall be deemed to limit the rights of the Purchasers or their Affiliates to terminate (and therefore not renew) any Base Agreement in accordance with the terms thereof and the Purchasers and their Affiliates shall not be required to comply with any of the procedures described in Section 2.2(f)(i) with respect to such termination so long as the primary purpose of such termination or non-renewal of any Base Agreement is not to, or is not intended to, diminish the amount of the Contingent Amount.

(g)    If at any time following the Closing and prior to the final determination of the Contingent Amount, (I) the Purchasers (or Affiliates thereof and/or their respective successors and assigns) materially change, or reasonably expect to materially change, the form, structure or composition of the economic arrangements among the Purchasers (or Affiliates thereof and/or their respective successors and assigns) and the members of the group purchasing programs conducted by the Purchasers (or Affiliates thereof and/or their respective successors or assigns) such that the apportionment of value derived from Transferred Member purchases under such group purchasing programs would cease to be allocated (in whole or in part) through the payment of Administrative Fees and related fee sharing arrangements in a manner that diminishes or would reasonably be expected to diminish the amount of the Contingent Amount or (II) there is otherwise a material change in the market practices of the group purchasing industry that results, or would reasonably be expected to result in, the Established Rate, Fee Share, and/or Rebates Payable metrics no longer being reasonable measures of economic conditions meriting payment of the Contingent Amount, then in either case, (i) the Purchasers shall promptly notify the Company Parties in writing of such change (or expected change) (a “Change Notice”), and (ii) the Purchasers and the Company Parties, acting in good faith, shall mutually agree upon an alternative metric to determine the achievement of economic conditions meriting payment of the Contingent Amount; provided, however, if as of the forty-fifth (45th) day following receipt of a Change Notice, such an alternative metric is not agreed upon and remains disputed by the Purchasers and the Company Parties, then either of the Purchasers, on the one hand, or the Company Parties, on the other hand, shall be entitled upon written notice to the other to designate the determination of such alternative metric a “Deemed Dispute” and, upon delivery of such notice, such Dispute shall automatically and without the requirement of further action by any party be resolved pursuant to Section 10.12.

(h)    From and after the Closing and prior to the final determination of the Contingent Amount, the Company Parties (and their Affiliates, successor or assigns) will not, directly or indirectly, recommend, refer, arrange for, or otherwise be involved in discussions or negotiations with respect to (i) the entrance by a Transferred Member into a Renewed Agreements or (ii) the determination of a Transferred Member to amend, restate, or otherwise renew or modify the Base Agreement.

(i)    In the event of a Deemed Dispute with respect to the determination of the Established Rate that is submitted to arbitration pursuant to Section 10.12(b), notwithstanding anything to the contrary in Section 10.12, the arbitrator shall (A) consider only the information, data and materials that are provided to the arbitrator by the Purchasers and the Company Parties and (B) select a fee share percentage between or equal to the fee share percentage proposed by the Purchasers, on the one hand, and the Company Parties, on the other hand.

3.    Representations and Warranties Regarding the Company Parties. In order to induce the Purchasers to enter into this Agreement and consummate the Transactions, except as expressly disclosed on the corresponding Disclosure Schedule delivered to the Purchasers and attached hereto (the “Disclosure Schedules”), (a) Acurity hereby represents and warrants with respect to itself and the Acurity Business (and not with respect to Nexera, the Nexera Business or the Guarantor), (b) Nexera hereby represents and warrants with respect to itself and the Nexera Business (and not with respect to Acurity, the Acurity Business or the Guarantor), and (c) the Guarantor hereby represents and warrants solely with respect to itself as set forth in Section 3.3(a) (and not with respect to any Company Party), in each case, to the Purchasers as follows:

3.1    Organization and Standing; Authority. Each Company Party is a corporation, duly incorporated and validly existing under the Laws of the State of New York, and has the requisite corporate power and authority to conduct its business as presently conducted, to execute, deliver and perform its obligations under this Agreement, and to carry out the Transactions. The Company Parties have all material licenses, certificates, permits, franchises, approvals, registrations, clearances, consents, authorizations, accreditations, and other like items or similar rights (or exemptions or waivers thereof) issued by or obtained from a Governmental Authority (“Permits”) necessary to own and operate the Transferred Assets, and to carry on the Acurity Business and the Nexera Business, as applicable. Each of the Company Parties is duly qualified to do business as a foreign company and is in good standing in each jurisdiction where the ownership or operation of their Properties or the conduct of the Business or the ownership of the Transferred Assets requires such qualification, except for those jurisdictions where the failure to be so qualified would not have a Material Adverse Effect, including each of the jurisdictions set forth on Schedule 3.1. Each Company Party has furnished to the Purchasers true and complete copies of its certificate of incorporation, by-laws and any other governing documents, all as amended to date and presently in effect. None of the Company Parties is in violation, breach or default in any material respect of their respective governing documents, including any of their respective certificates of incorporation and by-laws.

3.2    Subsidiaries. Except as set forth on Schedule 3.2, no Company Party has any direct or indirect Subsidiaries and no Company Party owns or controls, directly or indirectly, any Equity of any other corporation or any interest in any partnership, joint venture, trust or other non-corporate business enterprise. The Transferred Assets do not include any Equity or investment in any other Person.

3.3    Authority for Agreement; No Conflicts.

(a)    The execution, delivery and performance by each Company Party and the Guarantor of this Agreement, the Transaction Documents (as applicable), and all other instruments and agreements to be executed by any Company Party and the Guarantor pursuant hereto and thereto, and the consummation by each Company Party and the Guarantor of the Transactions, have been duly authorized by all necessary corporate action. Assuming the due authorization, execution and delivery of this Agreement by the Purchasers and the Purchaser Guarantor, this Agreement and the Transaction Documents to which each of the Company Parties and the Guarantor, as applicable, is a party, constitutes the legal, valid and binding obligation of the Company Parties and the Guarantor, enforceable against the Company Parties and the Guarantor in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and the effect of rules of law governing the availability of equitable remedies. The execution and delivery by each Company Party and the Guarantor, as applicable, of each Transaction Document to which it is party, and the performance by each Company Party and the Guarantor, as applicable, of the Transactions to which it is a party, will not conflict with or violate the certificate of incorporation, by-laws or any other organizational documents of such Company Party or the Guarantor, as applicable.

(b)    The execution and delivery by each Company Party of each Transaction Document to which it is party, and the performance by each Company Party of the Transactions to which it is a party, (i) subject to the filings required to be made after the date hereof under applicable state or federal securities Laws and under the HSR Act, will not violate any Law applicable to each such Company Party and (ii) except as set forth on Schedule 3.3(b), will not conflict with or result in a breach of any term, condition or provision of, constitute a default under, give any third party the right to accelerate any obligation under, result in a violation of, or require any authorization, consent, approval or other action by a Person under any Material Contract or, result in the creation or imposition of any Lien upon the Transferred Assets, or the suspension, revocation, impairment, forfeiture, or non-renewal of any material Permit applicable to a Company Party, the Business, or the Transferred Assets, except in the case of each of clauses (i) and (ii) for such violations, conflicts, breaches, defaults or other rights that would not reasonably be expected to be material to the operation of the Business, taken as a whole.

3.4    Consents and Approvals. Except for filings required to be made after the date hereof under applicable state or federal securities Laws and under the HSR Act, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority is required on the part of the Company Parties in connection with the consummation of the Transactions.

3.5    Litigation. Except as set forth on Schedule 3.5, as of the date hereof, no Action is pending or, to the Company Parties’ Knowledge, currently threatened against a Company Party or an Affiliate or any of their officers, directors or Employees, that would, if adversely determined, be reasonably expect to be material to the Business taken as a whole, or related to the consummation of the Transactions. None of the Company Parties is a party or subject to the provisions of any Order of any Governmental Authority. There is no Action by the Company Parties currently pending or that the Company Parties have threatened to initiate during the twelve (12) month period prior to the date hereof.

3.6    Financial Statements.

(a)    Schedule 3.6(a) includes (i) the pro forma unaudited, carve-out combined balance sheet of the Business as of December 31, 2019 (the “Latest Balance Sheet”), and statements of income (setting forth the direct revenues and direct expenses related to the Business) of the Business for the twelve (12) month period ended December 31, 2019; and (ii) the pro forma unaudited, carve-out combined balance sheets and statements of income (setting forth the direct revenues and direct expenses Relating to the Acurity Business and Relating to the Nexera Business) of the Business as of December 31, 2018 (clauses (i) – (ii) collectively, the “Carve-Out Financial Statements”). Except for the Carve-Out Financial Statements, Acurity does not maintain separate financial statements of the Acurity Business and Nexera does not maintain separate financial statements of the Nexera Business. The Carve-Out Financial Statements are presented on a combined “carve-out basis” in accordance with the Accounting Methods, extracted from the financial statements of the Business. The Carve-Out Financial Statements were prepared in good faith and are based on the books and records of the Business, and fairly present in all material respects the financial position and results of operations of the Company Parties as of and for the respective dates and periods indicated allocable to, and reflecting the carve-out procedures and adjustments in respect of, the Business on a standalone basis, as described in, on the basis of presentation of, and using the Accounting Methods. The Company Parties maintain and have maintained a standard system of accounting established and administered in accordance with GAAP.

(b)    Absence of Undisclosed Liabilities. There are no material debts, claims, commitments, obligations or liabilities of any nature (whether matured or unmatured, asserted or unasserted, fixed or contingent, accrued, absolute, liquidated or otherwise) with respect to the Business (excluding any portion thereof attributable to the Excluded Liabilities), the Transferred Assets or the Assumed Liabilities that would, in accordance with GAAP, be required to be disclosed on a balance sheet, other than (i) those set forth or adequately provided for in the Carve-Out Financial Statements, (ii) those incurred in the ordinary course of business since the date of the Latest Balance Sheet consistent with prior practice, (iii) those set forth on the Schedule 3.6(b), (iv) those incurred in connection with the execution of this Agreement as provided in this Agreement and the Transaction Documents and (v) otherwise disclosed in this Agreement or any Schedule hereto.

(c)    Except as set forth on Schedule 3.6(c), none of the Company Parties or their respective Affiliates has received written notice within the past five (5) years from such Person’s accountants of any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company Parties.

3.7    Absence of Liabilities; Material Adverse Effect. Except as set forth on Schedule 3.7 hereto, since the date of the Latest Balance Sheet until the date hereof, there has been: (a) no Material Adverse Effect; (b) no waiver of any material valuable right of any Company Party or cancellation of any material debt or claim held by any Company Party; (c) no loan by any

Company Party to any of its or its Affiliates’ officers, directors, Employees or security holders, or any agreement or commitment therefor that will be included in the Transferred Assets and remain outstanding after the Closing (except in connection with the advancement of business expenses to Employees in the ordinary course), (d) no increase, direct or indirect, in the compensation paid or payable to any Employee who is reasonably expected to be an Active Employee (other than base salary or incentive compensation increases in the ordinary course of business and consistent with past practice or pursuant to existing agreements or arrangements) and excluding such Employees who sign Consulting Agreements; (e) no material loss, destruction or damage to any Transferred Asset, whether or not insured; (f) no work stoppage, work slowdown or strike involving any Active Employees; (g) no acquisition or disposition of any material assets (or any contract or arrangement therefor, other than as contemplated by the Transactions) otherwise than for fair value in the ordinary course of business and consistent with past practice; (h) no material change or amendment to any Material Contract, (i) no written or, to the Company Parties’ Knowledge, oral notice of termination of a Material Contract by any party thereto; (x) no sale, assignment, transfer or grant of any exclusive license with respect to any material Company Owned IP otherwise than for fair value in the ordinary course of business and consistent with past practice; (j) no establishment or adoption of any new material Employee Benefit Plan or termination or material changes made to any Employee Benefit Plan, in each case other than changes made in the ordinary course of business or pursuant to existing agreements or arrangements or as required to comply with applicable Law, and (k) except as contemplated by the Transactions, no agreement or understanding, whether in writing or otherwise, for any Company Party to take any of the actions specified in the foregoing clauses (a) through (j).

3.8    Assets and Properties.

(a)    Except as set forth on Schedule 3.8(a), the Company Parties have, or will have at Closing, good and valid title to or a valid leasehold or license interest in all Transferred Assets free and clear of any Liens (other than Permitted Liens) and have, or will have at the Closing, the legal right to use all Transferred Assets. The Company Parties own, or will own at the Closing, all of the Transferred Assets other than those that are leased by or licensed to the Company Parties and specifically listed on Schedule 3.10. No tangible Transferred Asset is located at a location other than at the Leased Real Property. With respect to any lease for personal Transferred Assets listed or required to be listed on Schedule 3.10, such lease is a valid and binding agreement, in full force and effect as it pertains to the Company Party that is a party thereto or, to the Company Parties’ Knowledge, the counterparty thereto, without any material default by the applicable Company Party thereunder or, to the Company Parties’ Knowledge, the counterparty thereunder. No event has occurred and is continuing that, with due notice or lapse of time or both, would constitute a material breach of or a default by a Company Party, or to the Company Parties’ Knowledge, by the counterparty under any such lease. The Transferred Asset are, in the aggregate, suitable and in adequate operating condition as of the Closing Date for the purposes for which they are presently used by the Company Parties in all material respects.

(b)    Except as set forth on Schedule 3.8(b), the Transferred Assets, together with the services to be performed pursuant to the Transition Services Agreement and the Mutual Services Agreement, constitute all of the assets and properties reasonably necessary to permit the Purchasers to carry on the Business as presently conducted.

(c)    The Company Parties do not own, and have never owned, any real property. The real estate listed on Schedule 3.8(c) constitutes all of the real property leased, subleased, licensed or used by the Company Parties (the “Leased Real Property”). Schedule 3.8(c) also sets forth a list of all leases, subleases, licenses, use and other agreements pursuant to which the Company Parties hold, or will hold as of the Closing, any Leased Real Property (collectively, including all amendments and modifications thereto, the “Real Property Leases”). Except as set forth on Schedule 3.8(c), (i) to the Company Parties’ Knowledge, there are no material violations of zoning, building, health, traffic, sewer/septic, flood control, fire safety, handicap ordinances or other applicable Laws with respect to such Leased Real Property and (ii) to the Company Parties’ Knowledge, all material improvements making up the Leased Real Property, including, without limitation, the mechanical systems, HVAC systems, plumbing, electrical, security, utility and sprinkler systems (the “Leasehold Improvements”), are in reasonable, working condition, subject only to normal, scheduled maintenance, are reasonably sufficient for the operation of such Leased Real Property for its current use and, to the Company Parties’ Knowledge, there are no material structural or other physical defects or deficiencies in the condition of such Leasehold Improvements.

(d)    With respect to each Real Property Lease, (i) the Company Parties hold, or will hold as of Closing, a valid and existing leasehold interest thereunder, (ii) the Company Parties’ possession and quiet enjoyment of the Leased Real Property under such Real Property Lease has not been disturbed during the twelve (12) months prior to the date hereof, and there are no current disputes with respect to such Real Property Lease, (iii) no security deposit or portion thereof deposited with respect to such Real Property Lease has been applied in respect of a breach or default under such Real Property Lease which has not been redeposited in full, (iv) the Company Parties do not owe, nor will they owe in the future, any brokerage commissions or finder’s fees with respect to such Real Property Lease, (v) the Company Parties have not subleased, licensed or otherwise granted any other party the right to use or occupy such Leased Real Property or any portion thereof, (vi) the Company Parties have not collaterally assigned or granted any security interest in such Real Property Lease or any interest therein, and (vii) the Company Parties are not in default in any material respect under such Real Property Lease, and, to the Company Parties’ Knowledge, no other party to such Real Property Lease is in default under such Real Property Lease, and, to the Company Parties’ Knowledge, no conditions exist or events have occurred which, with the giving of notice or passage of time, or both, would constitute a default by either Company Parties under such Real Property Lease. Except as set forth on Schedule 3.8(d), the Leased Real Property constitutes all of the real property and Leasehold Improvements leased by the Company Parties, and the Leased Real Property comprises all of the real property used by the Company Parties in connection with the Business.

3.9    Intellectual Property.

(a)    Schedule 3.9(a)(i) sets forth a true and complete list of (i) all registered Patents, Copyrights and Trademarks and applications therefor in the name of a Company Party or of which a Company Party is the owner or the purported owner (“Registered IP”), specifying the status (completed or in process) and serial or registration number, if applicable, and all material unregistered Trademarks owned or purported to be owned by a Company Party, (ii) all material Intellectual Property licenses and sublicenses granted to a Company Party by a third party other than any Affiliate of a Company Party (excluding (w) financial, accounting, administrative and other business application software, (x) commercial off the shelf, clickwrap or shrink wrap licenses for software in which a Company Party is the licensee and the license fee is less than $25,000, (y) government furnished materials that constitute Intellectual Property, and (z) firmware that is included in any equipment purchased by a Company Party) (the “Company In-Licenses”), (iii) all licenses and sublicenses granted by a Company Party to any third party and with respect to any material Intellectual Property (excluding any express or implied licenses in the ordinary course of business to use Trademarks) (the “Company Out-Licenses”), (iv) Domain Names and Social Media Accounts owned or used by a Company Party in the Business and (v) material software owned by a Company Party, including the Company Software and the Company Solution.

(b)    Except as set forth on Schedule 3.9(a)(i), the Company Parties are the sole and exclusive owners of all rights, title and interests in the Company Owned IP. All Company Owned IP is owned free and clear of all Liens, and each item of the Company Owned IP is valid, subsisting, and, to Company Parties’ Knowledge, enforceable and in full force and effect. Except as set forth on Section 3.9(b)(ii), none of the Company Parties has granted any exclusive license to a third party of the Company Owned IP.

(c)    Except as set forth on Schedule 3.9(c), (i) to the Company Parties’ Knowledge, none of the Company Owned IP and, if any, Intellectual Property exclusively licensed to a Company Party under a Company In-License is or has been infringed, misappropriated or violated by any third party, (ii) none of the Business as conducted by the Company Parties immediately prior to the Closing, the Company Owned IP or the Company Solution has, within the last three (3) years, infringed, misappropriated or violated, or infringes, misappropriates or violates, any Intellectual Property of any third party, (iii) none of the Company Parties has received written notice or, to the Company Parties’ Knowledge, oral notice that the conduct of the Business or the use of any Intellectual Property by a Company Party in the operation of its respective Business infringes, misappropriates or violates any Intellectual Property of a third party, and there is no claim pending or, to the Company Parties’ Knowledge, threatened in writing that alleges the same, and (iv) the Registered IP is validly filed, prosecuted and maintained and there is no claim pending or, to the Company Parties’ Knowledge, threatened that alleges that any Company Owned IP or any Company In-License is invalid or unenforceable in whole or in part.

(d)    The consummation of the transactions contemplated hereby will not have a Material Adverse Effect on any Intellectual Property included in the Transferred Assets and used in or necessary to the conduct of the Business as currently conducted by the Company Parties.

(e)    The Company Parties have in place commercially reasonable measures to protect and preserve the confidentiality of their trade secrets and other confidential or proprietary information and, to Company Parties’ Knowledge, such measures have been followed and are currently being followed.

(f)    Each Person who has contributed, or is responsible to contribute, to the development of any Company Owned IP has assigned all rights, title, and interests in such Company Owned IP in writing to one of the Company Parties that has employed or engaged such Person, and each such Person has waived any moral rights in such Company Owned IP.

(g)    None of the Company Software has created or creates any obligation with respect to any Company Software or part thereof (i) to be licensed or made available in source code form, (ii) to be made available without charging any fee, except as set forth on Schedule 3.9(g), (iii) except as specifically permitted by Law, to permit de-compilation, disassembly or reverse-engineering, or (iv) to permit preparing derivative works.

(h)    All Social Media Accounts used or maintained by Acurity Relating to the Acurity Business or Nexera Relating to the Nexera Business have been, or will be at Closing, registered in the name of one of the Company Parties and are, and have been, to Company Parties’ Knowledge, in material compliance with all applicable Law. To the Company Parties’ Knowledge, no Social Media Account has been or is now challenged, interfered with or threatened in any material way.

3.10    Insurance. The Company Parties maintain as of the date hereof the policies of insurance set forth on Schedule 3.10, pursuant to which the Company Parties are named insureds, with respect to general comprehensive liability, product liability, errors and omissions, director and officer, workers’ compensation, auto, fire and casualty insurance. No carrier of insurance has cancelled or failed to renew such policies. To the Company Parties’ Knowledge, the Company Parties have duly and timely made all claims they have been entitled to make under each such policy of insurance during the last three (3) years or in the case of products liability insurance, during the last six (6) years. To the Company Parties’ Knowledge, there is (i) no reportable event that has occurred prior to the date hereof that would reasonably be expected to give rise to a claim under any Company Party’s insurance policies or (ii) no material claim by the Company Parties or their Affiliates pending under any such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. Schedule 3.10 describes any self-insurance arrangements other than deductible and co-insurance obligations affecting the Company Parties.

3.11    Material Contracts and Obligations. Schedule 3.11 sets forth a list of the following agreements included in the Transferred Assets to which a Company Party is a party or by which it is bound, and which are in effect or binding on a Company Party, in each case, as of the date of this Agreement (such contracts or agreements described below or required to be described below, including the Material Member, Consulting and Vendor Contracts, “Material Contracts”):

(a)    excluding all contracts with Acurity Participating Members, all contracts (whether written or unwritten) that require the payment by a Company Party of $100,000 or more from and after the Closing in any one (1) year following the Closing and that have a remaining stated term in excess of one (1) year or are not terminable by the applicable Company Party without penalty or premium within one (1) year from the date hereof.

(b)    all contracts (whether written or unwritten), within the following categories:

(i)    contracts with clients or customers (other than Acurity Participating Members, Material Members or Material Consulting Customers) requiring aggregate payments by such client or customer to a Company Party in excess of $100,000 per year during their remaining term following the Closing;

(ii)    contracts that contain material exclusivity, non-competition or “most-favored nation” provisions that limit in any material respect the freedom of any Company Party to compete in any line of business or with any Person or in any area;

(iii)    all agreements relating to any Intellectual Property, including, but not limited to, the Company Owned IP, Company In-Licenses and Company Out-Licenses, that, in each case, are material to the operation of the Business;

(iv)    all contracts for leases, subleases, rental agreements, contracts of sale tenancies or licenses of real property providing for lease payments by any Company Party in excess of $100,000 per annum;

(v)    any agreement or indenture relating to the borrowing of money by any Company Party that would, if remaining outstanding on the Closing Date, be Indebtedness hereunder or to the mortgage or pledge of, or the attachment of a Lien on, any material Property of any Company Party;

(vi)    any guaranty by a Company Party of any third-party obligation that will remain in effect following the Closing;

(vii)    all employment agreements between a Company Party and any Employee that are not terminable at the will of a Company Party or that provide for severance of $50,000 or more; and

(viii)    any corporate integrity agreement, settlement agreement, deferred prosecution agreement or similar agreement.

The Company Parties have delivered to the Purchasers a copy of each of the foregoing agreements or arrangements which has been reduced to writing and a written summary of each oral agreement or arrangement. Each of the foregoing agreements and arrangements is valid, binding and in full force and effect as it pertains to the Company Party that is a party thereto and, to the Company Parties’ Knowledge, the counterparty thereto, without any current or reasonably anticipated material violation, breach or default of any Company Party or counterparty thereunder. The Company Parties have no Knowledge of any breach or threatened breach by the other party or parties to any of the foregoing agreements or arrangements. Except as set forth on Schedule 3.11, none of the Company Parties or their Affiliates has received written notice nor do any of them have reasonable grounds to believe that any party to any such agreements or arrangements intends to cancel or terminate any of such agreements or arrangements or to exercise or not exercise any options thereunder or to seek a renegotiation or adjustment of any material provisions thereof.

3.12    Compliance. The Company Parties are in compliance in all material respects with all applicable Laws, including any applicable environmental Laws relating to the protection of human health or the environment. The Company Parties have, and during the preceding six (6) years have maintained, a compliance program that is consistent with the requirements of a corporate compliance and ethics program identified in U.S.S.G. § 8B2.1.

3.13    Employee Benefits.

(a)    Schedule 3.13(a) sets forth a list of each material Employee Benefit Plan in which Employees or a Company Party’s directors or consultants participate, or on whose behalf a Company Party or any of its Affiliates is required to make contributions on behalf of any Employee, or to which a Company Party or any of its Affiliates has any actual or potential liability with respect to any Employees as of the date hereof (“Company Benefit Plan”); provided, however, no arrangement listed on Schedule EBP shall be a Company Benefit Plan for any purpose. A description of the material terms of any unwritten Company Benefit Plan in existence on the date hereof is set forth on Schedule 3.13(a).

(b)    With respect to each Company Benefit Plan, prior to the date hereof, the Company Parties have provided or made available to the Purchasers correct and complete copies of (i) all current plan documents (including trust agreements, insurance contracts, and other funding or service arrangements, to the extent applicable), (ii) the most recent determination or opinion letter received from the Internal Revenue Service, (iii) the most recent Form 5500 Annual Report and attached schedules, including audited financial statements and actuarial valuation reports (or evidence of any applicable exemption), (iv) the most recent summary plan description with any summary material modifications, and (v) the most recent nondiscrimination testing reports for any Company Benefit Plans required to perform such testing.

(c)    Each Company Benefit Plan has been established, maintained, funded and administered in compliance in all material respects with its terms and all applicable Laws.

(d)    Each such Company Benefit Plan established or maintained by a Company Party or its Affiliates that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter or prototype opinion letter from the Internal Revenue Service in the previous five (5) years and, to the Company Parties’ Knowledge, there are no existing circumstances that would be reasonably likely to result in the revocation of any such determination letter or prototype opinion letter of any such Company Benefit Plan.

(e)    No Company Party, nor any entity treated as a single employer with a Company Party for the purposes of Section 414 of the Code (each an “ERISA Affiliate”) maintains or has, within the preceding six (6) years, maintained an Employee Benefit Plan that is a defined benefit plan subject to Section 412 or 430 of the Code or Title IV of ERISA or that is otherwise subject to Section 412 or 430 of the Code, or currently has, within the preceding six (6) years has had, any obligation to contribute to a Multiemployer Plan. No Company Party or any ERISA Affiliate of a Company Party has any liability with respect to any plan described in this Section 3.13(e).

(f)    Other than claims for benefits in the ordinary course of business, there is no Action pending or, to the Company Parties’ Knowledge threatened in writing, against a Company Party or Affiliate thereof arising out of any Company Benefit Plan. Neither any Company Party nor any officer of a Company Party or Employee has engaged in a non-exempt “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan.

(g)    Except as set forth on Schedule 3.13(g), neither the execution and delivery of this Agreement, nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) entitle any current or former Employees or a Company Party’s directors or consultants who are providing or have provided services to a Company Party, to any severance, separation, change of control, termination, bonus, retention or other additional compensation or benefits under any Company Benefit Plan, or (ii) cause or result in the accelerated vesting, funding or delivery of, or increase the amount or value of, any compensation or benefits provided to any such individuals under any Company Benefit Plan.

(h)    All material contributions and premium payments with respect to Employees that are due under any Company Benefit Plan have been made within the time periods prescribed by ERISA and the Code, and all material contributions and premium payments on behalf of Employees that are due with respect to any such Company Benefit Plan prior to the Closing Date have been made.

(i)    No Company Benefit Plan provides for post-retirement health, medical, life insurance or other welfare benefits (other than as required by healthcare continuation coverage pursuant to Section 4980B of the Code or any similar state law (“COBRA”), coverage) or requires any Company Party to pay or subsidize COBRA premiums for a terminated employee under the terms and conditions thereof.

(j)    None of the Assumed Liabilities is an obligation to make a payment that would not be deductible by reason of Section 280G of the Code (as determined without regard to Section 280G(b)(4)).

3.14    Labor Matters. Schedule 3.14 sets forth a list of all Employees (other than Employees who sign Consulting Agreements or who are not expected to become Transferred Employees) and each Company Party’s consultants and independent contractors, and sets forth for each such individual as of the date hereof the following: (a) name; (b) identity of primary employer or contractor status; (c) title or position (including whether full or part time); (d) hire date; (e) current annual base compensation rate or, if an independent contractor, other form of compensation; (f) commission, bonus or other incentive-based compensation amounts paid with respect to the last completed fiscal year preceding the date hereof; (g) whether such individual is on short- or long-term disability leave (and if so, expected date of return to work); (h) classification as exempt versus non-exempt under the Fair Labor Standards Act and similar state Laws; and (i) the amount of accrued and unused sick time. Except as set forth on Schedule 3.11(b)(vii) or Schedule 3.13(g), upon termination of the employment or engagement of any Employees or a Company Party’s consultants or independent contractors, no severance or other payments will become payable by a Company Party. All Employees are employed on a “terminable at will” basis. Each of the Company Parties is in compliance in all material respects with all applicable Laws and regulations respecting labor, employment, fair employment practices, terms and conditions of employment, safety and health, workers’ compensation, immigration, and wages and hours. Except as would not result in material liability to a Company Party, no individual has been engaged by a Company Party as or in the capacity of an independent contractor who does not qualify for such status under all Laws and agreements applicable to the Company Parties, and all Employees who have been classified as exempt under the Fair Labor Standards Act (and state and local counterpart Laws) have been properly classified as such. Except as set forth on Schedule 3.14, there are no Actions against a Company Party relating to employment discrimination, sexual harassment, or any other unfair employment or labor practices involving a Company Party, or any of the directors, officers or Employees of a Company Party, or strikes, slowdowns, stoppages of work, organizing activity, or other concerted interference with normal operations existing, pending or, to the Company Parties’ Knowledge, threatened to be brought or filed against or involving a Company Party. No Company Party is a party to any collective bargaining agreement, and there are no labor unions or other organizations representing, or to the Company Parties’ Knowledge, purporting to represent or attempting to represent, any Employee. There are no pending, or to the Company Parties’ Knowledge, threatened, material grievances, complaints or charges filed against a Company Party relating to labor and employment matters. Each of the Company Parties is, and at all times has been, in compliance in all material respects with the requirements of the Immigration Reform Control Act of 1986, and, except as would not result in material liability to a Company Party, all Forms I-9 have been accurately and completely prepared and signed by the Employee and a Company Party representative. Except as set forth on Schedule 3.14, neither any of the Company Parties nor any of their Affiliates has received any written or, to Company Parties’ Knowledge, oral notice concerning any prospective change with respect to any senior management, key Employees or contractors of a Company Party. During the ninety (90) calendar day period prior to the date hereof, (i) no Company Party has effectuated a “plant closing” or “mass layoff” as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any other similar or state Law affecting the Employees and (ii) except as set forth on Schedule 3.14, no Employee has experienced or will experience an “employment loss” as defined in the WARN Act or any similar state or local law.

3.15    Transactions with Affiliates; Conflicts of Interest. Except as set forth on Schedule 3.15, neither Company Party nor any of its Affiliates or, to the Company Parties’ Knowledge (without requiring any investigation), any of their respective directors (or equivalent), officers and employees (including any family member thereof) is a party to any transaction with a Company Party or relating to the Business presently in effect, including any contract, agreement or other arrangement providing for the furnishing of services by, rental of real or personal Property from or otherwise requiring payments to, any such Person, the terms of which are not on an arm’s length basis, but excluding any contract related to employment.

3.16    Taxes. Except as set forth on Schedule 3.16:

(a)    All U.S. federal income and other material Tax Returns required to be filed by, or with respect to, each Company Party have been timely filed in accordance with and to the extent required by all applicable Laws, and all such Tax Returns were true, correct and complete in all material respects. Each Company Party has timely paid all U.S. federal income and other material Taxes due and payable by such Company Party whether or not shown on any such Tax Return, other than any such Taxes that are being contested by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP.

(b)    No statute of limitations has been waived with respect to a Tax assessment or deficiency of any Company Party. No Company Party is currently the beneficiary of any extension of time (other than any automatic extensions of time) with which to file any Tax Returns.

(c)    There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company Parties.

(d)    No Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to a Company Party. No claim has been made by an authority in a jurisdiction in which a Company Party does not file Tax Returns that a Company Party is or may be subject to taxation by the jurisdiction.

(e)    Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, the representations and warranties in Section 3.13 and this Section 3.16 shall be the sole representations and warranties with respect to matters relating to Taxes of the Company Parties.

For purposes of this Agreement, (i) “Taxes” shall mean all taxes, levies or other like assessments, charges or fees imposed on and payable by the Company Parties, including, without limitation, income, gross receipts, estimated, transfer, excise, property, sales, use, value-added, license, escheat, payroll, withholding, social security and franchise or other governmental taxes or charges, or other tax of any kind whatsoever, whether disputed or not, imposed by any taxing authority, and such term shall include any interest, penalties or additions to tax attributable to such taxes and any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person; and (ii) “Tax Return” shall mean any report, return, statement or other written information required to be supplied to a taxing authority in connection with Taxes, including any amendment thereof; provided, however, that for the avoidance of doubt, the term “Tax Return” shall not include any Tax Return filed by any direct or indirect parent of any Company Party.

3.17    Customers and Vendors. Schedule 3.17 sets forth (a) the twenty (20) largest Acurity Participating Members, each as a percentage of Acurity’s revenue attributable to Acurity Participating Members for each of the years ended December 31, 2018 and 2019 (“Material Members”), (b) the twenty (20) largest group purchasing contracted suppliers of Acurity as a percentage of the purchases by Acurity Participating Members for each of the years ended December 31, 2018 and 2019 (“Material GPO Vendors”), and (c) the twenty (20) largest customers of Nexera as a percentage of Nexera’s revenue for each of the years ended December 31, 2018 and 2019 (“Material Consulting Customers”). As of the date hereof, except as set forth on Schedule 3.17 hereto and except in connection with agreements that have expired in accordance with their terms, (i) to the Company Parties’ Knowledge, no Company Party has received notice from any Material Member, Material GPO Vendor or Material Consulting Customer that such Material Member, Material GPO Vendor or Material Consulting Customer has cancelled, materially modified or otherwise terminated its relationship with such Company Party, and (ii) since January 1, 2019, no Material Member, Material GPO Vendor or Material Consulting Customer either cancelled or terminated or has decreased materially its usage or purchase of the services or products of such Company Party or its services, supplies or materials furnished to or through such Company Party, nor does any Material Member, Material GPO Vendor or Material Consulting Customer have, to the Company Parties’ Knowledge, any plan or intention to do any of the foregoing. Each currently effective contract (whether written or unwritten) between (w) a Company Party and a

Material Member, (x) a Company Party and a Material GPO Vendor, and (y) a Company Party and a Material Consulting Customer (collectively, the “Material Member, Consulting and Vendor Contracts”), is valid, binding and in full force and effect as it pertains to the Company Party that is a party thereto and, to the Company Parties’ Knowledge, the counterparty thereto, without any current or reasonably anticipated material violation, breach or default of any Company Party or counterparty thereunder. To the Company Parties’ Knowledge, there is no breach or threatened breach by the other party or parties to any of the Material Member, Consulting and Vendor Contracts. Neither of the Company Parties, the Guarantor nor any of their Affiliates has received written notice nor do any of them have reasonable grounds to believe that any party to any such Material Member, Consulting and Vendor Contracts intends to cancel or terminate any of such agreements or to exercise or not exercise any options thereunder or to seek a renegotiation or adjustment of any material provisions thereof. The Company Parties have made available to the Purchasers a copy of each of the Material Member, Consulting and Vendor Contracts (excluding amendments and extensions thereto that do not have a material impact on the terms and conditions of the Material Member, Consulting and Vendor Contracts) which has been reduced to writing and a written summary of each oral Material Member, Consulting and Vendor Contract.

3.18    Brokers or Agents. Except as set forth on Schedule 3.18, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon any agreement or understanding alleged to have been made by such Person directly or indirectly with any Company Party (or by any Affiliate of a Company Party on behalf of a Company Party) or, if applicable, any Company Party’s officers, directors or employees, in connection with any of the Transactions.

3.19    Indebtedness. Except as reflected on the Latest Balance Sheet or set forth on Schedule 3.19 hereto, the Company Parties have no Indebtedness outstanding, nor is any Company Party a guarantor or otherwise responsible for any liability or obligation (including Indebtedness) of any other Person. The Assumed Liabilities do not include Indebtedness.

3.20    Health Care Regulatory Compliance.

(a)    Except as set forth in Schedule 3.20(a), the Company Parties are operating and since January 1, 2015, have operated in compliance in all material respects with the Health Care Regulatory Laws. Except as set forth in Schedule 3.20(a), none of the Company Parties or any Affiliate thereof has during such period received any written or, to the Company Parties’ Knowledge, oral notice, nor any written or, to the Company Parties’ Knowledge, oral complaints from a Person, that allege that any Company Party is not in compliance in a material respect with any such Health Care Regulatory Laws and that have not been addressed to the satisfaction of such Governmental Authority or complainant.

(b)    The Company Parties are not, and have not at any time, enrolled as a participating provider or supplier in, or received payments for professional or medical services from, any Program. Except as set forth in Schedule 3.20(b), since January 1, 2015, the Company Parties and their employees and agents have not been excluded, debarred, suspended or been otherwise determined to be, or identified as, ineligible to participate in the Programs, or convicted of any crime relating to any such Program, nor have the Company Parties or any Affiliate thereof received any written notice that a Company Party, their employees or, as applicable, workforce members have been convicted of any crime relating to a Program, nor proposed to be excluded, debarred, suspended or otherwise determined to be, or identified as, ineligible to participate in any such Program. Except as set forth in Schedule 3.20(b), since January 1, 2015, to Company Parties’ Knowledge none of the Company Parties or any Affiliate thereof has received any written notice that any of the Company Parties is the subject of any investigation or review regarding its participation in any Program. None of the Company Parties is, as of the date hereof, listed on the System for Award Management or the OIG lists of excluded individuals and entities.

(c)    Except as set forth in Schedule 3.20(c), the Company Parties have not, since January 1, 2015, been the subject of or received, or to the Company Parties’ Knowledge, is there any pending or threatened: (i) compliance, disciplinary or enforcement Action from any Governmental Authority; (ii) any written notice of noncompliance with or alleged violation of any Health Care Regulatory Laws or Regulatory Filings; or (iii) material finding from an inspection by a Governmental Authority. Except as set forth in Schedule 3.20(c), no Person has filed or, to the Company Parties’ Knowledge, has threatened to file against any Company Party any claim under any federal or state whistleblower statute, including without limitation, the Federal False Claims Act (31 U.S.C. §§3729 et seq.). Since January 1, 2015, none of the Company Parties nor any of their Affiliates has entered into, or is otherwise bound by or currently negotiating, any agreements with any Governmental Authority in connection with compliance with Health Care Regulatory Laws with respect to any Company Party, including a corporate integrity agreement with the OIG or any similar deferred prosecution or settlement agreement with any Governmental Authority. No Company Party has made, or is in the process of making, any self-disclosure to a Governmental Authority relating to non-compliance with applicable Health Care Regulatory Laws.

(d)    Schedule 3.20(d) is a true, correct and complete list of all material Permits from Governmental Authorities required under any Health Care Regulatory Laws for the Company Parties to conduct the Business as it is now being conducted, and as they will be conducted as of the Closing Date (“Regulatory Filings”). The Company Parties have delivered or made available to the Purchasers true and complete copies of all Regulatory Filings. Each Regulatory Filing is in full force and effect, without limitation or restriction, except in accordance with its terms. Except as set forth in Schedule 3.20(b), the Company Parties, their employees and, as applicable, agents, hold all Regulatory Filings, except where the failure to hold such Regulatory Filings would not reasonably be expected to result in a Material Adverse Effect. All Regulatory Filings have been timely filed, maintained or furnished, except where the failure to so file, maintain or furnish such Regulatory Filings has not and would not reasonably be expected to have a Material Adverse Effect. To the Company Parties’ Knowledge, all Regulatory Filings are in compliance with applicable Health Care Regulatory Laws in all respects, except where the failure to be correct and in compliance has not and would not reasonably be expected to have a Material Adverse Effect. None of the Company Parties nor any Affiliate thereof has received any written notice from a Governmental Authority that such Governmental Authority intends to cancel or terminate any of such Regulatory Filings.

(e)    Except as has not been or would not reasonably be expected to be material to a Company Party, no Company Party, nor any director, manager, officer, nor, to the Company Parties’ Knowledge, any employee or agent of a Company Party, has: (i) made or caused to be made a false statement or representation of a fact in any application for any benefit or payment; (ii) made or caused to be made any false statement or representation of a fact for use in determining rights to any benefit or payment; (iii) concealed any event affecting the initial or continued right to receive any benefit or payment with intent to fraudulently secure such benefit or payment in an amount or quantity greater than that which is due or which is authorized; (iv) received or made any payment or any remuneration whatsoever to induce or encourage the referral of a patient to the purchase of goods and/or services in violation of federal or state Laws regulating health care fraud, including the Federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b; the Stark Laws, 42 U.S.C. § 1395nn and their associated regulations; the False Claims Act, 31 U.S.C. §§3729, et seq.; or state Laws relating to the referral of patients or health care business in exchange for remuneration or to entities in which the referrer has an ownership or financial relationship; (v) solicited or received any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offered to pay or receive such remuneration in violation of federal or state Laws regulating health care fraud, including the Federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b; the Stark Laws, 42 U.S.C. § 1395nn and their associated regulations; the False Claims Act, 31 U.S.C. §§3729, et seq.; or state Laws relating to the referral of patients or health care business in exchange for remuneration or to entities in which the referrer has an ownership or financial relationship: (x) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicare or Medicaid; or (y) in return for purchasing, leasing or ordering or arranging for or recommending purchasing, leasing or ordering any good, facility, service or item for which payment may be made in whole or in part by Medicare or Medicaid.

3.21    HIPAA and Privacy Laws. The Company Parties: (a) are currently conducting the Business in material compliance with HIPAA; (b) have, since January 1, 2015, conducted the Business in material compliance with HIPAA; (c) are currently conducting the Business in material compliance with all applicable Laws governing the privacy, security or confidentiality, including data breach notification, of Personal Data (or similar terms such as “personally identifiable information,” as defined by applicable state and federal Laws), to the extent not preempted by HIPAA (collectively, the “Privacy Laws”); and (d) have, since January 1, 2015, conducted the Business in material compliance with the Privacy Laws. No material Action by any Governmental Authority is currently pending or, to the Company Parties Knowledge, threatened in writing against a Company Party, since January 1, 2015, which is related to compliance by the Company Parties with HIPAA or the Privacy Laws. To the Company Parties’ Knowledge, no Company Party has since January 1, 2015 experienced any (i) material breach of data security, as defined by applicable Privacy Laws, including HIPAA, with respect to Personal Data, (ii) material Breach of Unsecured Protected Health Information as “Breach,” “Unsecured Protected Health Information” and “Protected Health Information” are defined by HIPAA, or (iii) any material Security Incident as “Security Incident” is defined by HIPAA, except, with respect to clause (iii), for those Security Incidents which would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, neither (A) the execution, delivery or performance of this Agreement or any of the other Transaction Documents, nor (B) any of the transactions contemplated by this Agreement or any such other agreement, document or instrument, will result in any violation of any applicable Law or contractual obligations pertaining to the confidentiality or non-disclosure of Company Data and/or User Data. Except as set forth in Schedule 3.21, each Company Party has executed current and valid “Business Associate Agreements” (as described in 45 C.F.R. §§ 164.502(e) and 164.504(e)) with each (i) “covered entity” (as defined at 45 C.F.R. § 160.103) for which such Company Party provides functions or activities that render such Company

Party a “business associate” (as defined at 45 C.F.R. § 160.103), and (ii) “subcontractor” (as defined at 45 C.F.R. § 160.103) of such Company Party that is a business associate (pursuant to paragraph (3)(iii) of the definition of “business associate” at 45 C.F.R. § 160.103). No Company Party has breached any such Business Associate Agreement and, to the Company Parties’ Knowledge, no covered entity or subcontractor has breached any such Business Associate Agreement with any Company Party, which breach, in either case, would have a Material Adverse Effect.

3.22    Inventory. Neither Company Party has any material Inventory.

3.23    Independent Investigation. The Company Parties acknowledge and agree that: (a) in making their decision to enter into this Agreement and to consummate the Transactions, the Company Parties have relied solely upon their own investigation and the express representations and warranties of the Purchasers set forth in Section 4 of this Agreement and any certificate or other instrument delivered by the Purchasers pursuant to this Agreement; and (b) none of the Purchasers or any other Person has made any representation or warranty as to the Purchasers, their Affiliates or this Agreement, except as expressly set forth in Section 4 of this Agreement and any certificate or other instrument delivered by the Purchasers pursuant to this Agreement.

3.24    Solvency. Immediately after giving effect to the Transactions, each Company Party: (a) will not be engaged in any business or transaction for which it has unreasonably small assets or capital (within the meaning of the Uniform Fraudulent Transfer Act, the Uniform Fraudulent Conveyance Act and section 548 of the Federal Bankruptcy Code); and (b) will be able to pay its debts as they mature. No transfer of Property, including the Transferred Assets, is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of any Company Party.

3.25    Exclusivity of Representations and Warranties. Notwithstanding the delivery or disclosure to the Purchasers or their respective officers, directors, employees, agents or representatives of any documentation or other information (including any financial projections or other supplemental data), except as otherwise expressly set forth in this Section 3 or Section 4, and in any certificate or other instrument delivered by the Company Parties pursuant to this Agreement, neither any Company Party nor any other Person has made or makes, and the Company Parties expressly disclaim, any other representation or warranty of any kind or nature, express or implied, including representations and warranties as to the condition, value or quality of the Business or Transferred Assets.

4.    Representations and Warranties of the Purchasers.    In order to induce the Company Parties to enter into this Agreement and consummate the Transactions, (a) each Purchaser hereby represents and warrants, and (b) the Purchaser Guarantor hereby represents and warrants as to the matters set forth Section 4.8, and solely with respect to itself as set forth in Sections 4.1 and 4.5, in each case, to the Company Parties as follows:

4.1    Organization and Authority. The Purchaser is duly formed and validly existing under the Laws of the State of Delaware and has the requisite limited liability company power and authority to conduct its business as presently conducted. The execution, delivery and performance by the Purchaser and the Purchaser Guarantor of this Agreement, the Transaction Documents (as applicable), and all other instruments and agreements to be executed by the Purchaser and the Purchaser Guarantor pursuant hereto and thereto, and the consummation by the Purchaser and the Purchaser Guarantor of the Transactions, have been duly authorized by all necessary limited liability company action and limited partnership action, respectively. This Agreement and the Transaction Documents to which the Purchaser and the Purchaser Guarantor, as applicable, is a party have been duly executed and delivered by the Purchaser and the Purchaser Guarantor and, assuming the due authorization, execution and delivery of this Agreement by the Company Parties and the Guarantor, constitute the legal, valid and binding obligations of the Purchaser and the Purchaser Guarantor, enforceable against the Purchaser and the Purchaser Guarantor in accordance with their respective terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, and the effect of rules of law governing the availability of equitable remedies. The execution and delivery by the Purchaser and the Purchaser Guarantor of this Agreement and the Transaction Documents to which the Purchaser or the Purchaser Guarantor, as applicable, is a party, and the performance by the Purchaser or the Purchaser Guarantor, as applicable, of the Transactions, (i) will not violate the certificate of formation, by-laws or any other organizational documents of such Purchaser or the Purchaser Guarantor, as applicable, (ii) will not violate any Law, statute, rule or regulation applicable to the Purchaser or the Purchaser Guarantor and (iii) will not conflict with or result in a breach of any term, condition or provision of, constitute a default under, give any third party the right to accelerate any obligation under, result in a violation of, or require any authorization, consent, approval or other action by or, except for filings required to be made after the date hereof under applicable state or federal securities Laws or under the HSR Act, notice to any Governmental Authority pursuant to its governing documents, or any agreement to which the Purchaser or the Purchaser Guarantor, as applicable, is a party or by which they or any of their respective assets is bound, or any Order, applicable to the Purchaser, the Purchaser Guarantor or any of their respective assets.

4.2    Experience. The Purchaser has such knowledge and experience in financial and business matters and in the affairs of the Business that it is capable of evaluating the risks and merits of its investment in the Business and is financially able to bear the risks thereof. The Purchaser is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

4.3    Litigation. No Action is pending or, to the knowledge of the General Counsel of Premier, Inc. after due and reasonable investigation, threatened against the Purchaser, or any of its Affiliates, officers, managers or employees, which is related to the consummation of the Transactions, nor is the Purchaser aware that there is any basis for the foregoing. The Purchaser is not a party or subject to the provisions of any Order of any Governmental Authority related to the consummation of the Transactions.

4.4    Consents and Approvals. Except for filings required to be made after the date hereof under the HSR Act, no material consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, regional, state or local Governmental Authority or any other third party is or was required on the part of the Purchaser in connection with the consummation of the Transactions.

4.5    No Conflict. The execution, delivery and performance of the Transaction Documents by the Purchaser and the Purchaser Guarantor, and the consummation by the Purchaser and the Purchaser Guarantor of the Transactions, will not constitute a violation (with or without the giving of notice or lapse of time, or both) of any provision of any Law or any Order of any Governmental Authority applicable to the Purchaser or the Purchaser Guarantor, except for filings required to be made after the date hereof under the HSR Act and except for such violations, conflicts, breaches, defaults or other rights that would not reasonably be likely to prevent or materially delay the Closing or otherwise prevent the Purchaser or the Purchaser Guarantor from complying with the terms and provisions of this Agreement.

4.6    Solvency. Assuming satisfaction of the condition set forth in Section 5.2(a), immediately after giving effect to the Transactions, the Purchaser: (a) will not be engaged in any business or transaction for which it has unreasonably small assets or capital (within the meaning of the Uniform Fraudulent Transfer Act, the Uniform Fraudulent Conveyance Act and section 548 of the Federal Bankruptcy Code); and (b) will be able to pay its debts as they mature. No transfer of Property is being made and no obligation is being incurred in connection with the Transactions by the Purchaser with the intent to hinder, delay or defraud either present or future creditors of the Purchaser.

4.7    Brokers or Agents. Except as set forth on Schedule 4.7, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon any agreement or understanding alleged to have been made by such Person directly or indirectly with the Purchaser or its Affiliates, or, if applicable, any of the Purchaser’s or its Affiliate’s respective officers, directors or employees, in connection with any of the Transactions.

4.8    Sufficiency of Funds. The Purchaser will, as of the Closing, have sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price as contemplated by this Agreement and consummate the Transactions.

4.9    Independent Investigation. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, the Purchaser has relied solely upon its own investigation and the express representations and warranties of the Company Parties set forth in Section 3 of this Agreement and any certificate or other instrument delivered by the Company Parties pursuant to this Agreement; and (b) none of any Company Party or any other Person has made any representation or warranty as to any Company Party or this Agreement, except as expressly set forth in Section 3 of this Agreement and any certificate or other instrument delivered by the Company Parties pursuant to this Agreement.

4.10    Exclusivity of Representations and Warranties. Notwithstanding the delivery or disclosure to the Company Parties or their Affiliates or their respective officers, directors, employees, agents or representatives of any documentation or other information (including any financial projections or other supplemental data), except as otherwise expressly set forth in this Section 4, and any certificate or other instrument delivered by the Purchaser pursuant to this Agreement, neither the Purchaser, any of its Affiliates nor any other Person has made or makes, and the Purchaser expressly disclaims, any other representation or warranty of any kind or nature, express or implied.

5.    Closing Deliveries; Conditions to Closing.

5.1    Deliveries of the Company Parties. At the Closing, the Company Parties will deliver or cause to be delivered to the Purchasers:

(a)    Conveyance Documents. A Bill of Sale duly executed by Acurity with respect to the Transferred Acurity Assets, a Bill of Sale duly executed by Nexera with respect to the Transferred Nexera Assets, an Intellectual Property Assignment Agreement duly executed by Acurity with respect to the Transferred Acurity Intellectual Property, an Intellectual Property Assignment Agreement duly executed by Nexera with respect to the Transferred Nexera Intellectual Property, an Assignment and Assumption Agreement duly executed by Acurity with respect to the Assumed Acurity Liabilities and an Assignment and Assumption Agreement duly executed by Nexera with respect to the Assumed Nexera Liabilities (collectively, such Bills of Sale, such Intellectual Property Assignment Agreements, such Assignment and Assumption Agreements, the Domain Name Assignment Agreement and the GNYHA Ventures Assignment Agreements, the “Conveyance Documents”).

(b)    Release of Liens. Documentation providing for the full release of all security interests on the Transferred Assets from each of the holders of Indebtedness of the Company Parties or their respective Affiliates that is outstanding as of immediately prior to the Closing and is secured, in whole or part, by any of the Transferred Assets (“Closing Date Indebtedness”), and the Company Parties shall have made arrangements reasonably satisfactory to the Purchasers for such holders of Closing Date Indebtedness to consent to the Transactions and release all related Liens on Transferred Assets immediately upon the consummation of the Transactions.

(c)    Certificates of Good Standing. Certificates as to the legal existence of each of the Company Parties issued by the Secretary of State of the State of New York, and certificates of good standing issued by each other state where each of the Company Parties are qualified to do business.

(d)    Secretary’s Certificates. For each Company Party, a certificate of a senior executive officer of such Company Party certifying as to (i) the resolutions of the Board of Directors of such Company Party authorizing and approving all matters in connection with this Agreement and the Transactions, (ii) signature specimens of the duly elected officers of such Company Party authorized to execute and deliver this Agreement and the incumbency of each such officer, and (iii) a correct and complete copy of the certificates of incorporation, by-laws and other governance documents of such Company Party in effect as of the Closing.

(e)    Consents and Waivers. Copies of all consents, approvals, releases from and filings with Governmental Authorities and other third parties specified in Schedule 5.1(e) (the “Required Consents”).

(f)    Transition Services Agreement. The Transition Services Agreement, along with copies of all other schedules and exhibits thereto executed by the Guarantor, in the form attached hereto as Exhibit E (the “Transition Services Agreement”).

(g)    Non-Competition and Non-Solicitation Agreements. Non-Competition and Non-Solicitation Agreements, along with copies of all other schedules and exhibits thereto, executed as of the date of this Agreement and effective as of the Closing, by (i) each of William Larkin and Christopher O’Connor, as attached as Exhibit F-I hereto, and (ii) each of Lee H. Perlman and Kenneth E. Raske, as attached as Exhibit F-II hereto (collectively, the “Non-Competition and Non-Solicitation Agreements”). For the avoidance of doubt, notwithstanding the use of the same form as attached as Exhibit F-I, the term of the Non-Competition and Non-Solicitation Agreement executed by William Larkin shall be for a period of one (1) year from the Closing and of the Non-Competition and Non-Solicitation Agreement executed by Christopher O’Connor shall be for a period of five (5) years from the Closing.

(h)    Books and Records. All Transferred Acurity Records and Transferred Nexera Records (to the extent not located at the Company Parties’ principal offices or previously delivered to the Purchasers).

(i)    Agreement of Sublease. The Agreement of Sublease, along with copies of all other schedules and exhibits thereto executed by the Guarantor, in the form attached hereto as Exhibit H (the “Agreement of Sublease”).

(j)    Termination and Waiver Agreement. The Tax Receivables Agreement termination and waiver agreement, along with copies of all other schedules and exhibits thereto, executed by GNYHA Purchasing, in the form attached hereto as Exhibit I (the “TRA Termination and Waiver Agreement”).

(k)    Escrow Agreement. The Escrow Agreement, along with copies of all other schedules and exhibits thereto, executed by Acurity, in the form attached hereto as Exhibit J (the “Escrow Agreement”).

(l)    Domain Name Assignment Agreement. The Domain Name Assignment Agreement, along with copies of all other schedules and exhibits thereto, executed by Greater New York Hospital Association, Inc., in the form attached hereto as Exhibit K (the “Domain Name Assignment Agreement”).

(m)    GNYHA Ventures Assignment Agreements. Each of (i) the Assignment and Assumption Agreement, along with copies of all other schedules and exhibits thereto, executed by GNYHA Ventures, in the form attached hereto as Exhibit L-I, and (ii) the Assignment and Assumption Agreement, along with copies of all other schedules and exhibits thereto, executed by GNYHA Ventures, in the form attached hereto as Exhibit L-II (collectively, the “GNYHA Ventures Assignment Agreements”).

(n)    Consulting Agreement Termination and Release. A letter agreement terminating and releasing each party from all obligations and liabilities arising pursuant to that certain Consulting Agreement, dated October 1, 2013, by and among Premier, Inc., Premier, Healthcare Solutions, Inc., GNYHA Ventures, Lee Perlman, and GNYHA Purchasing, executed by each of GNYHA Ventures, Lee Perlman and GNYHA Purchasing, in the form of such letter attached as Exhibit M (the “Consulting Agreement Termination and Release”).

(o)    Other Required Documents. All other documents required to be delivered by the Company Parties on or prior to the Closing pursuant to this Agreement.

5.2    Obligations of the Purchasers. The obligation of the Purchasers to purchase, acquire and assume from the Company Parties the Transferred Assets and the Assumed Liabilities and consummate the Transactions at the Closing is subject to the fulfillment, or the written waiver by the Purchasers, of the following conditions on or before the Closing Date.

(a)    Accuracy of Representations and Warranties. The representations and warranties contained in Section 3 hereof shall be true in all material respects on and as of the date of this Agreement and as of the time of the Closing as if made at and as of such time (other than representations and warranties that address matters only as of a certain date, which shall be true and correct in all material respects as of such certain date), except that representations and warranties qualified by the terms “material”, “materiality” or “Material Adverse Effect” shall be true and correct in all respects, in each case, except to the extent of changes or developments contemplated by the terms of this Agreement.

(b)    Performance. The Company Parties and the Guarantor under Section 6.16 shall have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing.

(c)    No Litigation. There shall be no Action instituted or pending or to the Company Parties’ Knowledge, threatened, which seeks to restrain, enjoin or prevent the consummation of any of the Transactions or which challenges the validity of, or seeks to recover damages or to obtain other relief in connection with the Transactions or which, if decided adversely to any Company Party would have a Material Adverse Effect.

(d)    No Material Adverse Effect. There shall not have occurred and be continuing any event, circumstance or condition that has had or would reasonably be expected to have a Material Adverse Effect since the date of this Agreement.

(e)    Officer’s Certificate. Each Company Party shall each delivered to the Purchasers a certificate, executed by an executive officer of such Company Party, dated as of the Closing Date, certifying on behalf of such Company Party to the fulfillment of the conditions specified in Sections 5.2(a) and 5.2(b) of the Agreement and the absence of any pending or threatened Action or Material Adverse Effect described in Section 5.2(c) and Section 5.2(d) of the Agreement.

(f)    HSR Approval. HSR Approval shall have been obtained.

(g)    Consulting Agreements. The Purchasers shall have received the Consulting Agreements, along with copies of all other schedules and exhibits thereto, duly executed as of the date of this Agreement and effective as of the Closing by each of William Larkin and Christopher O’Connor, as attached hereto as Exhibit D (the “Consulting Agreements”).

5.3    Deliveries of the Purchasers. At the Closing, the Purchasers will deliver or cause to be delivered:

(a)    Conveyance Documents. To the Company Parties, each of the Conveyance Documents to which a Purchaser is a party executed by the applicable Purchaser.

(b)    Transition Services Agreement. The Transition Services Agreement duly executed by the Purchasers.

(c)    Agreement of Sublease. The Agreement of Sublease duly executed by the Purchaser Guarantor.

(d)    Termination and Waiver Agreement. The TRA Termination and Waiver Agreement duly executed by Premier, Inc.

(e)    Purchase Price. To the Company Parties, an amount of cash equal to the sum of (i) Closing Date Purchase Price less the Downward Adjustment Escrow Amount, and (ii) the Additional Closing Date Payment, by wire transfer of immediately available funds to the account or accounts of the Company Parties (or their Affiliates) that the Company Parties shall have designated at least forty-eight (48) hours prior to the Closing.

(f)    Escrow Agreement. The Escrow Agreement duly executed by Purchaser Guarantor and the Escrow Agent.

(g)    Downward Adjustment Escrow. To the Escrow Agent, the Downward Adjustment Escrow Amount for deposit into the Downward Adjustment Escrow Account.

(h)    Consulting Agreement Termination and Release. The Consulting Agreement Termination and Release duly executed by each of Premier, Inc. and Premier Healthcare Solutions, Inc.

(i)    Other Required Documents. To the appropriate party, all other documents required to be delivered by the Purchasers on or prior to the Closing pursuant to this Agreement.

5.4    Obligations of the Company Parties. The obligation of the Company Parties to sell, transfer and assign to the Purchasers the Transferred Assets and the Assumed Liabilities and the obligations of the Company Parties to consummate the Transactions is subject to the fulfillment, or the written waiver by the Company Parties, of the following conditions on or before the Closing Date.

(a)    Accuracy of Representations and Warranties. Each representation and warranty contained in Section 4 hereof shall be true in all material respects on and as of the date of this Agreement and as of the time of the Closing as if made at and as of such time (other than representations and warranties that address matters only as of a certain date, which shall be true and correct in all material respects as of such certain date), except that representations and warranties qualified by the terms “material”, “materiality” or “material adverse effect” shall be true and correct in all respects, in each case, except to the extent of changes or developments contemplated by the terms of this Agreement.

(b)    Performance. Each of the Purchasers shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c)    No Litigation. There shall be no Action instituted or pending, or to the knowledge of the General Counsel of Premier, Inc. after due and reasonable investigation, threatened which seeks to restrain, enjoin or prevent the consummation of any of the Transactions or which challenges the validity of, or seeks to recover damages or to obtain other relief in connection with the Transactions or which, if decided adversely to the Purchasers or their Affiliates, would materially delay the consummation of the Transaction or would have a Material Adverse Effect on the Purchasers or their Affiliates.

(d)    Officer’s Certificate. The Purchasers shall have delivered to the Company Parties a certificate, executed by an executive officer of each Purchaser, dated as of the Closing Date, certifying on behalf of such Purchaser to the fulfillment of the conditions specified in Sections 5.4(a) and 5.4(b) of the Agreement and the absence of any pending or threatened Action described in Section 5.4(c) of the Agreement.

(e)    HSR Approval. HSR Approval shall have been obtained.

6.    Covenants and Additional Agreements.

6.1    Tax Matters.

(a)    Transfer Taxes; Apportioned Obligations.

(i)    All transfer, documentary, sales, use, stamp, registration, real Property transfer and other similar Taxes and fees (including any penalties and interest thereon) incurred in connection with the purchase and sale of the Transferred Assets and assignment of the Assumed Liabilities pursuant to this Agreement (any such amounts, “Transfer Taxes”) shall be borne and paid fifty percent (50%) by the Company Parties, and fifty percent (50%) by the Purchasers. The party required under applicable law to file a Tax Return with respect to such Transfer Taxes shall do so within the time period prescribed by applicable Law, and the non-filing party shall promptly pay the filing party for its share of any Transfer Taxes (and associated costs) so payable by the filing party, if practicable, prior to the payment of such Transfer Taxes by the filing party and, in all events, within ten days of receipt of written notice that such Transfer Taxes are payable. To the extent permitted by applicable Law, the parties hereto shall cooperate in good faith to minimize, to the fullest extent possible under such Laws, the amount of any such Transfer Tax payable in connection with the transactions described herein.

(ii)    For any taxable period commencing prior to the Closing Date and ending after the Closing Date, Taxes and assessments on the Transferred Assets shall be prorated on a per diem basis and shall be treated, (A) to the extent allocable to the period beginning after the Closing Date, (x) as an Assumed Acurity Liability, to the extent attributable to a Transferred Acurity Asset, and (y) as an Assumed Nexera Liability, to the extent attributable to a Transferred Nexera Asset, and (B) to the extent allocable to the period ending on or prior to the Closing Date, as an Excluded Liability.

(b)    Bulk Transfer Laws. The Purchasers acknowledge that the Company Parties will not comply with the provisions of any bulk transfer laws (Article 6 of the Uniform Commercial Code) of any jurisdiction in connection with the transactions contemplated by this Agreement.

(c)    Allocation.

(i)    The Purchasers and the Company Parties agree to cooperate in good faith to allocate the Purchase Price, as finally determined, and as adjusted in accordance with this Agreement, and other relevant items, among the assets of the Company Parties in accordance with the principles of Sections 453 and 1060 of the Code.

(ii)    If, within ninety (90) days after the final determination of the Purchase Price, the Purchasers and the Company Parties agree as to the allocation of the Purchase Price, the Purchasers and the Company Parties further agree to prepare and file all Tax Returns in a manner consistent with the agreed allocation and shall not take any position inconsistent with the agreed allocation or agree to any proposed adjustment thereto by any taxing authority without first giving the other party prior written notice of such proposed adjustment.

(iii)    If, within ninety (90) days after the final determination of the Purchase Price, the Purchasers and the Company Parties are unable to resolve any disputes relating to the allocation of the purchase price, (i) the Purchasers and each Company Party may each use a different purchase price allocation, (ii) each of the Purchasers and each Company Party shall use (and cause its Affiliates to use) their respective purchase price allocations in connection with the preparation and filing of all Tax Returns, and (iii) the Purchasers shall have no liability to the Company Parties, and the Company Parties shall have no liability to the Purchasers, for any additional Taxes that may be imposed by any Governmental Authority to the extent that such Tax arises solely as a result of the inconsistencies between the separately used purchase price allocations.

(iv)    United States Person. On or prior to Closing, each Company Party shall provide, or cause to be provided, an affidavit of non-foreign status, in form and substance reasonably acceptable to the Purchasers, that complies with Code Section 1445 and the Treasury Regulations thereunder.

6.2    Non-Compete Covenant. From the Closing Date until the seventh (7th) anniversary of the date of this Agreement (the “Restricted Period”), the Company Parties and the Guarantor shall not, and shall not permit any Affiliate of the Company Parties or the Guarantor to, directly or indirectly, without the prior written consent of the Purchasers, (a) own or control any interest in (except any investment in a Purchaser or its Affiliates or any other passive investment in less than two percent (2%) of the capital stock or publicly traded notes or debentures of a publicly held company), (b) establish or operate or act as a partner, member or joint venturer of, or a consultant to, (c) lend credit or money for the purpose of establishing or operating, or (d) allow such Person’s name or reputation to be used by, any Person (other than a Purchaser or an Affiliate of a Purchaser) that is engaged, directly or indirectly, in either the Acurity Business or the Nexera Business (such services, the “Restricted Business”) anywhere in the United States of America and its territories and possessions. The Company Parties and the Guarantor acknowledge that the

Restricted Business is conducted and the Purchasers and their Affiliates will continue to conduct the Restricted Business throughout the United States of America and its territories and possessions and this Section 6.2 therefore shall be effective throughout the United States of America and its territories and possessions.

In addition, during the Restricted Period the Company Parties and the Guarantor shall not, and shall not permit any Affiliate of the Company Parties or the Guarantor to, directly or indirectly, influence or attempt to influence any Person who was a contracting party with the Company Parties or their Affiliates with respect to the Business immediately prior to Closing Date and who becomes a contracting party with a Purchaser or an Affiliate of a Purchaser with respect to the Business on the Closing Date to terminate or adversely amend any existing written or oral agreement with a Purchaser and/or its Affiliates with respect to the Business.

6.3    Non-Solicitation.

(a)    During the Restricted Period, the Company Parties and the Guarantor shall not, and shall not permit any Affiliate of the Company Parties or the Guarantor to, directly or indirectly, in any manner, without the prior written consent of the Purchasers, (A) hire or engage or recruit, solicit or otherwise attempt to employ or engage or enter into any business relationship with any other Person employed by a Purchaser or engaged in the Restricted Business and employed by an Affiliate of a Purchaser (including the Employees set forth on Schedule 6.16(a)(i)), or induce or attempt to induce any such Person to leave such employment, or (B) entice, or attempt to entice, away from a Purchaser or any Affiliate thereof engaged in the Restricted Business any Person who is, or was within the thirteen (13)-month period prior thereto, a customer or vendor of a Purchaser or any Affiliate thereof engaged in the Restricted Business, or otherwise intentionally interfere, or take any action that would reasonably be expected to interfere, with the business relationship of a Purchaser or any Affiliate thereof engaged in the Restricted Business with any Person who is, or was within the thirteen (13)-month period prior thereto, a customer, vendor, supplier or other business relation of a Purchaser or any Affiliate thereof engaged in the Restricted Business, in each case, for the purpose of reducing the Restricted Business conducted by a Purchaser with such Person; provided, that the restrictions of clause (A) of this Section 6.3(a) shall not apply to an employee of a Purchaser and/or its Affiliates (i) that responds to a solicitation of general circulation not specifically targeted at such employee, (ii) that was terminated by a Purchaser or any such Affiliate so long as such terminated employee has not been employed by a Purchaser or any of its Affiliates for at least three (3) months from the date of solicitation, or (iii) that is a former employee who resigned from a Purchaser and/or its Affiliates so long as such former employee has not been employed by a Purchaser or any of its Affiliates for at least nine (9) months from the date of solicitation.

(b)    During the Restricted Period, the Purchasers shall not, and shall not permit any Affiliate of the Purchasers to, directly or indirectly, in any manner, without the prior written consent of the Company Parties or pursuant to Section 6.16, hire or engage or recruit, solicit or otherwise attempt to employ or engage or enter into any business relationship with any Person employed by the Company Parties or an Affiliate of the Company Parties, or induce or attempt to induce any such Person to leave such employment; provided, that the restrictions of this Section 6.3(b) shall not apply to an employee of the Company Parties and/or its Affiliates (i) that responds to a solicitation of general circulation not specifically targeted at such employee, (ii) that was terminated by the Company Parties or any such Affiliate so long as such terminated employee has not been employed by the Company Parties or any of its Affiliates for at least three (3) months from the date of solicitation, or (iii) that is a former employee who resigned from a Company Party or any of their respective Affiliates so long as such former employee has not been employed by the Company Parties or any of its Affiliates for at least nine (9) months from the date of solicitation.

6.4    Confidential Information.

(a)    The Company Parties hereby covenant and agree that, from and after the Closing Date, the Company Parties and their Affiliates shall, unless with the prior written consent of the Purchasers, keep confidential and not disclose to any other Person any confidential information that is proprietary in nature and primarily relates to the Business, the Transferred Assets or the Assumed Liabilities (excluding any such information relating to the Excluded Assets or the Excluded Liabilities) and existing as of the Closing Date, provided that (i) the Company Parties and the Guarantor may disclose on a confidential basis such information relating to the Transactions to any professional advisor for any reasonable purpose, and (ii) the Company Parties and the Guarantor may disclose information otherwise necessary in order to enforce the terms of this Agreement or defend against any claim made under this Agreement. The obligation of the Company Parties and their Affiliates under this Section 6.4(a) shall not apply to information which: (A) is or becomes publicly known without breach of the commitment provided for in this Section 6.4(a); (B) is available from a third-party not under an obligation to keep such information confidential; or (C) is required to be disclosed by Law or is requested by any Governmental Authority, provided, however, that in any such case under this clause (C), the Company Parties shall notify the Purchasers as early as reasonably practicable prior to disclosure to allow the Purchasers, at Purchasers’ expense, to take appropriate measures to preserve the confidentiality of such information.

(b)    The Purchasers hereby covenant and agree that, from and after the Closing Date, the Purchasers and their Affiliates shall, unless with the prior written consent of the Company Parties, keep confidential and not disclose to any other Person any confidential information that is proprietary in nature regarding the Company Parties and its Affiliates existing as of the Closing Date (other than information primarily relating to the Business, the Transferred Assets or the Assumed Liabilities); provided, that (i) the Purchasers may disclose on a confidential basis such information relating to the Transactions to any professional advisor for any reasonable purpose, and (ii) the Purchasers may disclose information otherwise necessary in order to enforce the terms of this Agreement or defend against any claim made under this Agreement. The obligation of the Purchasers and their Affiliates under this Section 6.4(b) shall not apply to information which: (A) is or becomes publicly known without breach of the commitment provided for in this Section 6.4(b); (B) is available from a third-party not under an obligation to keep such information confidential; or (C) is required to be disclosed by Law or is requested by any Governmental Authority, provided, however, that in any such case under this clause (C), the Purchasers shall notify the Company Parties as early as reasonably practicable prior to disclosure to allow the Company Parties, at their expense, to take appropriate measures to preserve the confidentiality of such information.

6.5    Injunctive Relief. The Company Parties (and, as applicable, the Purchasers and the Guarantor) acknowledge that any breach or threatened breach of the provisions of Section 6.2, Section 6.3 or Section 6.4 of this Agreement will cause irreparable injury to the Purchasers, the Company Parties, and/or their respective Subsidiaries and Affiliates for which an adequate monetary remedy does not exist. Accordingly, in the event of any such breach or threatened breach, the Purchasers, the Company Parties and/or their respective Subsidiaries and Affiliates shall be entitled, in addition to the exercise of other remedies, to seek and (subject to court approval) obtain injunctive and other equitable relief, without posting any bond or other undertaking, restraining the Company Parties, the Purchasers and/or their respective Affiliates, as applicable, from committing such breach or threatened breach. In addition, the prevailing party in the final, non-appealable determination of any Action to enforce any rights (other than the right to obtain injunctive relief) under any provision of such sections shall be entitled to recover all reasonable, out-of-pocket attorneys’ fees and costs incurred by such prevailing party in connection with such action. The rights provided under this Section 6.5 shall be in addition to, and not in lieu of, any other rights and remedies available to the Purchasers, the Company Parties and/or their respective Subsidiaries and Affiliates.

6.6    Reasonable Restrictions. The Company Parties (and, as applicable, the Guarantor) (a) have carefully read and understand Section 6.2, Section 6.3 and Section 6.4 of this Agreement and have had the opportunity for such sections to be reviewed by counsel, (b) acknowledge that the duration, geographical scope and subject matter of Section 6.2, Section 6.3 and Section 6.4 of this Agreement are reasonable and necessary to protect the goodwill, customer relationships, legitimate business interests, trade secrets and confidential and proprietary information of the Business, the Transferred Assets, the Assumed Liabilities and the Purchasers, (c) acknowledge that the Purchasers would not have closed the Transactions without the benefits contained in Section 6.2, Section 6.3 and Section 6.4 of this Agreement, and that the Company Parties and the Guarantor are directly or indirectly receiving substantial consideration in connection with the Closing as a result of the sale of the goodwill of the Business, the Transferred Assets and the Assumed Liabilities of the Company Parties to the Purchasers, and (d) understand that this Agreement is assignable by the Purchasers and/or their Subsidiaries and Affiliates and shall inure to the benefit of their respective successors and permitted assigns. If the final judgment of a court of competent jurisdiction declares that any term or provision of Section 6.2, Section 6.3 or Section 6.4 of this Agreement is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

6.7    Conduct of the Business. From the date hereof until the earlier of the Closing or termination of this Agreement pursuant to Section 7.1 hereof, except as otherwise provided for by this Agreement, in order to comply with the terms of this Agreement or consented to in writing by the Purchasers (which consent shall not be unreasonably withheld, conditioned or delayed), the Company Parties shall (a) use reasonable best efforts to operate the Business in the ordinary course of business consistent with past practices and in compliance in all material respects with all applicable Laws, and (b) not:

(a)    issue, grant, deliver or sell or authorize or propose the issuance,

grant, delivery or sale of, or purchase or propose the purchase of, any of their capital stock, or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating a Company Party to issue or purchase any such capital stock or other convertible securities;

(b)    effect any recapitalization, reclassification, dividend, stock split or like change in their capitalization if such action has, or would reasonably be expected to have, a material adverse effect on the Business or any material Transferred Asset or Assumed Liability;

(c)    amend their certificates of incorporation or by-laws (or equivalent organizational documents) if such action has, or would reasonably be expected to have, a material adverse effect on the Business or any material Transferred Asset or Assumed Liability;

(d)    declare, set aside, or pay any dividends on or make any other dividends (whether in stock or property) (other than in Cash) in respect of any capital stock of any Company Party, or directly or indirectly repurchase, redeem or otherwise acquire any capital stock of any Company Party (or options, warrants or other rights convertible into, exercisable or exchangeable for such capital stock of any Company Party) if such action has, or would reasonably be expected to have, a material adverse effect on the Business or any material Transferred Asset or Assumed Liability;

(e)    sell, lease, license, transfer or otherwise dispose of or grant any security interest in any of the Transferred Assets, except for any such sales, leases, licenses, transfers or other dispositions in the ordinary course of business;

(f)    make any loan to any other Person except for normal travel and expense advances to Employees consistent with past practices or loans that will be satisfied at or prior to the Closing;

(g)    make or incur any expenditures or enter into any commitment or transaction, in each case, payable following the Closing involving expenditures exceeding $250,000 individually or $1,000,000 in the aggregate, except as expressly contemplated by any Material Contract or any Material Member, Consulting and Vendor Contract;

(h)    pay, discharge, waive or satisfy, in any amount in excess of $150,000 in any one case, or $450,000 in the aggregate, any claim, liability, right or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) of a Company Party, other than the payment, discharge or satisfaction in the ordinary course of business of liabilities, trade payables, the repayment of Indebtedness of the Company Parties and the satisfaction or waiver of intercompany obligations prior to Closing;

(i)    adopt or change accounting methods or practices (including any change in depreciation or amortization policies) other than as required by GAAP or applicable Law;

(j)    (A) make or change any election in respect of Taxes, (B) adopt or change any accounting method in respect of Taxes, (C) settle any claim or assessment in respect of Taxes, (D) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or (E) file any income or other material Tax Return or amend any Tax Return unless a copy of such Tax Return or amended Tax Return has been delivered to Purchasers for review a reasonable time prior to filing and Purchasers have approved such Tax Return or amended Tax Return in writing, which approval may not be unreasonably delayed, conditioned or withheld;

(k)    incur any Indebtedness, guarantee any Indebtedness of any Person, issue or sell any debt securities or guarantee any debt securities of any Person, other than in the ordinary course of business;

(l)    waive or release any material right or claim of any Company Party, other than in the ordinary course of business or other than as would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company Parties, taken as a whole;

(m)    commence any Action or settle any Action, threat of any Action or other investigation against a Company Party or the Business or with respect to a Transferred Asset or an Assumed Liability (A) requiring payment of monies in excess of $100,000, (B) with any Governmental Authority (other than any such matters in respect of Taxes, which are governed by clause (j)) or (C) that involves non-monetary relief to a third party that restricts a Company Party;

(n)    sell, lease, license or transfer to any Person any rights to any Company Owned IP or enter into any agreement or modify any existing agreement with respect to any Company Owned IP with any Person, other than in the ordinary course of business;

(o)    enter into any agreement to purchase or sell any interest in real Property, grant any security interest in any real Property or Leased Real Property, enter into any lease, sublease, license or other occupancy agreement with respect to any real Property or Leased Real Property or alter, amend, modify or terminate any of the Real Property Leases;

(p)    amend or otherwise modify (or agree to do so) in any material respect the terms of any Material Contract or any Material Member, Consulting and Vendor Contract, other than in the ordinary course of business;

(q)    acquire or agree to acquire by merging or consolidating with, or by purchasing any equity securities or material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(r)    enter into any strategic alliance, affiliate agreement or joint marketing arrangement or agreement, other than in the ordinary course of business;

(s)    cancel or amend in a manner materially adverse to the Company Parties or fail to renew any material insurance policy unless such insurance policy is replaced;

(t)    terminate, withdraw from or amend or take any action to accelerate any rights or benefits under any Company Benefit Plan that has a material adverse effect on any Employee;

(u)    hire any new Employee having an annual base salary in excess of $240,000;

(v)    pay or agree to pay any material special bonus, special remuneration or special noncash benefit (except payments and benefits made pursuant to written agreements outstanding on the date hereof), other than in the ordinary course of business;

(w)    increase the benefits, salaries, wage rates, bonuses or severance amounts of (A) any Employee who is reasonably expected to be an Active Employee or (B) any director or independent contractor of a Company Party, in each case except for (i) payments made pursuant to written agreements outstanding on the date hereof and made available to the Purchasers, as required by law or other than in the ordinary course of business and (ii) such transactions as are set forth on Schedule EBP;

(x)    adopt any Company Benefit Plan, except as required by Law; or

(y)    enter into any transaction with any Employee who is reasonably expected to be an Active Employee outside the ordinary course of business.

6.8    Access to Information. From the date of this Agreement until the Closing, each of the Company Parties shall, subject to compliance with applicable Law: (a) afford to the Purchasers and their authorized representatives reasonable access during normal business hours upon reasonable prior notice to all of the books, records, premises, Properties, personnel, contracts, documents, and, as arranged by the management of the Company Parties and subject to mutually agreed upon restrictions, meetings with Material Members, Material Consulting Customers and Material GPO Vendors, and (b) furnish to the Purchasers such other information concerning the Business and the Transferred Assets (but excluding information regarding the Excluded Assets or Excluded Liabilities) as the Purchasers may reasonably request. The Purchasers and their authorized representatives will conduct all such inspections in a manner which will minimize any disruptions of the business and operations of the Company Parties. The Purchasers agree that all such information will be subject to the confidentiality provisions of that certain Confidentiality Agreement by and between Greater New York Hospital Association, Inc. and Premier Healthcare Alliance, L.P., dated as of April 30, 2019 (the “Non-Disclosure Agreement”).

6.9    Certain Filings; Further Action and Reasonable Best Efforts.

(a)    Upon the terms and subject to the conditions herein provided and except as otherwise stated in this Agreement, each of the Company Parties and the Purchasers shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Transactions; provided, however, that, except as set forth in clauses (b) – (d) below, such action shall not include any requirement on the part of the Purchasers, the Company Parties or any of their Affiliates to expend amounts of money in excess of $5,000 (other than routine out of pocket expenses), commence or participate in any litigation or offer or grant any material accommodation (financial or otherwise) to any Person. In furtherance of the foregoing, from the date of this Agreement until the Closing, the Company Parties and the Purchasers shall cooperate with each other and use their reasonable best efforts to make or cause to be made, as soon as reasonably practicable, all filings with Governmental Authorities that are necessary to obtain all Permits and Regulatory Filings for the execution and delivery of this Agreement and the consummation of the Transactions. The Company Parties and the Purchasers will furnish to each other such necessary information and reasonable assistance as each such other party may reasonably request in connection with the foregoing and will provide such other party with copies of all filings made by such party with any Governmental Authority or any other information supplied by such party to any Governmental Authority in connection with this Agreement and the Transactions.

(b)    The Company Parties and Purchasers shall: (i) to the extent required by the HSR Act, file or cause to be filed, on the date hereof promptly following execution and delivery of this Agreement (or if this Agreement is entered into after 4:00 pm., Eastern Time, on the Closing Date, then the next Business Day), with the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice (“DOJ”), a Notification and Report Form and such other documents required to be filed by such party under the HSR Act concerning the Transactions; and (ii) promptly comply with or cause to be complied with any requests by the FTC or the DOJ, including requests for additional information concerning such transactions, necessary to obtain any governmental clearances required for Closing with respect to any Antitrust Law, including without limitation early termination of the waiting period applicable to this Agreement and the Transactions under the HSR Act.

(c)    The Company Parties and Purchasers each agree to use commercially reasonable efforts to obtain the approval or waiver of any Governmental Authority with jurisdiction with respect to any Antitrust Law regarding the Transactions. In furtherance and not in limitation of the efforts referred to above in this Section 6.9, if any objections are asserted with respect to the Transactions under any Antitrust Law, or if any Action is instituted (or threatened to be instituted) by the FTC, the DOJ, or any other Governmental Authority or any third party challenging the Transactions or that would otherwise prohibit, impair or delay the consummation of such Transactions, the Company Parties and Purchasers each agree to take, and to cause their respective Affiliates to use commercially reasonable efforts to avoid or eliminate as soon as practicable each and every impediment under any Antitrust Law that may be asserted by any United States or state governmental antitrust authority so as to enable the parties hereto to expeditiously consummate the Transactions. Notwithstanding anything to the contrary contained in this Agreement, neither Purchaser nor any Affiliate of any Purchaser shall have any obligation under this Agreement to (i) dispose or transfer or cause any of its Affiliates to dispose of or transfer any assets, or to commit to cause any Company Party to dispose of any assets, (ii) discontinue or cause any of its Affiliates to discontinue offering any product or service, or commit to cause any Company Party or any of their respective Affiliates to discontinue offering any product or service, (iii) license or otherwise make available, or cause any of its Affiliates to license or otherwise make available, to any person, any technology, software or other Intellectual Property, or commit to cause any Company Party or any of their respective Affiliates to license or otherwise make available to any person any technology, software or other Intellectual Property, (iv) hold separate or cause any of its Affiliates to hold separate any assets or operations (either before or after the Closing Date), or commit to cause any Company Party or any of their respective Affiliates to hold separate any assets or operations, or (v) make or cause any of its Affiliates or Subsidiaries to make any commitment (to any Governmental Authority or otherwise) regarding its future operations or the future operations of any Company Party or any of their respective Affiliates.

(d)    The Company Parties and Purchasers shall furnish to each other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any further necessary filings or submissions under the provisions of the HSR Act or any other Antitrust Law. The Company Parties and Purchasers shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. Except as prohibited by Law, the Company Parties, on the one hand, and Purchasers, on the other hand, shall (i) promptly notify the other party/ies of any communication from the FTC, the DOJ, any State Attorney General or any other Governmental Authority and, subject to applicable Laws, permit the other party/ies hereto to review in advance any proposed written communication to any of the foregoing, (ii) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement, any related document or the Transactions unless it provides the other party/ies hereto with reasonable advance notice of such meeting or discussion and permits the other party/ies hereto to attend such meeting or discussion (unless such Governmental Authority expressly prohibits the other party/ies hereto from attending, in which case, or in the case such party/ies hereto is unable to attend, the attending party/ies hereto shall give the other party/ies hereto a summary of such meeting or discussion promptly thereafter); and (iii) supply to each other copies of all correspondence, filings or written communications (and memoranda setting forth the substance thereof) by such party/ies hereto or its Affiliates with any Governmental Authority or staff members thereof, with respect to the Transactions and relating to the HSR Act or any other Antitrust Law, which may be provided on an outside counsel only basis at the discretion of either party. The Company Parties (on a joint and several basis), on the one hand, and Purchasers (on a joint and several basis), on the other hand, shall each pay fifty percent (50%) of (A) all filing fees payable in connection with the filings by the parties hereto required by the HSR Act and (B) any other payments required by the FTC or DOJ to be paid by Purchasers, any Company Party or any of their respective Affiliates in connection with the Transactions.

6.10    Notification.

(a)    Notification by the Purchasers and Purchaser Guarantor. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Section 7.1 hereof, the Purchasers and Purchaser Guarantor shall promptly disclose to the Company Parties in writing: (i) any material variances from the representations and warranties contained in Section 4 and of any other fact or event that would cause or constitute, or that would reasonably be expected to cause or constitute, a material breach or violation of any covenant or agreement in this Agreement made by the Purchasers or Purchaser Guarantor, in each case, that would cause the failure of a condition set forth in Section 5.4; (ii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the execution, delivery or performance of this Agreement or the consummation of the Transactions; (iii) any written notice or other written communication from any Governmental Authority in connection with the Transactions; (iv) any Action commenced or, to the knowledge of the General Counsel of Premier, Inc. after due and reasonable investigation, threatened, against the Purchasers, Purchaser Guarantor or their Affiliates with respect to the Transactions; and (v) any failure of the Purchasers or Purchaser Guarantor to comply with or satisfy in any material respect any material covenant, condition or agreement to be complied with or satisfied by it hereunder that would cause, or that would reasonably be expected to cause, the failure of a condition set forth in Section 5.4. Following the Closing, the Seller Indemnified Parties shall not be permitted to seek indemnification pursuant to Section 8.2(b)(iii) for any breach by the Purchasers or Purchaser Guarantor of this Section 6.10(a) in connection with any failure to disclose any material variances from the representations and warranties contained in Section 4 to the extent such variances entitle the Seller Indemnified Parties to seek indemnification pursuant to Section 8.2(b)(i).

(b)    Notification by the Company Parties and Guarantor. From the date of this Agreement until the earlier of the Closing or termination of this Agreement pursuant to Section 7.1 hereof, the Company Parties and Guarantor shall promptly disclose to the Purchasers in writing: (i) any material variances from the representations and warranties contained in Section 3 and of any other fact or event that would cause or constitute, or that would reasonably be expected to cause or constitute, a material breach or violation of any material covenant or agreement in this Agreement made by any Company Party or the Guarantor, in each case, that would cause the failure of a condition set forth in Section 5.2, (ii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the execution, delivery or performance of this Agreement or the consummation of the Transactions; (iii) any written notice or other written communication from any Governmental Authority in connection with the Transactions; (iv) any Action commenced or, to the Company Parties’ Knowledge, threatened, against any Company Party or the Guarantor with respect to the Transactions; (v) any failure of any Company Party or the Guarantor to comply with or satisfy in any material respect any material covenant, condition or agreement to be complied with or satisfied by it hereunder that would cause, or that would reasonably be expected to cause, the failure of a condition set forth in Section 5.2; and (vi) the occurrence of any event, circumstance or condition that has had or would reasonably be expected to have a Material Adverse Effect. Following the Closing, the Purchaser Indemnified Parties shall not be permitted to seek indemnification pursuant to Section 8.2(b)(iii) for any breach by any Company Party or the Guarantor of this Section 6.10(b) in connection with any failure to disclose any material variances from the representations and warranties contained in Section 3 to the extent such variances entitle the Purchaser Indemnified Parties to seek indemnification pursuant to Section 8.2(a)(i).

(c)    Notice of Developments. During the period commencing on the date of this Agreement and terminating upon the earlier to occur of three (3) Business Days prior to the Closing or the termination of this Agreement, the Company Parties shall, if necessary, update the Disclosure Schedules (“Updated Disclosure Schedules”), subject to this Section 6.10(c), to reflect (i) any matter that existed on or prior to the date hereof, of which the Company Parties become aware hereafter which was required to have been set forth or described in the Disclosure Schedules (“Pre-Signing Items”) and (ii) any matter hereafter arising which, if existing on the date hereof, would have been required to be set forth or described in the Disclosure Schedules (“Post-Signing Items”); provided, that no such update regarding Pre-Signing Items shall be deemed to cure any breach which exists as of the date of this Agreement; provided, further, that such updates shall relate only to actions, omissions or events that are not prohibited pursuant to this Agreement. With respect to a Post-Signing Item that has caused a condition set forth in Section 5.2 not to be satisfied, the Purchasers will have three (3) Business Days from receipt of the Updated Disclosure Schedules with respect to such Post-Signing Item to determine, in the Purchasers’ sole discretion, and give the Company Parties notice of its determination, whether to (A) accept such Updated

Disclosure Schedules with respect to such Post-Signing Item and, subject to satisfaction of all other conditions to Closing, proceed with the Closing, in which case such Post-Signing Item shall be deemed to have cured the breach of the relevant representation and warranty and, accordingly, the Purchasers shall not have the right to seek indemnification therefor in accordance with Section 8, or (B) to reject such Updated Disclosure Schedules and terminate this Agreement pursuant to Section 7.1(d) if terminable pursuant to the terms thereof.

6.11    No Solicitation. Until the earlier of the Closing or the termination of this Agreement pursuant to Section 7.1 hereof, the Company Parties and the directors, managers, officers, employees, independent contractors, agents, advisors and other representatives of the Company Parties and their respective Affiliates (collectively, the “Company Representatives”) to, cease any existing discussion or negotiation with any Persons (other than the Purchasers and their Affiliates) conducted prior to the date hereof with respect to any proposed, potential or contemplated Competing Transaction, and the Company Parties shall not, and shall direct the Company Representatives not to (and shall not authorize or knowingly permit them to), directly or indirectly, take any of the following actions with any party other than the Purchasers and their designees: (a) solicit, initiate, participate or knowingly encourage any negotiations or discussions with respect to any offer or proposal to acquire all or any portion of a Company Party’s business or assets, or any equity interest in a Company Party or capital stock of a Company Party or any rights to acquire, directly or indirectly, any capital stock of a Company Party or other equity interests in a Company Party, regardless of the form of transaction (a “Competing Transaction”), or effect any such Competing Transaction, (b) except as required by Law, disclose any information to any Person concerning the business or assets of a Company Party, or afford to any Person access to a Company Party’s assets, books or records, other than in the ordinary course of business or in connection with the negotiation, execution and performance of this Agreement, (c) assist or cooperate with any Person to make any proposal regarding a Competing Transaction, or (d) enter into any agreement with any Person providing for a Competing Transaction. In the event that the Company Parties or any Company Representative shall receive, prior to the Closing or the termination of this Agreement in accordance with Section 7.1 hereof, any offer, proposal, or request, directly or indirectly, of the type referenced in clause (a), (c) or (d) above, or any request for disclosure or access as referenced in clause (b) above, the Company Parties, shall, or shall cause such Company Representative to, immediately (x) terminate, suspend or otherwise discontinue any and all discussions or other negotiations with such Person with regard to such offers, proposals, or requests and (y) notify Purchasers thereof, including the terms and conditions of such proposal or inquiry, in reasonable detail. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in Section 6.11 by (i) a Company Party or any stockholder, member, or any agent, representative or affiliate thereof or (ii) any officer, manager, director, agent, representative or Affiliate of a Company Party, shall be deemed to be a breach of this Agreement by the Company Parties.

6.12    Consents. Nothing in this Agreement shall be construed as an attempt to assign any contract, agreement, License, guaranty, warranty, franchise or claim included in the Transferred Assets which is by its terms or by Law nonassignable without the consent of the other party or parties thereto, unless such consent shall have been given, or as to which all the remedies for the enforcement thereof enjoyed by a Company Party would, as a matter of law, pass to the Purchasers as an incident of the assignments provided for by this Agreement. In order, however, to provide the Purchasers the full realization and value of every contract, guaranty, warranty, franchise and claim of the character described in the immediately preceding sentence, each Company Party agrees that after the Closing, it will, at the reasonable request and under the direction of the Purchasers, in the name of such Company Party or otherwise as the Purchasers shall specify, take commercially reasonable actions (a) to assure that the rights of such Company Party under such contracts, guaranties, warranties, franchises and claims shall be preserved for the benefit of the Purchasers and (b) to facilitate receipt of the consideration to be received by such Company Party in and under every such Contract, guaranty, warranty, franchise or claim, which consideration shall be held for the benefit of, and shall be delivered to, the Purchasers. Nothing in this Section 6.12 shall be construed to diminish a Purchaser’s obligations to pay, perform and discharge the Assumed Liabilities, or to relieve the Purchasers of responsibility for all obligations relating to such nonassignable Transferred Assets.

6.13    Collection of Assets; Accounts Receivable Payment. At and after the Closing, the Purchasers shall have the right and authority to collect all Accounts Receivable that are included as part of the Transferred Assets and to endorse with the name “Acurity, Inc.” or “Nexera, Inc.” on any checks received on account of such Accounts Receivable and the Company Parties agree that they will promptly transfer or deliver to the Purchasers, from time to time, any cash or other property that the Company Parties may receive with respect to any claims, contracts, licenses, leases, commitments, sale orders, purchase orders, receivables of any character or any other items included in the Transferred Assets. At and after the Closing, the Company Parties shall have the right and authority to collect all Accounts Receivable that are included as part of the Excluded Assets and, subject to Section 6.14, to endorse with the name “Acurity, Inc.” or “Nexera, Inc.” on any checks received on account of such Accounts Receivable and the Purchasers agree that they will promptly transfer or deliver to the Company Parties, from time to time, any cash or other property that the Company Parties may receive with respect to any claims, contracts, licenses, leases, commitments, sale orders, purchase orders, receivables of any character or any other items included in the Excluded Assets. If any party hereto (or any Affiliate thereof) at any time receives any funds from any third party that are due, belonging or otherwise properly payable to another party hereto (including, in the case of the Purchasers, any payments with respect to Accounts Receivable that are included as part of the Transferred Assets, and in the case of the Company Parties, any payments with respect to Accounts Receivable that are Excluded Assets), the party hereto receiving such funds shall promptly remit, or cause to be remitted, such funds to the party hereto entitled to such funds. The parties acknowledge and agree that, except as set forth in Section 6.18, there is no right of offset regarding such payments and a party may not withhold funds received from third parties for the account of the other party in the event there is a dispute regarding any other issue under this Agreement or any other Transaction Documents.

6.14    Use of Trademarks. The Company Parties agree that, from and after the Closing, they shall promptly (a) cease to use, and not permit any of their respective Affiliates or authorize any other Person to use, in any manner (including on the Internet, or as a company name or d/b/a in any sales literature, sales material or in connection with any products or services or otherwise) all Trademarks included in the Transferred Assets and/or any Trademark similar thereto or derived therefrom and (b) make all necessary filings with all Governmental Authorities as necessary to change the name of the Company to a name not similar to or likely to be mistaken for “Acurity” or “Nexera”; provided, however, that (i) Premier Acurity Purchaser shall and hereby does grant to Acurity, for a period of one hundred twenty (120) days after the Closing Date, a worldwide, royalty-free, non-exclusive, non-transferable, non-sublicensable license to use

“Acurity” or “Acurity, Inc.” solely for purposes of banking, check depositing and similar administrative matters, and (ii) Premier Nexera Purchaser shall and hereby does grant to Nexera, for a period of one hundred twenty (120) days after the Closing Date, a worldwide, royalty-free, non-exclusive, non-transferable, non-sublicensable license to use “Nexera” or “Nexera, Inc.” solely for purposes of banking, check depositing and similar administrative matters.

6.15    Access to Books and Records.

(a)    From and after the Closing, the Company Parties and their Affiliates shall provide, or cause their Affiliates to provide, the Purchasers and their authorized representatives with reasonable access, during normal business hours, to the books, records (including accountants’ work papers), properties, facilities and employees of the Company Parties or their Affiliates with respect to any matter Relating to the Acurity Business or Relating to the Nexera Business, the Transferred Assets or the Assumed Liabilities (but excluding books, records, properties and facilities relating to Excluded Assets or Excluded Liabilities) in respect of periods prior to the Closing Date, solely to the extent reasonably necessary for the Purchasers or their Affiliates to comply with the reporting obligations required by the Securities and Exchange Commission, NASDAQ, and the Securities Act. The Company Parties shall cooperate, and cause their Affiliates to cooperate, in good faith with the Purchasers and their Affiliates to facilitate the timely compliance by Purchasers and their Affiliates with such reporting obligations. Unless otherwise consented to in writing by the Purchasers, the Company Parties shall not, and shall not permit their Affiliates, for a period of three (3) years following the Closing Date, destroy, alter or otherwise dispose of any of their books and records, or any portions thereof, relating to periods prior to the Closing Date with respect to the Business, the Transferred Assets, the Assumed Liabilities and/or matters relating to this Agreement and the Transactions without first giving at least thirty (30) days’ prior written notice to the Purchasers and offering to surrender to the Purchasers, at the Purchasers’ expense, such books and records or such portions thereof. For the avoidance of doubt, no Company Party or any of its Affiliates shall be required to provide any Tax Returns filed by any direct or indirect parent of any Company Party.

(b)    The Purchasers shall and shall cause their Affiliates to maintain the books and records (including accountants’ work papers, files, agreements, documents, and any books and records in respect of Taxes) Relating to the Acurity Business or Relating to the Nexera Business, the Transferred Assets and the Assumed Liabilities in respect of periods prior to the Closing Date and not destroy, alter or otherwise dispose of such books and records for a period of seven (7) years following the Closing Date. For such period, the Purchasers shall provide to the Company Parties, their Affiliates and their authorized representatives with reasonable access, during normal business hours for the purpose of obtaining information to facilitate the resolution of any claims made by or against the Company Parties or their Affiliates and shall permit the Company Parties, their Affiliates and their representatives to make copies of any such information at the Company Parties’ expense.

6.16    Employee Benefits.

(a)    Effective as of the Closing Date and subject to the occurrence of the Closing, (i) each Company Party and Guarantor shall cause the Guarantor and its Affiliates to terminate the employment of each of the Employees set forth on Schedule 6.16(a)(i) who are actively employed by the Guarantor or an Affiliate as of the Closing Date (the “Active Employees”) and (ii) one of the Purchasers (or an Affiliate thereof) (as determined by the Purchasers) shall make an offer of “at-will” employment to each of the Active Employees (an “Offer”) that provides for (w) a base salary or base wage rate that is at least equivalent to the amount set forth on Schedule 6.16(a)(ii), (x) incentive compensation (excluding equity compensation) substantially comparable to those provided to employees of Purchasers and its Affiliates with similar responsibilities, and (y) employee benefits substantially comparable to those provided to employees of Purchasers and its Affiliates with similar responsibilities. The Purchasers shall not be required to make an Offer to any Employee set forth on Schedule 6.16(a)(iii) who is on, or any Active Employee set forth on Schedule 6.16(a)(i) who, between the date hereof and the Closing Date, is placed on, disability or other approved leave of absence as of the Closing Date (each a “Leave Employee”), whose employment shall, except as otherwise provided in this Section 6.16(a), continue with the Guarantor). The Employees who accept an Offer from the Purchasers and starts as an employee with the Purchasers shall be referred to herein as “Transferred Employees.” The Employees who are not offered employment with, or who do not accept employment from, the Purchasers, and those Employees whose employment is terminated prior to the Closing, shall be referred to herein as “Non-Transferred Employees.” With respect to any Leave Employee who returns to active employment on or prior to the first anniversary of the Closing Date, each Company Party and Guarantor shall cause the Guarantor and its Affiliates to terminate the employment of such Leave Employee and one of the Purchasers shall make an Offer to such Leave Employee in accordance with clause (ii) above, and upon such Leave Employee’s acceptance of such Offer, such Leave Employee shall become a Transferred Employee hereunder; provided that if a Leave Employee does not accept an Offer or a Leave Employee does not return to active employment from such disability or other approved leave of absence prior to the first anniversary of the Closing Date, such Leave Employee shall not become a Transferred Employee, unless otherwise agreed in writing by the Guarantor and the Purchasers. Purchaser shall be responsible for severance payments to (A) any Active Employee or (B) any Leave Employee who returns to active employment on or prior to the six (6) month anniversary of the Closing Date, in each case to whom Purchaser fails to make an Offer in accordance with Section 6.16(a), with the amount of such severance equal to the amount of severance such Active Employee or Leave Employee would be entitled to receive pursuant to Schedule 6.16(b), including any liability under the WARN Act in respect thereof.

(b)    For the six (6) month period following the Closing Date, the Purchasers shall provide, or caused to be provided, to the Transferred Employees (or, for a Leave Employee who becomes a Transferred Employee), (w) base salary and base wages that is at least equivalent to the amount in effect immediately prior to the Closing Date, (x) incentive compensation (excluding equity compensation) substantially comparable to those provided to employees of Purchasers and its Affiliates with similar responsibilities, (y) employee benefits substantially comparable to those provided to employees of Purchasers and its Affiliates with similar responsibilities and (z) severance benefits that are no less favorable than the severance benefits provided immediately prior to the date hereof, which severance benefits are set forth in Schedule 6.16(b). In addition, for the six (6) month period following the Closing Date, the Purchasers and their Affiliates shall not require any Transferred Employee to relocate his or her principal work location as of the Closing Date by more than sixty (60) miles (other than Transferred Employees party to or entering into employment agreements with the Purchasers or their Affiliates on or following the Closing Date, in which case the base salary, incentive compensation, employee benefits and severance benefits and conditions set forth in such employment agreements control the base salary, incentive compensation, employee benefits and severance benefits of such Transferred Employees from and after the effective date of such employment agreements). Each Transferred Employee shall be given service credit for all purposes, including eligibility to participate (other than to the extent the terms of such Purchaser benefit plan do not permit crediting service for eligibility purposes), benefit accrual (other than accruals under to any defined benefit pension plan) and vesting under the Purchasers’ employee benefit plans, programs and arrangements with respect to his or her service with the Guarantor prior to the Closing Date (but excluding eligibility to participate); provided, however, the foregoing shall not result in duplication of benefits. With respect to any employee benefit plan, program, arrangement or policy of the Purchasers or their Affiliates that is made available to the Transferred Employees on or following the Closing Date: (i) such Transferred Employee’s service with the Guarantor (or, if applicable, the Company Party employing such Transferred Employee) prior to the Closing Date shall be credited for eligibility, participation and vesting purposes under such plan, program, arrangement or policy and for purposes of calculating benefits under any severance, sick leave or vacation plans, and (ii) with respect to any welfare benefit plans to which such Transferred Employee may become eligible, the Purchasers shall use commercially reasonable efforts to cause to be provided credit for any co-insurance or deductibles and maximum out-of-pocket payments by Transferred Employees during the calendar year in which the Closing occurs (provided, that, the Purchasers shall not be required to incur any out-of-pocket expenses in connection with causing to be provided such credit), and shall waive, or cause to be waived, all pre-existing condition exclusions and waiting periods, other than limitations or waiting periods that had not been satisfied prior to the Closing Date.

(c)    The parties hereto acknowledge and agree that all of the provisions contained in this Section 6.16 are included for the sole benefit of the parties hereto, and that nothing in this Agreement, express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees or former employees of the Guarantor, any participant in any Employee Benefit Plan or any dependent or beneficiary thereof, or (ii) to employment or to continued employment with the Purchasers or any of their Affiliates. Nothing contained in this Agreement shall be deemed to (x) require the Purchasers or any of their Affiliates to continue (1) the employment of any Transferred Employee for any period of time following the Closing Date or (2) any Employee Benefit Plan, (y) or prevent the amendment, modification or termination of any Employee Benefit Plan after the Closing Date or (z) be an amendment or other modification of any Employee Benefit Plan; provided, however, the Purchaser shall, and shall cause its Affiliates to, use commercially reasonable efforts to avoid terminating the employment of any Transferred Employee other than for just cause or for poor performance, in each case as determined in the Purchaser’s sole discretion, within the ninety (90) day period following the Closing Date.

(d)    The Purchasers shall, or shall cause an Affiliate to, credit to each Transferred Employee the amount of accrued and unused sick days to which each Transferred Employee is entitled as of the Closing Date, up to a maximum of twenty-five (25) sick days for each Transferred Employee.

(e)    From the date hereof until the earlier of the Closing or termination of this Agreement pursuant to Section 7.1 hereof, if the employment of an Active Employee is terminated by the Active Employee or the Guarantor, or such Active Employee is placed on disability or other approved leave of absence, the Company Parties shall promptly, but within two

(2) Business Days after such termination or such placement on disability or other approved leave of absence, notify the Purchasers of such termination or such placement on disability or other approved leave of absence.

6.17    Continued Existence. During the period from the Closing Date until the one year anniversary thereof, the Company Parties agree not to dissolve or voluntarily declare bankruptcy; provided, however, that a Company Party shall be permitted to merge into an Affiliate of such Company Party prior to the first anniversary of the Closing Date so long as such surviving company does not dissolve or voluntarily declare bankruptcy prior to the first anniversary of the Closing Date.

6.18    Future Payments. After the Closing Date, Acurity shall pay (or cause to be paid) any amounts owed to Acurity Participating Members under the Excluded Acurity Participating Member Agreements when due and payable. The Purchasers shall have the right, but not the obligation, to set off against any amounts owed to the Company Parties following the Closing (including the Contingent Amount, the Deferred Cash Purchase Price and the Deferred TRA Payment Amount) the amount of any claim brought by any Acurity Participating Member against a Purchaser or its Affiliates to enforce its right to payment under such Excluded Acurity Participating Member Agreement.

6.19    Further Assurances. At any time and from time to time after the Closing Date, the parties hereto shall (a) furnish upon reasonable request to each other such information, documents, instruments of transfer or assignment, files and books and records, (b) promptly execute, acknowledge, and deliver any such documents, instruments of transfer or assignment, files and books and records, and (c) do all such further acts and things, as such other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to herein, including transferring to Purchaser Acurity Purchaser or Premier Nexera Purchaser any Transferred Acurity Asset or Transferred Nexera Asset, respectively, that was not transferred to Purchaser Acurity Purchaser or Premier Nexera Purchaser on the Closing Date or that was otherwise in the possession of an Affiliate of a Company Party as of the Closing Date.

6.20    R&W Insurance Policy; Subrogation. Purchasers have delivered a copy of the R&W Insurance Policy to the Company Parties. From and after the Closing, Purchasers shall not (and shall cause their Affiliates to not) amend, modify, terminate or waive any provision set forth in the R&W Insurance Policy in a manner that would reasonably be expected to adversely impact the Company Parties without the prior written consent of the Company Parties. The cost of the R&W Insurance Policy, including any insurer underwriting fee, underwriter’s legal expense and similar expenses, shall be borne by the Company Parties. Purchasers shall not modify or amend the limitations on subrogation against the Company Parties in such policy.

6.21    Payment of Nexera Accounts Payable. Following the Closing, Nexera shall repay, or cause to be paid, all current liabilities of Nexera, including accrued expenses and accounts payable Relating to the Nexera Business (excluding any income Tax liabilities or income Taxes payable) in the ordinary course of business.

6.22    Release of Certain Agreements. For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of Acurity and Premier LP,

effective immediately following the Closing, other than with respect to the obligations set forth in the final sentence of Section 6.22, Acurity, on the one hand, and Premier LP, on the other hand, hereby irrevocably and forever releases and discharges in all respects Premier LP and Acurity, respectively, (in such capacity, each a “Releasee”) and such Releasee, such Releasee’s Affiliates, and such Releasee’s and its Affiliates’, successors, assigns, and current and former equityholders, members, partners, directors, officers, managers, employees, representatives, advisors, and agents from any and all actions, causes of action, claims, demands, damages, obligations and liabilities of whatever kind or nature, in law or in equity, now known or unknown, liquidated or unliquidated, fixed or contingent, asserted or unasserted, matured or unmatured, suspected or unsuspected, anticipated or unanticipated, in each case, arising from, in relation to or otherwise in connection with the Acurity/Premier Participation Agreement, any Acurity Ancillary Participation Agreement or the Group Purchasing Agreement, as applicable, or any action or failure to act thereunder on or prior to the termination of Acurity/Premier Participation Agreement, any Additional Acurity/Premier Participation Agreements and the Group Purchasing Agreement pursuant to Section 6.22. This Section 6.22 does not (and shall not be construed) to relieve: (x) Acurity of its obligations (i) to remit to Premier LP all GNYHA Program Revenue (as defined in the Group Purchasing Agreement) relating to the period prior to and including 11:59 p.m., Eastern Time, on December 31, 2019, and (ii) to remit to Premier LP all Acurity 2020 Regional Cash; and (y) Premier LP of its obligations to remit to Acurity the Administrative Fee Shareback for the period prior to and including 11:59 p.m., Eastern Time, on December 31, 2019.

6.23    Preservation of Assets. The Guarantor covenants and agrees to maintain sufficient assets having, in the aggregate, a value equal to the amount of the Seller Cap for a period of eighteen (18) months from the date of the Closing.

7.    Termination.

7.1    Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Transactions may be abandoned at any time before the Closing occurs:

(a)    by the mutual written consent of the Purchasers and the Company Parties;

(b)    by the Purchasers or the Company Parties, if any Governmental Authority shall have issued an Order or taken any other action (which Order or other action of the parties hereto shall use their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the Transactions or making the Transactions illegal and such Order shall have become final and non-appealable;

(c)    by the Company Parties, if no Company Party is in material breach of its obligations under this Agreement and there has been a material violation, misrepresentation or breach by the Purchasers of any covenant, agreement, representation or warranty contained in this Agreement and as a result the conditions to the obligations of the Company Parties to consummate the Closing would not be satisfied and such violation or breach has not been waived by the Company Parties or cured by the Purchasers within ten (10) Business Days after receipt by the Purchasers of written notice thereof by the Company Parties;

(d)    by the Purchasers, if no Purchaser is in material breach of its obligations under this Agreement and there has been a material violation, misrepresentation or breach by any Company Party of any covenant, agreement, representation or warranty contained in this Agreement and as a result the conditions to the obligations of the Purchasers to consummate the Closing would not be satisfied and such violation or breach has not been waived by the Purchasers or cured by such Company Party within ten (10) Business Days after receipt by such Company Party of written notice thereof from the Purchasers; or

(e)    by the Purchasers or the Company Parties, if the Transactions have not been consummated on or prior to March 31, 2020 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to (i) the Company Parties, if the action or failure to act of a Company Party has been a principal cause of or resulted in, or (ii) the Purchasers, if the action or failure to act of a Purchaser has been a principal cause of or resulted in, the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement.

7.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1 hereof, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, and there shall be no liability on the part of the Purchasers, the Guarantor or the Company Parties (nor any of their respective officers, directors, managers, stockholders, members, employees, representatives or Affiliates), except for liabilities for Intentional Misrepresentation, any willful breaches of this Agreement or Fraud prior to such termination; provided, that the agreements contained in this Section 7.2 and Section 10 hereof shall survive the termination of this Agreement; and provided further, that the confidentiality provisions of the Non-Disclosure Agreement shall remain in full force and effect. A party’s right to terminate this Agreement is in addition to, and not in lieu of, any other legal or equitable rights or remedies which such party may have.

8.    Survival of Representations and Warranties; Indemnification.

8.1    Survival of Representations, Warranties and Covenants. Except as otherwise set forth in this Section 8.1, all of the respective representations and warranties of the Company Parties, the Guarantor and the Purchasers contained in this Agreement or any schedule or certificate delivered by a Company Party or a Purchaser pursuant to this Agreement shall survive for twelve (12) months after the Closing Date. None of the Company Parties, the Guarantor or the Purchasers shall have any liability with respect to any representation or warranty unless notice of an actual or threatened claim for Damages hereunder is delivered to the breaching party in writing prior to the expiration of the survival period applicable to such representation and warranty (which notice shall identify the nature of such claim with reasonable specificity and such party’s reasonable estimate of the value of such claim), in which case such representation or warranty and liability therefor shall survive, but only with respect to the Damages for such breach as is specified in such notice, until such breach has been resolved, but no party shall have any liability after such twelve (12)-month period for any alleged breaches of representations and warranties not specifically specified in a writing delivered within such twelve (12)-month period in accordance with this Agreement; provided, that the foregoing shall not limit claims made under the R&W Insurance Policy. Notwithstanding any term in this Section 8.1, (a) claims related to any

Intentional Misrepresentation or Fraud by a Company Party or a Purchaser in connection with this Agreement and the Transactions shall survive until the date the respective applicable statute of limitations for such items expires, (b) the representations and warranties contained in (i) Sections 3.1 (Organization and Standing; Authority), 3.3(a) (Authority for Agreement), and 3.18 (Brokers or Agents), (collectively, the “Fundamental Representations”), and (ii) Sections 4.1 (Organization and Authority) and 4.7 (Brokers or Agents) (collectively, the “Purchaser Fundamental Representations”), in each case of (i) and (ii), shall survive indefinitely; and (c) the representations and warranties contained in Section 3.16 (Taxes) shall survive until the date the applicable statute of limitations for such item expires. Other than the covenants of the Company Parties set forth in Section 6.7, which shall survive for twelve (12) months after the Closing Date, the respective covenants and agreements of the Company Parties and Purchasers contained in this Agreement any schedule or certificate delivered pursuant to this Agreement that by their terms contemplate performance on or prior to Closing shall terminate at and as of Closing. The respective covenants and agreements of the Company Parties and Purchasers contained in this Agreement and any schedule or certificate delivered pursuant to this Agreement that contemplate performance, in whole or in part, after the Closing shall survive in accordance with their respective terms, and if no specific term is specified, shall survive until the expiration of the statute of limitations applicable to such covenant or agreement. Notwithstanding anything to the contrary herein, all representations and warranties of the Company Parties contained in this Agreement or in any schedule or certificate delivered by a Company Party regarding the Company Party/Purchaser Agreements shall terminate upon and shall not survive the Closing in any respect; provided, that the foregoing shall not limit claims made under the R&W Insurance Policy.

8.2    Indemnification.

(a)    Indemnification by the Company Parties. Subject to the limitations set forth in this Section 8, from and at all times after the Closing Date, the Company Parties shall, jointly and severally, indemnify the Purchasers, their Affiliates, and their directors, officers, managers, shareholders, members, partners, employees, agents, representatives, successors and permitted assigns (the “Purchaser Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse the Purchaser Indemnified Parties as and when incurred for any and all liabilities, obligations, demands, claims, Actions, causes of action, assessments, judgments, losses, costs, damages, deficiencies, Taxes, fines or expenses (whether or not arising out of third party claims), including, interest, penalties, reasonable attorneys’ fees and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing (collectively, “Damages”), which any Purchaser Indemnified Party may suffer or incur to the extent resulting from or arising out of, and without duplication:

(i)    any misrepresentation, breach or inaccuracy of any representation or warranty of a Company Party or Guarantor in Section 3 of this Agreement or in any schedule or certificate delivered or to be delivered by or on behalf of a Company Party to the Purchaser pursuant to this Agreement;

(ii)    any Excluded Liability; and

(iii)    any nonfulfillment, breach or violation of any covenant or agreement on the part of a Company Party under this Agreement.

(b)    Indemnification by the Purchasers. Subject to the limitations set forth in this Section 8, from and at all times after the date of this Agreement, the Purchasers shall, jointly and severally, indemnify the Company Parties, their Affiliates and their directors, officers, managers, shareholders, members, partners, employees, agents, representatives, successors and permitted assigns (the “Seller Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse the Seller Indemnified Parties as and when incurred for any and all Damages which any Seller Indemnified Party may suffer or incur to the extent resulting from or arising out of, and without duplication:

(i)    any misrepresentation, breach or inaccuracy of any representation or warranty of a Purchaser under Section 4 of this Agreement or in any schedule or certificate delivered or to be delivered by or on behalf of a Purchaser to the Company Parties pursuant to this Agreement;

(ii)    any Assumed Liability; and

(iii)    any nonfulfillment, breach or violation of any covenant or agreement on the part of a Purchaser under this Agreement.

(c)    Company Party Dollar Limitations.

(i)    Deductible. The Company Parties shall not be liable to the Purchaser Indemnified Parties for indemnification under Section 8.2(a)(i) unless and until the aggregate amount of Damages incurred by the Purchaser Indemnified Parties exceeds, on a cumulative basis, an amount equal to $1,200,000 (the “Deductible”), and then, subject to Section 8.2(c)(iii), only for Damages incurred by such Purchaser Indemnified Parties in excess of the Deductible. Notwithstanding anything to the contrary set forth in this Agreement, the limitations set forth in the preceding sentence shall not apply in respect of Damages arising as a result of an Excluded Matter. An “Excluded Matter” means (A) any Intentional Misrepresentation or Fraud by a Company Party, or (B) any misrepresentation, breach or inaccuracy of any representation or warranty made in the Fundamental Representations or made in Section 3.16 (Taxes).

(ii)    Company Party Threshold. In the event that the aggregate amount of Damages incurred by the Purchaser Indemnified Parties under Section 8.2(a)(i) (other than Damages arising as a result of an Excluded Matter) exceeds, on a cumulative basis, the Deductible, then the Company Parties shall be liable to the Purchaser Indemnified Parties for indemnification under Section 8.2(a)(i) until the earlier to occur of the following events: (A) the aggregate amount of Damages (other than Damages arising as a result of an Excluded Matter) recovered by the Purchaser Indemnified Parties from the Company Parties under Section 8.2(a)(i) is equal, on a cumulative basis, to $1,200,000 (the “Threshold”); or (B) the retention under R&W Insurance Policy is satisfied.

(iii)    Maximums.

A)    Except for Damages arising as a result of (i) an Excluded Matter or (ii), as provided in Section 8.2(c)(iii)(B), the Company Parties shall not be liable to the Purchaser Indemnified Parties for indemnification under Section 8.2(a)(i) in excess of the Threshold, which is the maximum aggregate amount of indemnifiable Damages that may be recovered by the Purchaser Indemnified Parties from the Company Parties pursuant to Section 8.2(a)(i), and the Purchaser Indemnified Parties’ sole recourse in respect of such Damages in excess of the Threshold shall be to make and pursue claims under the R&W Insurance Policy.

B)    Other than as result of any Intentional Misrepresentation or Fraud by a Company Party, the maximum aggregate liability of the Company Parties to the Purchaser Indemnified Parties in respect of Damages arising under Section 8.2(a)(i) as result of any misrepresentation, breach or inaccuracy during the applicable survival periods set forth in Section 8.1 of (a) any representation or warranty made in Section 3.13 (Employee Benefits), Section 3.20 (Health Care Regulatory Compliance) or Section 3.21 (HIPAA and Privacy Laws) (the “Additional Representations”) is $5,500,000 (such amount in excess of the maximum amount of coverage supplied by the R&W Insurance Policy) (the “Seller Cap”), and (b) any Fundamental Representations or any representation or warranty made in Section 3.16 (Taxes) (the “Fundamental and Tax Representations”) is an amount equal to the sum of the Cash Purchase Price and the Contingent Amount (if any) paid pursuant to Section 2.2 (the “Fundamental and Tax Cap”); provided, however, that the Purchaser Indemnified Parties shall not be entitled to indemnification from the Company Parties in respect of such Damages arising under Section 8.2(a)(i) as result of any misrepresentation, breach or inaccuracy of the Additional Representations or Fundamental and Tax Representations unless (i) the maximum aggregate recovery received by the Purchaser Indemnified Parties from the R&W Insurance Policy in respect of such Damages is insufficient to satisfy the full amount thereof (and, for the avoidance of doubt, only such amount in excess of the maximum amount of coverage supplied by the R&W Insurance Policy shall be considered Damages for purposes of this provision), or (ii) the insurer providing coverage under the R&W Insurance Policy has indicated to the Purchasers in writing (after reasonable pursuit by the Purchasers of such claim under the R&W Insurance Policy) that the claim or any portion of the claim is denied or otherwise will not be paid for any reason other than as a result of a Purchaser’s breach of the terms of the R&W Insurance Policy, then, in either case described in clauses (i) or (ii) and only with respect to Damages arising from a misrepresentation, breach or inaccuracy of any of the Additional Representations or the Fundamental and Tax Representations, the Purchaser Indemnified Parties may seek indemnification under Section 8.2(a)(i) for and recover from the Company Parties for the unsatisfied portion of such Damages in an aggregate amount up to (A) in the case of the Additional Representations, the Seller Cap, and (B) in the case of the Fundamental and Tax Representations, the Fundamental and Tax Cap. Notwithstanding the foregoing, to the extent a claim for Damages arising from a misrepresentation, breach or inaccuracy of any of the Additional Representations or the Fundamental and Tax Representations was not paid due to a Purchaser’s breach of the terms of the R&W Insurance Policy (and not because coverage is otherwise not available under the R&W Insurance Policy for any other reason) and such breach is not the result of fraud, gross negligence or intentional misrepresentation by a Purchaser, its Affiliates or representatives, then the Purchaser Indemnified Parties shall be entitled to pursue recovery of such Damages pursuant to such claim directly from the Company Parties only to the extent of and for the amount of such Damages (if any) that are in excess of the R&W Insurance Policy limit, in such case, subject to the Seller Cap or the Fundamental Tax Cap, as applicable.

C)    Notwithstanding anything in this Agreement or any other Transaction Document, agreement, certificate or instrument contemplated hereby, the maximum aggregate liability of the Company Parties to the Purchaser Indemnified Parties in satisfaction of claims for indemnification under this Section 8 shall not exceed an amount equal to the sum of the Cash Purchase Price and the Contingent Amount (if any) paid pursuant Section 2.

(d)    Purchaser Dollar Limitations.

(i)    Purchaser Dollar Limitations – Minimum. The Purchasers shall not be liable to the Seller Indemnified Parties for indemnification under Section 8.2(b)(i) unless and until (1) with respect to any individual item of Damage or related items of Damage arising out of substantially similar facts and circumstances, the amount of the Damages incurred by such Seller Indemnified Parties exceeds $25,000 (the “Mini-Basket”), and (2) the aggregate amount of Damages incurred by such Seller Indemnified Parties exceeds $1,200,000 (the “Basket Amount”), provided, however, that, in the event that such Damages exceed the Basket Amount, the Purchasers shall, subject to the limitations set forth in this Section 8, jointly and severally, fully indemnify the Seller Indemnified Parties for all Damages (including the Basket Amount) incurred by such Seller Indemnified Parties. Notwithstanding the foregoing, neither the Mini-Basket nor the Basket Amount shall apply to Damages arising as a result of (A) any Intentional Misrepresentation or Fraud by a Purchaser, or (B) any misrepresentation, breach or inaccuracy of any Purchaser Fundamental Representation.

(ii)    Purchasers Dollar Limitations – Maximum. Subject to Section 8.2(d)(i), the maximum aggregate liability of the Purchasers to the Seller Indemnified Parties under Section 8.2(b)(i) shall be $27,500,000; provided, however, that such limitation shall not apply to and the maximum aggregate liability of the Purchasers to the Seller Indemnified Parties in satisfaction of claims for indemnification under this Section 8 with respect to Damages arising out of any matter relating to (A) any Intentional Misrepresentation or Fraud by a Purchaser, (B) any misrepresentation, breach or inaccuracy of any Purchaser Fundamental Representation, (C) Section 8.2(b)(ii), or (D) Section 8.2(b)(iii), which amount shall not exceed an amount equal to the sum of the Cash Purchase Price and the Contingent Amount (if any) paid pursuant Section 2.

(iii)    For the avoidance of doubt, this Section 8 shall not apply to any breach or default under any of the other Transaction Documents (other than this Agreement) or agreements among the parties hereto.

(e)    Indemnification Procedures.

(i)    Third Party Claims. In the event that, subsequent to the Closing, any Person entitled to indemnification under this Agreement (an “Indemnified Party”) receives notice of the assertion of any claim or liability or of the commencement of any Action by any Person who is not a party to this Agreement or otherwise entitled to indemnification hereunder as an Indemnified Party (including, but not limited to any Governmental Authority) (a “Third Party Claim”) against such Indemnified Party, for which a claim is to be made by an Indemnified Party under this Agreement (an “Indemnifying Party”), the Indemnified Party shall give written notice regarding such claim to the Indemnifying Party promptly after receiving written notice or reasonably becoming aware of any such claim, and shall not make any admissions or acceptances. The Indemnified Party shall supply the Indemnifying Party with such information and documents as it has in its possession regarding such Third Party Claim, together with all pertinent information in its possession regarding the Damages that it asserts it has suffered or incurred, and will permit the Indemnifying Party to inspect such other records and books in the possession of the Indemnified Party and relating to the Third Party Claim and asserted Damages as the Indemnifying Party shall reasonably request.

A)    If any Action referred to in Section 8.2(e)(i) is brought against an Indemnified Party and it gives notice to the Indemnifying Party of the commencement of such Action, the Indemnifying Party will be entitled to participate in such Action and, to the extent that it wishes and subject to Section 8.2(e)(i)B), to assume, conduct and control, in good faith and at its expense, the defense of such Action with counsel reasonably satisfactory to the Indemnified Party and, after notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such Action, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party under this Section 8.2 for any fees of other counsel or any other expenses with respect to the defense of such Action, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Action, other than reasonable costs of investigation; provided, however, that the Indemnified Party shall be entitled to participate in the defense of such Action and to employ counsel of its choice for such purpose (it being understood that the fees and expenses of such separate counsel shall be borne by the Indemnified Party).

B)    Notwithstanding the foregoing, if (1) an Indemnified Party determines in good faith that there is a reasonable probability that the Third Party Claim may adversely affect it or its Affiliates as a result of non-monetary relief that the third party is seeking, (2) the Third Party Claim is in respect of a matter involving criminal liability, (3) there is a conflict of interest that cannot be waived and would make it inappropriate under applicable standards of professional conduct to have common counsel for the Indemnified Party and the Indemnifying Party, or (4) the Indemnifying Party is also a party to such Action and the Indemnified Party determines in good faith that joint representation would be adverse to the Indemnified Party, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise, or settle such Action as it relates to the Indemnified Party, but the Indemnifying Party will not be bound by any determination of an Action so defended or any compromise or settlement effected without its written consent (which may not be unreasonably withheld or delayed).

C)    In the event that the Indemnifying Party does not elect to conduct the defense of the subject claim, or, within a reasonable time after notice of any such claim from the Indemnified Party, shall fail to defend, it shall be deemed to have elected not to conduct the defense of the subject claim, and in such event the Indemnified Party shall have the right to assume, conduct and control the defense in good faith and to compromise and settle the claim in good faith and the Indemnifying Party will be liable for all reasonable costs, expenses, settlement amounts or other Damages paid or incurred by the Indemnified Party in connection therewith; provided, however, that no such compromise or settlement shall be effected without the prior written consent (which shall not be unreasonably withheld or delayed) of the Indemnifying Party if, pursuant to or as a result of such compromise or settlement, (A) injunctive relief or specific performance would be imposed against the Indemnifying Party, or (B) if the Indemnifying Party is also named as a party to such claim, such compromise or settlement does not expressly and unconditionally release the Indemnifying Party from all liabilities and obligations to the third party claimant (without limitation of the Indemnified Party’s rights against the Indemnifying Party hereunder) with respect to such claim, without prejudice.

D)    Subject to Section 8.2(e)(i)E) below, in the event that the Indemnifying Party does elect to conduct the defense of the subject claim, the Indemnifying Party shall be entitled to have the exclusive control over said defense and settlement of the subject claim and the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance and materials as it may reasonably request, all at the expense of the Indemnifying Party, and the Indemnified Party shall have the right at its expense to participate in the defense, assisted by counsel of its own choosing, subject to the control of the defense by the Indemnifying Party.

E)    Without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed, the Indemnifying Party will not enter into any settlement of any Third Party Claim or cease to defend against such claim, if pursuant to or as a result of such settlement or cessation, (A) injunctive relief or specific performance would be imposed against the Indemnified Party, or (B) such settlement or cessation would impose a material amount of liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder.

F)    Any final judgment (after the conclusion of any appeal process) entered or settlement agreed upon in the manner provided herein shall be binding upon the Indemnifying Party, and shall conclusively be deemed to be an obligation with respect to which the Indemnified Party is entitled to prompt indemnification hereunder to the extent otherwise within the scope of the indemnification provisions of this Section 8.

G)    A failure by an Indemnified Party to give timely, complete or accurate notice as provided in this Section 8.2(e)(i) will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise directly and materially prejudiced as a result of such failure to give timely notice.

H)    Notwithstanding the foregoing, the procedures set forth in Section 8.2(e)(i)A) through G) shall not apply to such Third Party Claims for which the Indemnified Party has sole recourse to the R&W Insurance Policy, and such claims shall instead be governed and subject to the procedures set forth in the R&W Insurance Policy. With respect to any Third Party Claim where indemnification is sought by a Purchaser Indemnified Party pursuant to Section 8.2(a)(i) on the basis of any misrepresentation, breach or inaccuracy of an Additional Representation or Fundamental and Tax Representation, and where the Purchaser Indemnified Party’s recourse for Damages is first to the R&W Insurance Policy, but where a Company Party would or would reasonably be expected to be liable for any portion of the Damages sustained by the Purchaser Indemnified Party in excess of any amounts recovered under the R&W Insurance Policy:

a.    until such time as no further recovery is available under the R&W Insurance Policy, the procedures set forth in Section 8.2(e)(i)A)

through G) shall not apply and such Third Party Claim shall instead be governed and subject to the procedures set forth in the R&W Insurance Policy; provided, that the Purchaser Indemnified Party shall use commercially reasonable efforts to permit (or to cause the insurer providing coverage under the R&W Insurance Policy to permit) the participation of the applicable Company Party in the defense or settlement of such Third Party Claim; and

b.    as of such time as recovery is no longer available pursuant to the R&W Insurance Policy, the Purchaser Indemnified Party shall promptly notify the applicable Company Party and the administration of such Third Party Claim shall be subject to the procedures set forth in Section 8.2(e)(i)A) through G) mutatis mutandis (as if such notification were an initial notification of such Third Party Claim pursuant to 8.2(e)(i)A)).

(ii)    Non-Third Party Claims. In the event an Indemnified Party has a claim against an Indemnifying Party hereunder which does not involve a Third Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice in accordance with the requirements of Section 8.2 and Section 10.5 promptly after becoming aware of facts which the Indemnified Party reasonably believes would likely give rise to the basis for such claim, which notice shall, in reasonable detail, set forth the nature and basis for such claim, the Damages to which the Indemnified Party reasonably estimates in good faith that the Indemnified Party is entitled to indemnification hereunder, a copy of any documents in its possession supporting such claim, together with all pertinent information in its possession regarding the Damages that it asserts it has suffered or incurred, and will permit the Indemnifying Party to inspect such other records and books in the possession of the Indemnified Party and relating to such claim and asserted Damages as the Indemnifying Party shall reasonably request.

(f)    Calculation of Damages. Except with regard to indemnification for claims described in Section 8.2(e)(i) hereof for which an Indemnifying Party is liable, Damages payable by an Indemnifying Party under this Section 8 shall not include consequential damages (including loss of revenue, income or profits, loss or diminution in value of assets or securities or damages calculated by “multiple of profits” or “multiple of cash flow” or other valuation methodology), punitive damages, damages related to mental or emotional distress, exemplary damages, special damages or other indirect or incidental damages. Any Damages for which any Indemnified Party is entitled to indemnification under this Section 8 shall be determined without duplication of recovery by reason of the state of facts giving rise to such Damages constituting a breach of more than one representation, warranty, covenant or agreement.

(g)    Limitation on Damages; Mitigation. Each Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be, shall use commercially reasonable efforts to seek full recovery under all insurance policies, including the R&W Insurance Policy, covering Damages that are indemnifiable under this Section 8; provided, that, other than with respect to the insurer under the R&W Insurance Policy, no such Indemnified Party shall be required to institute an Action against any insurance carrier in connection therewith. The amount of any Damages suffered by a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be, shall be reduced by (i) any third-party insurance (including the proceeds of the R&W Insurance Policy) or other indemnification benefits which such party or any of its representatives actually receives in respect of or as a result of such Damages (net of all costs and expenses and any retroactive or other premium increases incurred in connection therewith), (ii) any amounts realized by the Indemnified Party as a result of any indemnification, contribution or other payment by a third party, and (iii) the amount of the net Tax benefit actually realized by the Purchaser Indemnified Party or Seller Indemnified Party, or its shareholders, members, Subsidiaries, or Affiliates, as applicable, arising from the deductibility of any such Damages within the taxable year after which such Damages are incurred (assuming, for this purpose, that any deduction, loss or other Tax Attribute actually realized by such Damages is the last such deduction, loss or other Tax Attribute on any Tax Return). If any Damages for which indemnification is provided hereunder is subsequently reduced by any third-party insurance or other indemnification benefit or recovery, the amount of the reduction shall be remitted to a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be (net of all costs and expenses and any retroactive or other premium increases incurred in connection therewith). Each Indemnified Party shall take all reasonable actions to mitigate all Damages and to timely and diligently pursue any reasonably available claims for insurance and/or other indemnification, contribution or other payment by a third party with respect to Damages for which it will seek indemnification under this Section 8, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Damages.

(h)    Determination of Damages. For purposes of determining whether there has been any misrepresentation or breach or inaccuracy of a representation or warranty (other than any with respect to clause (i) of Section 3.7) and for purposes of determining the amount of Damages resulting from any misrepresentation or breach or inaccuracy of a representation or warranty, all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of each of the parties hereto that for purposes of determining liability under this Section 8, the representations and warranties of each of the parties hereto contained in this Agreement or in any certificate delivered in connection with this Agreement shall be read as if such terms and phrases were not included in them; provided, however, that (i) any dollar thresholds contained in any such representation, warranty or covenant shall not be ignored for purposes of determining any such inaccuracy or breach, (ii) the term “Material Adverse Effect” contained in clause (i) of Section 3.7 shall not be ignored for purposes of determining any such inaccuracy or breach thereof, and (iii) the term “Material” shall not be ignored where used in any defined term or the definition underlying such term, including “Material Contract”, “Material Consulting Customers”, “Material GPO Vendors”, “Material Member, Consulting and Vendor Contracts,” and “Material Members”.

(i)    Due Diligence and Right to Indemnification. No information or knowledge obtained in any investigation shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Transactions or the rights of the parties to indemnification pursuant to Section 8. Except as otherwise set forth herein, the waiver of any condition based on the accuracy of any warranty or representation, or on the performance of or compliance with any covenant or agreements, will not affect the right to indemnification or any other remedy based on such warranties, representations, covenants and agreements.

(j)    Overlapping Damages. To the extent that any Damages claimed (or anticipated to be claimed) by a Purchaser Indemnified Party arising from an Excluded Liability relate to the subject matter of any of the representations and warranties in Section 3 or in any schedule or certificate delivered or to be delivered by or on behalf of a Company Party to the Purchaser pursuant to this Agreement (“Overlapping Damages”), the Purchasers acknowledge and agree that recovery shall be pursued for Overlapping Damages solely pursuant to Section 8.2(a)(i) (and not on the basis of Section 8.2(a)(ii)) on the basis that such Overlapping Damages constitute a misrepresentation, breach or inaccuracy of the applicable representation or warranty in Section 3 or in a schedule or certificate delivered or to be delivered by or on behalf of a Company Party to the Purchaser pursuant to this Agreement; including, for the avoidance of doubt, seeking recovery from the R&W Insurance Policy and subject in all respects to the limitations set forth in Section 8.2(c); provided, however, that for Overlapping Damages that arise from Specified Excluded Liabilities, if (a) the maximum aggregate recovery received by the Purchaser Indemnified Parties from the R&W Insurance Policy in respect of such Overlapping Damages is insufficient to satisfy the full amount of such Overlapping Damages, or (b) the insurer providing coverage under the R&W Insurance Policy has indicated to the Purchasers in writing (after reasonable pursuit by the Purchasers of such claim under the R&W Insurance Policy) that the claim or any portion of the claim is denied or otherwise will not be paid for any reason, then the Purchaser Indemnified Parties may seek indemnification under Section 8.2(a)(ii) and recover from the Company Parties for the unsatisfied portion of such Overlapping Damages in an aggregate amount up to the sum of the Cash Purchase Price and the Contingent Amount (if any) paid pursuant to Section 2.2, subject to the limitations in Section 8.2(c)(iii)C) in all respects. The indemnity obligations of the Company Parties with respect to Damages arising from an Excluded Liability of the kind contemplated by the immediately preceding sentence shall terminate upon, and no recovery with respect thereto may be brought after, the date that the Purchaser Indemnified Party’s right to bring a claim for such Damages would terminate under Section 8.1 if such claim were brought with respect to a misrepresentation, breach or inaccuracy of a representation or warranty in Section 3 or in any schedule or certificate delivered or to be delivered by or on behalf of a Company Party to the Purchaser pursuant to this Agreement related to the subject matter of such claim.

8.3    Tax Consequences. Any indemnity payment made under Section 8 with respect to a breach by a Company Party with respect to the Purchaser Indemnified Parties or the Purchasers with respect to the Seller Indemnified Parties shall be treated as an adjustment in the Purchase Price, unless a contrary treatment is required under applicable Law.

8.4    Guaranty by Guarantor on behalf of the Company Parties. By joining in this Agreement, the Guarantor guarantees to the Purchaser Indemnified Parties the full and prompt payment and performance (not just collection) by the Company Parties of all of the Company Parties’ covenants and obligations under this Agreement and any Transaction Document. If any Company Party does not perform a covenant or obligation under this Agreement or any Transaction Document, the Guarantor shall promptly perform the covenant or obligation. This guaranty of the Guarantor is an absolute, irrevocable, primary, continuing, unconditional, and unlimited guaranty of performance and payment subject to and within the limitations of this Agreement, and is not a guaranty of collection. This guaranty shall remain in full force and effect (and shall remain in effect notwithstanding any amendment to this Agreement) for the Guarantor until all of the obligations of the Company Parties have been paid, observed, performed, or discharged in full.

8.5    Guaranty by Purchaser Guarantor on behalf of the Purchasers. By joining in this Agreement, the Purchaser Guarantor guarantees to the Seller Indemnified Parties the full and prompt payment and performance (not just collection) by the Purchasers of all of the

Purchasers’ covenants and obligations under this Agreement and any Transaction Document, including the payment of the Contingent Amount, the Deferred Cash Purchase Price and the Deferred TRA Payment Amount, when due and payable hereunder. If a Purchaser does not perform a covenant or obligation under this Agreement or any Transaction Document, the Purchaser Guarantor shall promptly perform the covenant or obligation. This guaranty of the Purchaser Guarantor is an absolute, irrevocable, primary, continuing, unconditional, and unlimited collection. This guaranty shall remain in force and effect (and shall remain in effect notwithstanding any amendments to this Agreement) for the Purchaser Guarantor until all of the obligations of the Purchaser have been paid, observed, performed, or discharged in full.

8.6    Sole and Exclusive Remedy. The parties hereto agree and acknowledge that, except for any indemnification or other remedies provided in the R&W Insurance Policy and except in the case of Intentional Misrepresentation or Fraud with respect to this Agreement, the rights to indemnification provided for in Section 6.1 and this Section 8 shall be the sole and exclusive remedy (regardless of the theory or cause of action pled) for Damages or other monetary damages of the Seller Indemnified Parties, on the one hand, or the Purchaser Indemnified Parties, on the other hand, as the case may be, after the Closing for and with respect to any misrepresentation, breach or inaccuracy of any representation or warranty of a party hereto and for any nonfulfillment, breach or violation of any covenant or agreement contained in this Agreement by a party hereto (other than the covenants or agreements contained in Section 10.4(b) and the remedy for violations of such Section 10.4(b) as specified therein), and each party to this Agreement hereby waives to the fullest extent permitted by law, any other rights or remedies that may arise under any applicable Law in connection therewith; provided, however, that nothing herein will limit in any way any party’s rights hereunder or otherwise, to specific performance, injunctive relief, other non-monetary equitable relief or under the R&W Insurance Policy.

9.    Terms Defined. As used herein, the following terms have the respective meanings set forth below or set forth in the referenced Section of this Agreement:

“AAA” – Section 10.12(a) hereof.

“AAA Rules” – Section 10.12(b) hereof.

“Accounting Methods” – means on a basis consistent with GAAP using, to the extent in accordance with GAAP, the accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in preparation of the audited balance sheets and statements of income and cash flows for the Company Parties for the fiscal year ended December 31, 2018.

“Accounts Receivable” – means the accounts receivable, and any other accounts, notes and other receivables of a Company Party, determined in accordance with the Accounting Methods.

“Action” – means suit, claim, action, arbitration, proceeding or investigation.

“Actual 2024 Total Gross Administrative Fee Amount” – Section 2.2(c)(i) hereof.

“Acurity” – has the meaning specified in the Preamble hereof.

“Acurity 2019 Excluded Regional Contract Cash” – means all Cash received by Acurity or its Affiliates in respect of the Acurity Excluded Regional Contracts for the period up to and including 11:59 pm on December 31, 2019.

“Acurity 2019 Excluded Regional Contract Rebate Payable” – means all rebate payment obligations to the Acurity Participating Members arising specifically with respect to Acurity 2019 Excluded Regional Contract Cash pursuant to the Transferred Participating Member Agreements.

“Acurity 2019 Fee Share Receivables” – means all amounts due to Acurity in respect of the Acurity Administrative Fee Shareback for the period prior to and including 11:59 p.m., Eastern Time, on December 31, 2019.

“Acurity 2019 Rebate Payables” – means all rebate payment obligations to the Acurity Participating Members arising specifically with respect to the Acurity 2019 Fee Share Receivables.

“Acurity 2020 Excluded Regional Contract Cash” – means all Cash received by Acurity or its Affiliates in respect of Administrative Fees (as defined in the Group Purchasing Agreement) due under the Acurity Excluded Regional Contracts for the period beginning January 1, 2020.

“Acurity 2020 Excluded Regional Contract Receivables” – means all amounts due to Acurity in respect of Administrative Fees (as defined in the Group Purchasing Agreement) due under the Acurity Excluded Regional Contracts for the period beginning January 1, 2020.

“Acurity 2020 Excluded Regional Contract Rebate Payable” – means all rebate payment obligations to the Acurity Participating Members arising specifically with respect to Acurity 2020 Excluded Regional Contract Cash pursuant to the Transferred Participating Member Agreements.

“Acurity 2020 Regional Cash” – means all Cash received by Acurity or its Affiliates constituting GNYHA Program Revenue (as defined in the Group Purchasing Agreement) for the period beginning January 1, 2020 through the Closing.

“Acurity 2020 Rebate Payables” – means all rebate payment obligations to the Acurity Participating Members arising specifically with respect to the Acurity 2020 Fee Share Receivables pursuant to the Transferred Participating Member Agreements.

“Acurity 2020 Fee Share Receivables” – means all amounts due to Acurity in respect of the Acurity Administrative Fee Shareback for the period beginning January 1, 2020 through the Closing.

“Acurity Administrative Fee Shareback” – means all amounts due to Acurity from Premier LP pursuant to (i) Section 4.1 of the Acurity/Premier Participation Agreement or (ii) any Acurity Ancillary Participation Agreement.

“Additional Acurity/Premier Participation Agreements” – means the agreements by and between Acurity and Premier LP set forth on Schedule 9.4.

“Accounting Firm” – Section 2.2(e) hereof.

“Acurity Business” – means the provision of group purchasing services to providers, systems and other Persons.

“Acurity Excluded Regional Contracts” – means the Excluded Contracts as defined in Section 1.10 of the Group Purchasing Agreement.

“Acurity Participating Member” – means a customer of Acurity that participates in Acurity’s group purchasing program.

“Acurity/Premier Participation Agreement” – means that certain GPO Participation Agreement, dated as of the date of the initial public offering of Premier, Inc., by and between Purchaser Guarantor and Acurity.

“Administrative Fees” – Section 2.2(c)(ii) hereof.

“Affiliate” – means and includes, at any time with respect to any Person (the “applicable Person”), each Person that directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, the applicable Person at such time. “Affiliate” of any Company Party shall not include any GNYHA Participating Member or any member of any Company Party’s group purchasing program.

“Aggregate Renewed 2025 Pro Forma Rebates Payable” – Section 2.2(c)(iii) hereof.

“Agreement” – has the meaning specified in the Preamble hereof.

“Agreement of Sublease” – Section 5.1(i) hereof.

“Antitrust Laws” – means the Sherman Act, 15 U.S.C. §§ 1-7, as amended; the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, as amended; the HSR Act; the Federal Trade Commission Act, 15 U.S.C. §§ 41-58, as amended; and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Assumed Acurity Liabilities” – means, other than Excluded Liabilities:

(a)    all liabilities and obligations of Acurity related to the Acurity Business that are to be paid or performed with regard to or arising out of the contracts included within the Transferred Acurity Assets (other than the Acurity 2019 Rebate Payables and Acurity 2019 Excluded Regional Contract Rebate Payable);

(b)    all liabilities related to or arising out of the use of the Transferred Acurity Assets or the operation of the Acurity Business from and after Closing (except to the extent such liabilities are Damages arising under Section 8.2(a)(i));

(c)    all liabilities related to Taxes (other than Income Taxes) incurred by Acurity and related to the Acurity Business for any Tax period beginning after the Closing Date (including any such portion of a Tax period beginning before and ending after the Closing Date); and

(d)    all current liabilities of Acurity as of 12:01 a.m., Eastern Time, on the Closing Date arising pursuant to the Transferred Participating Member Agreements and the Acurity/Premier Participation Agreement, including (i) the Acurity 2020 Rebate Payables and (ii) Acurity 2020 Excluded Regional Contract Rebate Payable, but not including the Acurity 2019 Rebate Payables and the Acurity 2019 Excluded Regional Contract Rebate Payable (the “Assumed Acurity Accounts Payable”);

“Assumed Liabilities” – means the Assumed Acurity Liabilities, the Assumed Nexera Liabilities and the Assumed Transferred Employee Liabilities.

“Assumed Nexera Liabilities” – means, other than Excluded Liabilities:

(a)    all liabilities and obligations of Nexera related to the Nexera Business that are to be paid or performed with regard to or arising out of contracts included within the Transferred Nexera Assets;

(b)    all liabilities related to or arising out of the use of the Transferred Nexera Assets or the operation of the Nexera Business from and after Closing (except to the extent such liabilities are Damages arising under Section 8.2(a)(i)); and

(c)    all liabilities related to Taxes (other than Income Taxes) incurred by Nexera and related to the Nexera Business for any Tax period beginning after the Closing Date (including any such portion of a Tax period beginning before and ending after the Closing Date).

“Assumed Transferred Employee Liabilities” – means, other than Excluded Liabilities, all liabilities and obligations accruing from and after the Closing Date relating to, arising out of or pertaining to the employment or service, or termination from employment or service, of any Transferred Employee by a Purchaser or its Affiliates.

“Base Agreements” – Section 2.2(c)(iv) hereof.

“Basket Amount” – Section 8.2(d)(i) hereof.

“Business” – means, collectively, the Acurity Business and the Nexera Business.

“Business Day” – means a day other than a Saturday, a Sunday or a day on which the national banks located in New York, New York are required by Law (other than a general banking moratorium or holiday for a period exceeding four (4) consecutive days) to be closed.

“Calculation Year” – means each twelve (12)-month period ending on June 30 during the period from July 1, 2020 through June 30, 2037.

“Carve-Out Financial Statements” – Section 3.6(a) hereof.

“Cash” – means all cash, cash equivalents and marketable securities. For avoidance of doubt, cash shall (a) be calculated net of issued but uncleared checks and drafts and (b) include checks and drafts deposited for the account of the Company Parties but not yet reflected as available proceeds in the Company Parties’ accounts.

“Closing” – Section 2 hereof.

“Closing Date” – Section 2 hereof.

“Closing Date Purchase Price” – Section 1.4 hereof.

“Closing Date Indebtedness” – Section 5.1(b) hereof.

“COBRA” – Section 3.13(i) hereof.

“Code” – means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” – Section 3.13(a) hereof.

“Company Data” – means all data or information owned or purported to be owned by a Company Party.

“Company In-Licenses” – Section 3.9(a) hereof.

“Company Out-Licenses” – Section 3.9(a) hereof.

“Company Owned IP” – means (a) all Intellectual Property Relating to the Acurity Business or Relating to the Nexera Business, as applicable, that is (or that is purported by the applicable Company Party to be) owned by, controlled by, under obligation of assignment to, or developed by or for, by the applicable Company Party, (b) all Intellectual Property disclosed or required to be disclosed on Schedule 3.9(a), and (c) the Company Solution.

“Company Party” or “Company Parties” – has the meaning specified in the Preamble hereof.

“Company Party/Purchaser Agreements” – means, collectively, the Tax Receivable Agreement, the Group Purchasing Agreement, the Acurity/Premier Participation Agreement, and any other agreement between or among any of Acurity, Nexera, GNYHA Purchasing, GNYHA Ventures or any of their respective Affiliates, on the one hand, and between or among any of, Premier LP, Purchaser Guarantor or any of their respective Affiliates, on the other hand.

“Company Parties’ Knowledge” – and words or phrases of similar import means actual knowledge after due and reasonable investigation of Lee H. Perlman, Lori Levinson, David Rosenfeld, Christopher O’Connor, Lisa Krieger, Elizabeth Barrett, Marjorie Rosenthal and Jeffrey Ashkenase.

“Company Representatives” – Section 6.11 hereof.

“Company Software” – means all Software owned or purported to be owned by, or licensed exclusively to, a Company Party, including all such Software that constitutes part of the Company Solution.

“Company Solution” – means all Software, products and services from which a Company Party is currently deriving, or currently contemplating to derive, revenue in connection with the operation of the Business, including from the sale, distribution, license, maintenance, subscription, support or provision thereof.

“Competing Transaction” – Section 6.11 hereof.

“Consulting Agreements” – Section 5.2(g) hereof.

“Consulting Agreement Termination and Release” – Section 5.1(n) hereof.

“Contingent Amount” – Section 2.2(a) hereof.

“Contingent Amount Calculations” – Section 2.2(d) hereof.

“Contingent Amount Dispute” – Section 2.2(e) hereof.

“Contingent Amount Statement” – Section 2.2(e) hereof.

“Control” – means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Voting Equity, by contract or otherwise.

“Conveyance Documents” – Section 5.1(a) hereof.

“Damages” – Section 8.2(a) hereof.

“Deductible” – Section 8.2(c)(i) hereof.

“Deferred TRA Payment Amount” – Section 1.4 hereof.

“Disclosure Schedules” – Section 3 hereof.

“Dispute” – Section 10.12(a) hereof.

“DOJ” – Section 6.9(b) hereof.

“Domain Name Assignment Agreement” – Section 5.1(l) hereof.

“Downward Adjustment Escrow Account” – Section 1.5 hereof.

“Downward Adjustment Escrow Amount” – Section 1.5 hereof.

“Employees” – shall mean any person performing services exclusively for or on behalf of the Business, whether as an employee of a Company Party, as the sole employee, a joint employee or a shared employee of the Guarantor, or as an individual employed by another Person, including pursuant to a professional employer organization or similar arrangement, or any individual leased to the Business for purposes of providing employment or employment- like services.

“Employee Benefit Plan” – means each: (i) “employee benefit plan” as such term is defined in Section 3(3) of ERISA (whether or not subject to ERISA); (ii) each employment, severance, retention or change-in-control plan, policy, agreement, or arrangement; and (iii) each other material employee benefit or compensation plan, policy, agreement or arrangement (whether of an individual or collective nature), including any equity option, equity purchase, equity award, deferred compensation, pension, retirement, death, savings, profit sharing, incentive, bonus, commission, health, life insurance, cafeteria, flexible spending, dependent care, fringe benefit, paid time off or disability plans, policies, agreements or arrangements, in each case, whether written or unwritten.

“ERISA” – means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” – Section 3.13(e) hereof.

“Equity” – means, with respect to any Person, any class of preferred, common or other capital stock, share capital or similar equity interest of such Person.

“Escrow Agent” – means Wells Fargo Bank, N.A.

“Escrow Agreement” – Section 5.1(k) hereof.

“Exchange Agreement” – means that certain Exchange Agreement, made as of September 25, 2013, as amended to date, by and among Premier, Inc., Premier LP and the limited partners of Premier LP.

“Excluded Assets” – means the Company Parties’ rights in, to and under the following, in each case to the extent existing immediately prior to the Closing Date:

(a)    other than the Acurity 2020 Excluded Regional Contract Cash and any Acurity 2020 Regional Cash which has not been remitted to Premier LP prior to Closing, all Cash, cash equivalents, marketable securities and similar assets of Acurity, including the Acurity 2019 Excluded Regional Contract Cash;

(b)    all amounts due to Acurity as of 11:59 p.m., Eastern Time, on December 31, 2019 pursuant to the Acurity/Premier Participation Agreement, including in respect of the Acurity 2019 Fee Share Receivables (the “Excluded Member Payments”);

(c)    all current assets of Nexera, including all Accounts Receivable of Nexera, Cash, cash equivalents, marketable securities and similar assets of Nexera;

(d)    all bank accounts;

(e)    all organizational documents, corporate books and records, including minute books and stock transfer books, the corporate seal and tax identification numbers, and any other books and records which a Company Party is required to retain or is prohibited from disclosing or transferring to a Purchaser under applicable Law;

(f)    all minutes of meetings of the board of directors or shareholders of the Company Parties, records relating to Taxes;

(g)    all files and records which are not Transferred Acurity Records or Transferred Nexera Records;

(h)    the Transaction Documents and all rights, claims and interests thereunder;

(i)    the Equity of the Company Parties;

(j)    all Subsidiaries of the Company Parties, including the Equity of all Subsidiaries of the Company Parties and businesses of the Subsidiaries of the Company Parties (including such business as relates to GNYHA Purchasing and any contract, agreement or arrangement between GNYHA Purchasing and any third parties);

(k)    all rights, claims, or interests in losses, loss carryforwards, Tax deposits, refunds, prepayments that related to Taxes of the Company Parties or their Affiliates and any Tax deposits, refunds or prepayments for any Taxes imposed upon or with respect the Business or the Transferred Assets (or rights to receive any of the foregoing) for all periods, except as otherwise set forth in clause (p) of the definition of Transferred Acurity Assets and clause (n) of the definition of Transferred Nexera Assets;

(l)    all rights, claims, counterclaims and causes of action of a Company Party against third Persons that are not Transferred Assets;

(m)    any attorney-client privilege and all records subject to attorney-client or work product privilege of a Company Party, including in connection with the transactions contemplated by this Agreement or any Transaction Document, all files maintained by legal counsel as a result of representation of a Company Party or, the Acurity Business or Nexera Business, and all files maintained by a Company Party, in connection with the transactions contemplated by this Agreement or any Transaction Document;

(n)    all Employee Benefit Plans and trusts and assets related thereto;

(o)    all contracts or agreements between Acurity, on the one hand, and an Acurity Participating Member, on the other hand, set forth on Schedule 9.1(i) (the “Excluded Acurity Participating Member Agreements”);

(p)    that certain Services Agreement, dated January 1, 2013, by and among GNYHA Purchasing, GNYHA Services, Inc., a New York corporation and GPA Holdings, LLC, a New York limited liability company (the “Services Agreement”), and

(q)    all other assets set forth on Schedule 9.1(ii).

“Excluded Liabilities” – means all liabilities and obligations of the Company Parties or their respective Affiliates other than the Assumed Liabilities, including the following liabilities and obligations (such liabilities expressly set forth in items (a) through (r) below, the “Specified Excluded Liabilities”):

(a)    relating to or arising under or in connection with any Employee Benefit Plan or with respect to which any Company Party or any ERISA Affiliate has any liability or obligation;

(b)    pertaining to the employment or service with, or termination from employment or service from, any Company Party or any ERISA Affiliate, of any individual prior to the Closing Date;

(c)    relating to liabilities and obligations of any Company Party for injury to or death of persons or damage to or destruction of property (including any worker’s compensation claim) with respect to acts or omissions by any Company Party that occur on or prior to the Closing Date regardless of when said claim or liability or obligation is asserted, including any claim for consequential damages in connection with the foregoing; it being understood and agreed that any such claim or liability or obligation asserted after the Closing Date, but arising from acts or omissions by any Company Party that occur before the Closing Date shall be considered to be a claim against or a liability or obligation of the Company Party for injury to or death of persons or damages to or destruction of property and therefore not assumed hereunder by the Purchasers;

(d)    in respect of any Action set forth on Schedule 3.5 or that is otherwise pending involving any Company Party or related to the Business or any Transferred Asset arising on or prior to the Closing Date;

(e)    relating to the Excluded Assets;

(f)    with respect to or for Indebtedness or dividends payable by a Company Party, whether incurred or accrued before or after the Closing Date;

(g)    relating to the Equity of a Company Party, or any shareholder agreement or partnership operating agreement to which any Company Party is party;

(h)    relating to obligations of a Company Party under this Agreement or any other Transaction Document;

(i)    relating to any transactions between a Company Party and any of its Affiliates, directors or officers whether occurring before or after the Closing Date;

(j)    any amounts payable for fees, costs or expenses incurred by any Company Party or any Affiliate (whether incurred prior to or on the date of the Agreement or between the date of the Agreement and the Closing) in respect to this Agreement, any other Transaction Document or agreement contemplated hereby and/or the transactions contemplated hereby and thereby or otherwise in connection with the sale of the Business, including fees, costs and expenses of counsel, accountants, consultants, and advisers;

(k)    any liabilities or Actions pending against any Company Party as of the Closing Date, whether or not set forth in the Disclosure Schedules hereto;

(l)    except as set forth in Section 6.16 and with respect to Assumed Transferred Employee Liabilities, all liabilities relating to or arising out of the employment of any Employee on or prior to the Closing Date, including any liabilities accruing on or prior to the Closing Date under any Employee Benefit Plan or relating to wages, compensation, severance, retention, accrued and unused vacation time and paid time off;

(m)    all liabilities with respect to the items listed on Schedule EBP;

(n)    all liabilities related to Income Taxes and other Taxes incurred by a Company Party related to its respective Business, other than liabilities referred to in clause (l) of this definition;

(o)    any amounts payable by any Company Party to any of its Affiliates which amounts are not otherwise payable pursuant to a contract entered into on an arms-length basis and that is a Transferred Asset;

(p)    all current liabilities of Nexera, including accrued expenses and accounts payable Relating to the Nexera Business;

(q)    each of (i) the Acurity 2019 Rebate Payables and (ii) Acurity 2019 Excluded Regional Contract Rebate Payable; and

(r)    all liabilities under the WARN Act or any similar state or local Law or regulation relating to closing and layoffs with respect to employees of the Company Parties or their Affiliates (other than with respect to the Transferred Employees) who are terminated by the Guarantor or one of its Affiliates on, prior or after the Closing Date.

“Excluded Matter” – Section 8.2(c)(i) hereof.

“Fee Share Rate” – Section 2.2(c)(v) hereof.

“Fraud” – means, with respect to any party, the actual and intentional fraud with respect to the making of representations, warranties and covenants contained in this Agreement with the intent of inducing any other party hereto to enter into this Agreement and upon which such party has relied to its detriment, and where the party committing such fraud has knowledge that such representations and warranties were breached when made or would be inaccurate as of the date hereof or at the Closing.

“FTC” – Section 6.9(b) hereof.

“Fundamental Representations” – Section 8.1 hereof.

“GAAP” – means United States generally accepted accounting principles, consistently applied in accordance with the past custom and practices of the Company Parties, as in effect from time to time.

“GNYHA Holdings” – means GNYHA Holdings, LLC, a New York limited liability company.

“GNYHA Participating Members” – means any hospital or hospital system that participates or participated in the group purchasing program operated by or through a Company Party or any pre-Closing Affiliate of a Company Party.

“GNYHA Purchasing” – means GNYHA Purchasing Alliance, LLC, a New York limited liability company.

“GNYHA Ventures” – means GNYHA Ventures, Inc., a New York corporation.

“GNYHA Ventures Assignment Agreements” – Section 5.1(m) hereof.

“Governmental Authority” – any federal, state, local or foreign government or political subdivision thereof, or any agency, commission, board or instrumentality of such government or political subdivision or quasi-governmental authority or accrediting body, or any court or tribunal of competent jurisdiction, exercising executive, legislative, judicial, regulatory, administrative, taxing or other functions of or pertaining to government and having jurisdiction over the Company Parties (to the extent that the rules, regulations or orders of such agency, instrumentality or quasi-governmental authority have the force of Law).

“Group Purchasing Agreement” – means that certain Group Purchasing Agreement, dated July 1, 2012, by and among Premier LP, Provider Select, LLC, and Acurity.

“Guarantor” – has the meaning specified in the Preamble hereof.

“HSR Act” – means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Approval” – means (i) the receipt of authorizations required or (ii) the expiration or termination of all applicable waiting periods (and any extensions thereof), under the HSR Act.

“Health Care Regulatory Laws” – means any applicable Law relating to healthcare, including, without limitation the following (as amended from time to time), (i) those relating to Medicare or Medicaid or any other health benefit programs that are sponsored by a Governmental Authority, including Medicaid managed care, the TRICARE program, worker’s compensation and Medicare Advantage, (ii), the Federal Food, Drug, and Cosmetic Act of 1938, as amended, and all regulations promulgated thereunder by the U.S. Food and Drug Administration, (iii) HIPAA and other Privacy Laws concerning Personal Data in medical records and/or other records generated in the course of providing or paying for health care services, (iv) the Anti-Kickback Law (42 U.S.C. § 1320a-7b(b)) and the regulations promulgated thereunder, (v) the Civil Monetary Penalties Act (including those aspects pertaining to beneficiary inducements) (42 U.S.C. § 1320a-7a) and the regulations promulgated thereunder, (vi) the Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812) and the regulations promulgated thereunder, (vii) the federal physician self-referral prohibition (42 U.S.C. § 1395nn) and the regulations promulgated thereunder, (viii) the False Claims Act (31 U.S.C. § 3729 et seq.), and the Federal Health Care Fraud Law (18 U.S.C. § 1347) and the regulations promulgated thereunder, (ix) state Laws relating to health care or insurance fraud and abuse and financial relationships between referral sources for health care items and services and referral recipients, (x) other federal or state Laws relating to billing or claims for reimbursement for health care items and services submitted to any third-party payor, (xi) the Controlled Substances Act (21 U.S.C. § 801 et seq.), (xii) the Public Health Service Act (42 U.S.C. § 201 et seq.), (xiii) federal and state Laws related to the wholesale distribution of health care items including without limitation the Prescription Drug Marketing Act (21 U.S.C. §353) and the regulations promulgated thereunder, (xiv) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173) and the regulations promulgated thereunder, (xv) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), (xvi) federal, state and local Laws regulating the corporate practice of medicine, pharmacy, and other licensed healthcare professions, the employment of licensed professionals by non-professionals, professional fee-splitting, patient brokering, or the health care licensure of health care businesses, and (xvii) the Drug Quality and Security Act of 2013.

“HIPAA” –means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and the regulations promulgated thereunder, including as regarding the transaction and code set standards, and the privacy and security standards set forth at 45 C.F.R. Parts 160 and 164.

“Income Taxes” – means all Taxes based upon, measured by, or calculated with respect to (a) gross or net income or gross or net receipts or profits (including any capital gains, minimum Taxes and any Taxes on items of tax preference, but not including sales, use, real or personal property transfer or other similar Taxes), (b) multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by, or calculated with respect to, is described in clause (a) above, and (c) withholding Taxes measured by, or calculated with respect to, any payments or distributions (other than wages).

“Indebtedness” – means, without duplication, all indebtedness of a Person for borrowed money, whether secured or unsecured, including, without limitation, (i) all indebtedness of such Person for money borrowed from a lender; (ii) indebtedness of such a Person for the deferred purchase price of property or services (other than acquired in the ordinary course of business) represented by note or non-contingent purchase payment; (iii) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to the property acquired (other than acquired in the ordinary course of business) by such Person; (iv) all indebtedness of such Person secured by a mortgage or other Lien to secure all or part of the purchase price of the Property subject to such Lien or mortgage; (v) that portion of obligations of such Person as a lessee with respect to capital leases that is properly classified as a capital lease on a balance sheet in conformity with GAAP; (vi) any liability of such Person in respect of banker’s acceptances or letters of credit to the extent drawn and not cash collateralized; (vii) notes payable and agreements representing extensions of credit whether or not representing obligations for borrowed money; (viii) guarantees securing indebtedness for borrowed money that is due and payable by such Person; (ix) all deferred compensation obligations, including (A) all payment obligations under any non-qualified deferred compensation plan of a Company Party, and (B) any underfunded pension or post-retirement liabilities of a Company Party; (x) all indebtedness of such Person evidenced by notes payable; (xi) any obligations under any interest rate swap agreements of such Person; and (xii) all accrued and unpaid interest, any premiums payable or any other costs, fees or charges (including any prepayment penalties) on any instruments or obligations described in clauses (i) through (xi) hereof, all as the same would be payable upon the complete and final payoff thereof, regardless of whether such payoff occurs prior to, simultaneous with or following the Closing; provided, however, that the term “Indebtedness” shall not include (A) contingent liabilities, (B) trade payables and accrued expenses incurred in the ordinary course of business, (C) obligations under operating leases, (D) undrawn lines or letters of credit, and (E) any intercompany indebtedness among the Company Parties.

“Indemnified Party” – Section 8.2(e)(i) hereof.

“Indemnifying Party” – Section 8.2(e)(i) hereof.

“Individual Renewed 2025 Pro Forma Rebates Payable” – Section 2.2(c)(vii) hereof.

“Intellectual Property” – means all rights in intellectual property of any type throughout the world including: (a) patents, patent applications and statutory invention registrations, including continuations, continuations-in-part, divisionals, provisionals, non-provisionals, reexaminations, post-grant reviews, reissues, extensions and other Governmental Authority-issued indicia of invention ownership (“Patents”); (b) trademarks, service marks, trade names, brand names, trade dress, logos and corporate names, slogans and other indicia of source of origin, whether or not registered, including all common law rights thereto and all goodwill associated therewith, and registrations, applications for registration and renewals thereof (“Trademarks”); (c) copyrights, whether registered or unregistered, works of authorship, whether or not copyrightable, database rights, and registrations, applications for registration and renewals thereof (“Copyrights”); (d) Internet addresses and domain names, including registrations, applications for registration and renewals thereof (“Domain Names”); (e) moral rights, publicity rights, and privacy rights; (f) shop rights; (g) discoveries, ideas, developments, data, de-identified data, know-how, trade secrets, confidential or proprietary information, any information that derives economic value from not being generally known, and technical, business and financial information, including methodology, processes, techniques, methods, formulae, designs, algorithms, prospect lists, customer lists, projections, analyses, market studies, manufacturing or marketing information, drawings, chemical compositions, market research, and specifications; (h) Software; (i) the Company Solution; (j) social media corporate identifiers, accounts, pages, profiles, handles, feeds, registrations, and presences, including the content and data thereof (“Social Media Accounts”); (k) all rights to assert, defend and recover title to any of the foregoing; (l) all rights to assert, defend and recover for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use, other violation of any of the foregoing; (m) all rights to obtain renewals, continuations, divisions and extensions of legal protection pertaining to any of the foregoing and all rights to claim priority to any of the foregoing; (n) all other proprietary rights; and (o) all copies and tangible embodiments of any of the foregoing.

“Intentional Misrepresentation” – means the making of a representation contained in this Agreement by a Person with such Person’s actual knowledge that the representation was false when made, made with the specific intent of deceiving or misleading the Person to whom such representation was made and with the specific intent that such Person rely upon the representation.

“Inventory” – means and includes goods owned and held by or for the benefit a Company Party for sale, lease or resale or furnished or to be furnished under contracts for services, and raw materials, goods in process, materials, component parts and supplies used or consumed, or held for use or consumption, in the Business (including all components, merchandise, raw materials, work in progress and finished goods), which are held at, or are in transit from or to, the locations at which the Business is conducted, or located at suppliers’ premises on consignment, in each case, which are used or held for use by a Company Party in the conduct of the Business, including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person, together with all rights of the Company Parties against suppliers of such inventories.

“Latest Balance Sheet” – Section 3.6(a)(ii) hereof.

“Law” – means any statute, law (including common law), ordinance, treaty, rule, code, constitution, Order, decree, regulation, subregulatory guidance, or other binding requirement or rule of law issued, enacted, adopted, promulgated or implemented by or under the authority of, or enforced by, any U.S. or non-U.S. Governmental Authority.

“Leased Real Property” – Section 3.8(b) hereof.

“Leasehold Improvements” – Section 3.8(b) hereof.

“Leave Employee” – Section 6.16(a) hereof.

“Lien” – means any mortgage, lien, option, encumbrance, assignment, restriction, pledge, claim, security interest, hypothecation, adverse claim, easement, encroachment, right of way, burden, title defect, title retention agreement, voting trust agreement, right of first refusal, preemptive right, put, call, restriction on transfer, charge or other encumbrance, restriction or limitation.

“Material Adverse Effect” – means any change, circumstance, event or effect that, individually or in the aggregate, is materially adverse to the Transferred Assets, Assumed Liabilities, financial condition or results of operations of the Company Parties or the Business, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect: any adverse change or effect attributable to (i) the announcement or pendency of the Transactions; (ii) conditions affecting the industry in which a Company Party participates, the United States economy as a whole or the capital markets in general or the markets in which a Company Party operates (so long as the foregoing do not disproportionally affect such Company Party); (iii) compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or any related action; (iv) any change in applicable Laws or the interpretation thereof; (v) actions required to be taken under applicable Laws; (vi) any change in GAAP or other accounting requirements or principles or any change in related Laws, rules or regulations or the interpretation thereof; (vii) any matter set forth in the Disclosure Schedules to this Agreement; (viii) natural disasters, epidemics or pandemics; (ix) any failure by any Company Party to meet any projection, forecast or revenue or earnings prediction for any period ending after the date of this Agreement; or (x) the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism.

“Material Consulting Customers” – Section 3.17 hereof.

“Material Contracts” – Section 3.11 hereof.

“Material GPO Vendors” – Section 3.17 hereof.

“Material Member, Consulting and Vendor Contract” – Section 3.17 hereof.

“Material Members” – Section 3.17 hereof.

“Medicaid” – means that government-sponsored entitlement program under Title XIX, P.L. 89-97 of the Social Security Act, which provides federal grants to states for medical assistance based on specific eligibility criteria, as set forth on Section 1396, et seq. of Title 42 of the United States Code, and any Laws succeeding thereto, and all Laws and legally enforceable rules regulations, manuals, orders, guidelines, or requirements pertaining to such program, including all state Laws and plans for medical assistance enacted in connection with such program, in each case as the same may be amended, supplemented, or otherwise modified from time to time.

“Medicare” – means that government-sponsored insurance program under Title XVIII, P.L. 89-97, of the Social Security Act, which provides for a health insurance system for eligible elderly and disabled individuals, as set forth at Section 1395, et seq. of Title 42 of the United States Code, and any Laws succeeding thereto, and all Laws and legally enforceable rules regulations, manuals, orders, guidelines, or requirements pertaining to such program, in each case as the same may be amended, supplemented, or otherwise modified from time to time.

“Mini-Basket” – Section 8.2(d)(i) hereof.

“Multiemployer Plan” – means any “multiemployer plan” (as defined in section 3(37) of ERISA) in respect of which a Company Party or any ERISA Affiliate is an “employer” (as such term is defined in section 3 of ERISA).

“Net Present Value” – means the aggregate present value of the Variable Deferred TRA Payment Amounts to which the Company Parties are entitled, with each payment discounted from the date on which such Variable Deferred TRA Payment Amount would have been payable to GNYHA Purchasing pursuant to the Tax Receivables Agreement to the applicable Variable Deferred TRA Payment Amount Payment Date using a discount rate of 10% per annum.

“Nexera” – has the meaning specified in the Preamble hereof.

“Nexera Business” – means the provision of supply chain management services or supply chain consultative services to providers, systems and other Persons.

“Non-Competition and Non-Solicitation Agreements” – Section 5.1(g) hereof.

“Non-Disclosure Agreement” – Section 6.8 hereof.

“Offer” – Section 6.16(a) hereof.

“OIG” – means the Office of Inspector General of the U.S. Department of Health and Human Services.

“Order” – means any order or decree, judgment, injunction (preliminary or permanent), ruling, writ, stipulation, determination, ruling, award or settlement, of, with or by any Governmental Authority of competent jurisdiction.

“Outside Date” – Section 7.1(e) hereof.

“Overlapping Damages” – Section 8.2(j) hereof.

“Permits” – Section 3.1 hereof.

“Permitted Activities” – Section 6.2 hereof.

“Permitted Liens” – means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by any Company Party; (ii) statutory mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or are being contested in good faith; (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over the Leased Real Property which are not violated by the current use and operation of the Leased Real Property; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property which do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used in connection with the Businesses; (v) public roads and highways; and (vi) ordinary course purchase money security interests for tangible personal property.

“Person” – means an individual, partnership, corporation, limited liability company, trust, joint venture, unincorporated organization, or a government or agency or political subdivision thereof.

“Personal Data” – means personal information, or personally identifiable information, or like terms set forth in any Privacy Law that describes, covers or defines data that identifies or can be used to identify a natural Person and that is regulated or otherwise protected by such Privacy Law, such as a natural Person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that alone or together with other information allows the identification of a natural Person.

“Post-Signing Items” – Section 6.10(c) hereof.

“Premier Accounting Methods” – means on a basis consistent with GAAP using, to the extent in accordance with GAAP, the accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used by Premier and its Affiliates as of the date hereof.

“Premier Acurity Purchaser” – has the meaning specified in the Preamble hereof.

“Premier Healthcare Solutions” – means Premier Healthcare Solutions, Inc., a Delaware corporation.

“Premier LP” – has the meaning specified in the Preamble hereof.

“Premier Nexera Purchaser” – has the meaning specified in the Preamble hereof.

“Premier, Inc.” – means Premier, Inc. a Delaware corporation.

“Pre-Signing Items” – Section 6.10(c) hereof.

“Privacy Laws” – Section 3.21 hereof.

“Programs” – means any “federal health care program” as such term is defined in 42 U.S.C.A. Section 1320a-7b, or analogous program of any Governmental Authority or any other health insurance or health benefit program or plan operated, administered or maintained by a third party payor (whether or not a Governmental Authority) including a health maintenance organization, preferred provider organization, employer-sponsored health plan, multi-employer welfare trust, or any other managed health care program or program of self-insurance.

“Program Contract” – Section 2.2(c)(ii) hereof.

“Property” – means any interest in any kind of property or asset, whether real, personal or mixed, and whether tangible or intangible.

“Proskauer” – Section 10.18(a) hereof.

“Purchase Price” – Section 1.4 hereof.

“Purchaser” – has the meaning specified in the Preamble hereof.

“Purchaser Guarantor” – has the meaning specified in the Preamble hereof.

“Purchaser Fundamental Representations” – Section 8.1 hereof.

“Purchaser Indemnified Parties” – Section 8.2(a) hereof.

“Relating to the Acurity Business” – means in each instance, primarily used, primarily held for use, or acquired or developed primarily for use in the Acurity Business, or otherwise primarily relating to, or primarily arising out of, the operation or conduct of the Acurity Business.

“Relating to the Nexera Business” – means in each instance, primarily used, primarily held for use, or acquired or developed primarily for use in the Nexera Business, or otherwise primarily relating to, or primarily arising out of, the operation or conduct of the Nexera Business.

“R&W Insurance Policy” – means that certain Representations and Warranties Insurance Policy, bound and dated as of the date hereof, by and between BlueChip Underwriting Services LLC and the Purchasers (Policy No. BC-BS-2020-99110-0344), attached hereto as Exhibit G.

“Real Property Leases” – Section 3.8(b) hereof.

“Regulatory Filings” – Section 3.20(d) hereof.

“Releasee” – Section 6.22 hereof.

“Renewed 2024 Total Gross Administrative Fee Amount” – Section 2.2(c)(viii) hereof.

“Renewed 2025 Pro Forma Fee Share Percentage” – Section 2.2(c)(ix) hereof.

“Renewed Agreement” – Section 2.2(c)(x) hereof.

“Required Consents” – Section 5.1(e) hereof.

“Restricted Business” – Section 6.2 hereof.

“Restricted Period” – Section 6.2 hereof.

“Securities Act”– means the Securities Act of 1933, as amended.

“Seller Cap” – Section 8.2(c)(iii)B) hereof.

“Seller Indemnified Parties” – Section 8.2(b) hereof.

“Software” – means all (a) software, computer programs, applications, systems and code, including algorithms, models, methodologies, program interfaces, source code, object code and executable code, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, utilities, libraries and compilers, (d) technology supporting websites, user interfaces, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including forms, user manuals, support, maintenance and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Subsidiary” – means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which fifty percent (50%) or more of the total Voting Equity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof. Unless otherwise expressly provided, all references herein to a “Subsidiary” shall mean a Subsidiary of a Company Party, including GNYHA Ventures, GNYHA Holdings and GNYHA Purchasing.

“Tax Attributes” – means, with respect to any Tax, any tax basis, net operating loss carryovers, net capital loss carryovers, credits and similar Tax items of any person.

“Taxes” – Section 3.16 hereof.

“Tax Receivables Agreement” – means that certain Tax Receivables Agreement, made as of September 25, 2013, as amended to date, by and among Premier, Inc. and the limited partners of Premier LP.

“Tax Returns” – Section 3.16 hereof.

“Third Party Claim” – Section 8.2(e)(i) hereof.

“Threshold” – Section 8.2(c)(ii) hereof.

“TRA Termination and Waiver Agreement” – Section 5.1(j) hereof.

“Transaction Documents” – means this Agreement, the Consulting Agreements, the Non-Competition and Non-Solicitation Agreements, the Transition Services Agreement, the Agreement of Sublease, the TRA Termination and Waiver Agreement, the Escrow Agreement, the Consulting Agreement Termination and Release and the Conveyance Documents.

“Transactions” – means the transactions contemplated by this Agreement or any other Transaction Document.

“Transfer Tax” – Section 6.1(a) hereof.

“Transferred Acurity Assets” – means Acurity’s rights, title and interest in, to and under all assets, rights and properties of Acurity Relating to the Acurity Business (whether real, personal or mixed, tangible and intangible, and of every kind, character and description) (other than the Excluded Assets), including the Acurity’s rights, title and interest in, to and under the following assets, rights and properties, in each case to the extent existing as of the Closing Date:

(a)    other than the Excluded Acurity Participating Member Agreement, all contracts between Acurity, on the one hand, and an Acurity Participating Member, on the other hand, including the contracts set forth on Schedule 9.3(A) (“Transferred Participating Member Agreements”);

(b)    all tangible personal property owned, leased or subleased by Acurity and used, or held for use, in the conduct of the Acurity Business that is set forth on Schedule 9.3(B);

(c)    other than the Transferred Participating Member Agreements, all written agreements, contracts, instruments, documents, leases, Licenses, assignments or other business or commercial arrangements (in each case, including any extension, renewal, amendment or other modification thereof) Relating to the Acurity Business to which Acurity or an Affiliate is a party or otherwise bound on the Closing Date;

(d)    all Intellectual Property Relating to the Acurity Business, and all goodwill associated therewith, together with all rights to collect income, royalties, damages, products, proceeds and payments due or payable at the Closing or thereafter with respect to the foregoing, including all claims against third parties for past, present or future infringements or misappropriations thereof or other conflicts therewith, and the right to sue and recover for past, present or future infringements or misappropriations of or other conflicts with any of the foregoing, the right to recover damages or lost profits in connection therewith, and all corresponding rights throughout the world (the “Transferred Acurity Intellectual Property”);

(e)    copies of all files, data and other records of Acurity Relating to the Acurity Business, including all lists and records pertaining to customers, suppliers, distributors, personnel and agents, all related books, records, accounts, canceled checks and payment records (including payroll, unemployment, real estate and all other similar books and records of Acurity Relating to the Acurity Business other than to the extent relating exclusively to any Excluded Asset or Excluded Liability) (the “Transferred Acurity Records”);

(f)    deposits and other similar assets related to or made in connection with any of the Transferred Acurity Assets as well as prepayments and all other prepaid expenses of the Acurity Business;

(g)    (i) the Acurity 2020 Excluded Regional Contract Cash and any Acurity 2020 Regional Cash which has not been remitted to Premier LP prior to Closing, and (ii) all amounts paid or due to Acurity arising pursuant to the Transferred Participating Member Agreements and the Acurity/Premier Participation Agreement, including the Acurity 2020 Fee Share Receivables and the Acurity 2020 Excluded Regional Contract Receivables, but not including the Excluded Member Payments;

(h)    all Permits;

(i)    all transferable telephone exchange numbers, the right to receive and retain mail and other communications, including the right to retain mail and communications from distributors, agents and all others, in each case Relating to the Acurity Business;

(j)    all rights of Acurity and its Affiliates under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors in connection with new materials, components, inventories or products sold to or services provided to Acurity for the Acurity Business, or affecting the property, machinery or equipment used in the conduct of the Acurity Business or any Transferred Acurity Asset (provided, however, to the extent that any such rights also relate to the Excluded Assets or the Excluded Liabilities, Acurity (or its applicable Affiliate) shall retain such rights solely to the extent they relate to the Excluded Assets or Excluded Liabilities and such rights shall be “Excluded Assets” in and of themselves);

(k)    all claims, deposits, prepayments, warranties, guaranties, refunds, causes of action, rights of recovery, rights of set-off and rights of recoupment of every kind and nature related to, or in connection with, the Acurity Business or any Transferred Acurity Asset (provided, however, to the extent that any such claim, deposit, prepayment, warranty, guaranty, refund, causes of action, right of recovery, right of set-off and right of recoupment also relate to the Excluded Assets or the Excluded Liabilities, it shall be retained by Acurity solely to the extent it relates to the Excluded Assets or Excluded Liabilities and shall be deemed an “Excluded Asset” in and of itself);

(l)    all certifications, ratings, listings and similar rights or benefits obtained from any customer, product certification organization or Governmental Authority Relating to the Acurity Business or the Transferred Acurity Assets;

(m)    all of Acurity’s right, title and interest in all Real Property Leases, including the right to all security deposits and other amounts and instruments deposited by or on behalf of Acurity thereunder;

(n)    all Leasehold Improvements;

(o)    all of Acurity’s rights to the name “Acurity”;

(p)    all claims, deposits, prepayments, refunds, cause of action, choses in action, rights of recovery, rights of set-off, and rights of recoupment relating to the payment of Taxes in respect of the Acurity Business for any Tax period beginning on or after the Closing Date; and

(q)    all of Acurity’s goodwill in, and going concern value of, the Acurity Business or otherwise associated with any of the foregoing.

“Transferred Assets” – means the Transferred Acurity Assets and the Transferred Nexera Assets.

“Transferred Nexera Assets” – means Nexera’s rights, title and interest in, to and under all assets, rights and properties of Nexera Relating to the Nexera Business (whether real, personal or mixed, tangible and intangible, and of every kind, character and description) (other than the Excluded Assets), including Nexera’s rights, title and interest in, to and under the following assets, rights and properties, in each case to the extent existing as of the Closing Date:

(a)    all written agreements, contracts, instruments, documents, leases, Licenses, assignments or other business or commercial arrangements (in each case, including any extension, renewal, amendment or other modification thereof) Relating to the Nexera Business to which Nexera is a party or otherwise bound on the Closing Date;

(b)    tangible personal property owned, leased or subleased by Acurity and used, or held for use, in the conduct of the Acurity Business that is set forth on Schedule 9.3(C);

(c)    all Intellectual Property Relating to the Nexera Business, and all goodwill associated therewith, together with all rights to collect income, royalties, damages, products, proceeds and payments due or payable at the Closing or thereafter with respect to the foregoing, including all claims against third parties for past, present or future infringements or misappropriations thereof or other conflicts therewith, and the right to sue and recover for past, present or future infringements or misappropriations of or other conflicts with any of the foregoing, the right to recover damages or lost profits in connection therewith, and all corresponding rights throughout the world (the “Transferred Nexera Intellectual Property”);

(d)    copies of all files, data and other records of Nexera Relating to the Nexera Business, including all lists and records pertaining to customers, suppliers, distributors, personnel and agents, all related books, records, accounts, canceled checks and payment records (including payroll, unemployment, real estate and all other similar books and records of Nexera Relating to the Nexera Business other than to the extent relating exclusively to any Excluded Asset or Excluded Liability) (the “Transferred Nexera Records”);

(e)    deposits and other similar assets related to or made in connection with any of the Transferred Nexera Assets as well as prepayments and all other prepaid expenses of the Nexera Business;

(f)    all Permits;

(g)    all transferable telephone exchange numbers, the right to receive and retain mail and other communications and collections, including the right to retain mail and communications from distributors, agents and all others, in each case Relating to the Nexera Business;

(h)    all rights of Nexera and its Affiliates under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors in connection with new materials, components, inventories or products sold to or services provided to Nexera for the Nexera Business, or affecting the property, machinery or equipment used in the conduct of the Nexera Business or any Transferred Nexera Asset (provided, however, to the extent that any such rights also relate to the Excluded Assets or the Excluded Liabilities, Nexera (or its applicable Affiliate) shall retain such rights solely to the extent they relate to the Excluded Assets or Excluded Liabilities and such rights shall be “Excluded Assets” in and of themselves);

(i)    all claims, deposits, prepayments, warranties, guaranties, refunds, causes of action, rights of recovery, rights of set-off and rights of recoupment of every kind and nature related to, or in connection with, the Nexera Business or any Transferred Nexera Asset (provided, however, to the extent that any such claim, deposit, prepayment, warranty, guaranty, refund, causes of action, right of recovery, right of set-off and right of recoupment also relate to the Excluded Assets or the Excluded Liabilities, it shall be retained by Nexera solely to the extent it relates to the Excluded Assets or Excluded Liabilities and shall be deemed an “Excluded Asset” in and of itself);

(j)    all certifications, ratings, listings and similar rights or benefits obtained from any customer, product certification organization or Governmental Authority Relating to the Nexera Business or the Transferred Nexera Assets;

(k)    all of Nexera’s right, title and interest in all Real Property Leases, including the right to all security deposits and other amounts and instruments deposited by or on behalf of Nexera thereunder;

(l)    all Leasehold Improvements;

(m)    all of Nexera’s rights to the name “Nexera”;

(n)    all claims, deposits, prepayments, refunds, cause of action, choses in action, rights of recovery, rights of set-off, and rights of recoupment relating to the payment of Taxes in respect of the Nexera Business for any Tax period beginning on or after the Closing Date; and

(o)    all of Nexera’s goodwill in, and going concern value of, the Nexera Business or otherwise associated with any of the foregoing.

“Transferred Employees” – Section 6.16(a) hereof.

“Transferred Member” – Section 2.2(c)(xi) hereof.

“Transferred Member Renewal Percentage” – Section 2.2(c)(xii) hereof.

“Transition Services Agreement” – Section 5.1(f) hereof.

“Updated Disclosure Schedules” – Section 6.10(c) hereof.

“User Data” – means any Personal Data or other data or information collected by or on behalf of any of the Company Parties from users of any Company Software or Company Solution.

“Variable Deferred TRA Payment Amount” – means, with respect to each Calculation Year an amount equal to the Tax Benefit Payment (as defined in the Tax Receivables Agreement) to which GNYHA Purchasing would have been entitled under the Tax Receivables Agreement with respect to such Calculation Year relating only to the exchange, and assuming for such purposes GNYHA Purchasing had exchanged, effective as of October 31, 2020, 2,072,429 Class B Units for shares of Class A Common Stock pursuant to the terms of the Exchange Agreement and GNYHA Purchasing had continued to be a limited partner of Premier LP throughout the entire Calculation Year.

“Variable Deferred TRA Payment Amount Payment Date” – Section 1.4 hereof.

“Vendor” – Section 2.2(c)(ii) hereof.

“Voting Equity” – means Equity (or other equity interests) of any class or classes of a corporation, an association, limited liability company or another business entity the holders of which are ordinarily, in the absence of contingencies, entitled to vote in the election of members of the board of directors or managers thereof (or Persons performing similar functions).

“WARN Act” – Section 3.14 hereof.

10.    Miscellaneous.

10.1    Entire Agreement. This Agreement and the other Transaction Documents, documents, agreements and instruments delivered pursuant hereto and thereto (together with the recitals, the schedules and exhibits hereto) embody the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

10.2    Fees and Expenses. Except as otherwise expressly provided in this Agreement, the Purchasers, on the one hand, and the Company Parties, on the other hand, each will pay all of their own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, accountants, brokers or other representatives and consultants and appraisal fees, costs and expenses) in connection with the preparation and negotiation of this Agreement and the other Transaction Documents and the Transactions.

10.3    Amendments and Waivers. Except as otherwise set forth herein or therein, no term, condition or covenant of this Agreement may be amended or waived (either generally or in a particular instance and either retroactively or prospectively), without the prior written consent of the Purchasers and the Company Parties. Notwithstanding the foregoing, any party may waive on its behalf any term, condition or covenant intended for its benefit by written consent. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

10.4    Successors and Assignment.

(a)    The provisions of this Agreement shall be binding upon, and inure to the benefit of, the respective successors and permitted assigns of the parties hereto. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the Purchasers and the Company Parties; provided, however, that each Purchaser may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates, (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases the Purchaser nonetheless shall remain responsible for the performance of all of its obligations hereunder), and (iii) assign its rights under this Agreement for collateral security purposes to any lenders providing financing to a Purchaser or any of their Affiliates.

(b)    Notwithstanding anything to the contrary in this Agreement, the Purchasers (and their Affiliates, successors and assigns), shall require any acquirer, assignee or transferee, whether direct or indirect, of all or substantially all of the assets of a Purchaser, to assume expressly and to agree to perform such Purchaser’s obligations set forth in Section 2.2, in the same manner, and to the same extent as such obligations would be required to be performed by such Purchaser if no such sale, assignment or other transfer had occurred. The failure of any Purchaser (or its Affiliates, successors and assigns) to comply with the immediately preceding sentence shall constitute an incurable breach of this Agreement and an amount equal to the sum of Thirty Million Dollars ($30,000,000) shall become immediately due and payable to Acurity without the requirement of any further action by Acurity or any of its Affiliates (including pursuant to Article 8 hereof or the commencement of any Action by Acurity or its Affiliates), which payment shall constitute liquidated damages, in which case, upon payment of such Thirty Million Dollars ($30,000,000) to Acurity, all rights of the Company Parties and their Affiliates, and all obligations of the Purchasers and their Affiliates, under Section 2.2, including the right to receive, and the obligation to pay, the Contingent Amount, shall be of no further force or effect.

10.5    Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be delivered by hand, overnight courier or given by electronic facsimile transmission (confirmed by delivery by nationwide overnight courier sent on the day of the sending of such facsimile transmission), or mailed by first class, certified or registered mail, return receipt requested, postage prepaid:

If to the Company Parties to:

c/o GNYHA Management Corporation 555 West 57th Street 12th Floor
New York, New York 10019
Facsimile:	(212) 489-1409
Attention:	Lee H. Perlman, EVP, Administration and CFO

or at such other address as may be furnished in writing by any Company Party to the Purchasers; with copies to:

c/o GNYHA Management Corporation 555 West 57th Street 12th Floor
New York, New York 10019
Facsimile:	(212) 489-1409
Attention:	General Counsel

and

Proskauer Rose LLP 11 Times Square
New York, NY 10036
Facsimile:	212-969-2900
Attention:	Lauren Boglivi and Edward Kornreich

If to a Purchaser, to:

c/o Premier Supply Chain Improvement, Inc. 13034 Ballantyne Corporate Place
Charlotte, NC 28277
Email:	Legal_Review@premierinc.com
Attention:	General Counsel

or at such other address as may be furnished in writing by the Purchasers to the Company Parties; with a copy to:

McDermott Will & Emery, LLP 200 Clarendon Street, Floor 58
Boston, MA 02116
Facsimile:	617-321-4612
Attention:	Brian M. Bunn, Esq.

Except as otherwise provided in this Agreement, all notices and communications hereunder shall be deemed to have been duly given (a) when transmitted by electronic or facsimile transmission and confirmed, (b) when personally delivered or, (c) in the case of a mailed notice, three (3) Business Days after the date deposited in the mails, postage prepaid, in each case given or addressed as aforesaid.

10.6    Counterparts. This Agreement may be executed in two or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic mail in PDF or similar format shall be effective as delivery of a mutually executed counterpart to this Agreement.

10.7    Headings; Gender. The headings of the sections, subsections and paragraphs of this Agreement have been added for convenience only and shall not be deemed to be a part of this Agreement. Wherever reference is made herein to the male, female or neuter genders, such reference shall be deemed to include any of the other genders, as the context may require.

10.8    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the parties hereto shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties hereto the maximum extent permitted by applicable Law.

10.9    Specific Performance. The parties hereto acknowledge and agree that any party hereto would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by any party could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which any party may be entitled, at law or in equity, such party shall also be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary, and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

10.10    Third Party Beneficiaries. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement, any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.

10.11    Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

10.12    Dispute Resolution.

(a)    The parties hereto agree, on behalf of themselves, the Seller Indemnified Parties and the Purchaser Indemnified Parties, that (i) any Action based on or arising out of this Agreement or for recognition and enforcement of any judgment in respect thereof brought by a party hereto, a Seller Indemnified Party or a Purchaser Indemnified Party, or their respective successors or assigns (other than a dispute governed by Section 2.2(e), which shall be governed by the terms of Section 2.2(e), and other than a dispute governed by Section 6.5 or Section 10.9, which shall be available to all parties hereunder) (a “Dispute”), and (ii) any Deemed Dispute pursuant to Section 2.2(c)(v) or Section 2.2(g), shall first be submitted to mediation according to the Commercial Mediation Procedures of the American Arbitration Association (“AAA”) (see www.adr.org). Such mediation shall be attended on behalf of each party for at least one (1) session by a senior executive of a Company Party and a senior executive of a Purchaser with authority to resolve the Dispute. Any period of limitations that would otherwise expire between the initiation of mediation and its conclusion shall be extended until twenty (20) days after the conclusion of the mediation. In the case of a Deemed Dispute, the disputed matter shall be submitted to mediation by the Company Parties and the Purchasers not less than five (5) Business Days from the date on which such disputed matter is designated a Deemed Dispute pursuant to Section 2.2(c)(v) or Section 2.2(g).

(b)    Any Dispute not resolved by mediation within forty-five (45) days of notice by one party to the other of the existence of a Dispute (unless the parties agree in writing to extend that period) shall be resolved by arbitration in accordance with the Commercial Arbitration Rules of the AAA (“AAA Rules”; see www.adr.org) and the Federal Arbitration Act, 9 U.S.C. §1 et seq. The arbitration shall be conducted in New York, New York, by one arbitrator appointed in accordance with the AAA Rules.

(c)    The arbitrator shall follow the ICDR Guidelines for Arbitrators Concerning Exchanges of Information in managing and ruling on requests for discovery. The arbitrator, by accepting appointment, undertakes to exert her or his best efforts to conduct the process so as to issue an award within eight (8) months of her or his appointment, but failure to meet that timetable shall not affect the validity of the award.

(d)    The arbitrator shall decide the Dispute in accordance with the substantive law of the State of Delaware and shall not award any damages, fees, cost, expenses or any other amounts that the parties have agreed to exclude pursuant to this Agreement. The award of the arbitrator may be entered in any court of competent jurisdiction.

10.13    Prevailing Party. In the event of a Dispute, the prevailing party in any Action in connection therewith shall be entitled to recover from such other party its costs and expenses incurred in connection with such Action, including, without limitation, reasonable legal fees and associated costs.

10.14    Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore, each such party hereto hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the Transactions. Each party hereto hereby certifies and acknowledges that (a) no representative, agent or attorney of any other party hereto has represented, expressly or otherwise, that such other party hereto would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each such party understands and has considered the implications of this waiver, (c) each such party makes this waiver voluntarily, and (d) each such party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 10.14.

10.15    Publicity. Except as required by applicable Law, no publicity, release, disclosure or announcement of or concerning this Agreement or the Transactions shall be issued by a Company Party or any Affiliate thereof, on the one hand, or the Purchasers, or any Affiliate thereof, on the other hand, without the advance written consent of the Purchasers and the Company Parties, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that the parties hereto shall be permitted to make disclosures concerning this Agreement to their accountants, attorneys and financial advisors, and Purchasers and their Affiliates shall be permitted to make disclosures concerning this Agreement and the Transactions: (a) to prospective investors, lenders and target companies in connection with financings and acquisitions that they are contemplating, provided, however, that such parties are subject to confidentiality restrictions materially equivalent to those between the parties hereto; and (b) to the extent required by the SEC, NASDAQ, the Securities Act (based upon the reasonable advice of counsel) and in connection with any filing under the HSR Act or any filing required to be made to any other Governmental Authority (if applicable). In the event that a party hereto or its Affiliates is required by applicable Law to make a release or announcement, such parties hereto shall provide the Purchasers or the Company Parties, as the case may be, with a reasonable opportunity to review such release or announcement before such release or announcement is made.

10.16    References.

(a)    When a reference is made in this Agreement to a Section, subsection, Exhibit or Schedule, such reference shall be to a Section, subsection, Exhibit or Schedule of this Agreement unless otherwise indicated. The headings contained in this Agreement, in any schedules and in the table of contents to this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit or Schedule, including the Disclosure Schedules, and not otherwise defined shall have the meaning given to such term in this Agreement. Unless the context clearly requires otherwise, whenever the words “include”, “includes”, “including”, “such as” or terms of similar meaning are used in this agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein”, “hereby” and “hereunder” and terms of similar meaning when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as to the plural forms of such terms. Any agreement or instrument defined or referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a Person are also to its permitted successors and assigns. Pronouns of one gender shall include all genders. All accounting conventions shall be consistent with GAAP unless otherwise specified. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement. All references to “Dollars” or “$” shall be to United States Dollars unless otherwise specified.    Under this Agreement, the terms “rebate”, “fee share” and “fee shareback” are all interchangeable.

(b)    The Exhibits and Schedules to this Agreement are a material part of this Agreement. The Purchasers acknowledge and agree that (i) any information set forth in one Section of the Disclosure Schedule will be deemed to apply to each other Section or subsection of this Agreement and the Disclosure Schedule, so long as its applicability to such other Section or subsection of this Agreement or the Disclosure Schedule is readily apparent, (ii) notwithstanding anything in this Agreement to the contrary, the inclusion of an item in such schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had a Material Adverse Effect, and (iii) the information and disclosures contained in the Disclosure Schedules are intended only to qualify and limit the representations, warranties and covenants of the Company Parties contained in the Agreement, and will not be deemed to expand in any way the scope or effect of any of such representations, warranties or covenants. Capitalized terms used in the Disclosure Schedule and not otherwise defined therein have the meanings given to them in this Agreement.

10.17    Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including, without limitation, any violation of Law or breach of contract).

10.18    Waiver of Conflicts; Privileged Communications (Proskauer).

(a)    Recognizing that Proskauer Rose LLP (“Proskauer”) has acted as legal counsel to the Company Parties and certain of their Affiliates prior to the Closing in connection with the negotiation, documentation and consummation of this Agreement, the Transaction Documents, and the Transactions, and that Proskauer intends to act as legal counsel to the Company Parties and certain of their Affiliates after the Closing, each of the Purchasers hereby (a) waives, on its own behalf and on behalf of its Affiliates and representatives, any claim it or they have or may have that Proskauer has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) acknowledges and agrees, on its own behalf and on behalf of its Affiliates and representatives, that, in the event that any dispute arises after the Closing with respect to this Agreement, the Transaction Documents and/or the Transactions, Proskauer may represent one or more of the Company Parties or their Affiliates in such dispute. The Purchasers shall not, and shall cause their Affiliates and representatives not to, have or seek to have Proskauer disqualified from any such representation. Each of the Purchasers, on its own behalf and on behalf of its Affiliates and representatives, acknowledges that counsel has explained and been consulted in connection with such consent and waiver, and that such consent and waiver is voluntary, been carefully considered and is fully-informed.

(b)    Without limiting item “(l)” of the definition of Excluded Assets, all communications involving attorney-client confidences between any Company Party or its Affiliates, on the one hand, and Proskauer, on the other hand, in the course of the negotiation, documentation and consummation of this Agreement, the Transaction Documents, and the Transactions (including, for the avoidance of doubt, all of the client files and records in the possession of Proskauer related to this this Agreement, the Transaction Documents, or the Transactions) shall be deemed to be attorney-client confidences that belong solely to the Company Parties and their Affiliates (and not Transferred Assets in any respect), and the attorney-client privilege and the expectation of client confidence belongs to, and shall be controlled by, the Company Parties and their Affiliates and shall not pass to or be claimed by any Purchaser or Affiliate thereof. The Purchasers shall not, without the prior written consent of the Company Parties, have access to any such communications, or to the files of Proskauer relating to its engagement by the Company Parties or their Affiliates with respect to the matters described in the immediately preceding sentence. Proskauer shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any Purchaser or Affiliate thereof.

10.19    Waiver of Conflicts; Privileged Communications (McDermott). Recognizing that McDermott Will & Emery LLP (“McDermott”) has acted as legal counsel to the Purchasers and certain of their Affiliates prior to the Closing in connection with the negotiation, documentation and consummation of this Agreement, the Transaction Documents, and the Transactions, and that McDermott intends to act as legal counsel to the Purchasers and certain of their Affiliates after the Closing, each of the Company Parties hereby (a) waives, on its own behalf and on behalf of its Affiliates and representatives, any claim it or they have or may have that McDermott has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) acknowledges and agrees, on its own behalf and on behalf of its Affiliates and representatives, that, in the event that any dispute arises after the Closing with respect to this Agreement, the Transaction Documents and/or the Transactions, McDermott may represent one or more of the Purchasers or their Affiliates in such dispute. The Company Parties shall not, and shall cause their Affiliates and representatives not to, have or seek to have McDermott disqualified from any such representation. Each of the Company Parties, on its own behalf and on behalf of its Affiliates and representatives, acknowledges that counsel has explained and been consulted in connection with such consent and waiver, and that such consent and waiver is voluntary, been carefully considered and is fully-informed.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the day and year first above written.

PURCHASERS:

PRINCE A PURCHASER, LLC

By:	/s/ Craig McKasson
Name:	Craig McKasson
Title:	Chief Financial Officer

PRINCE N PURCHASER, LLC

By:	/s/ Craig McKasson
Name:	Craig McKasson
Title:	Chief Financial Officer

COMPANY PARTIES:

ACURITY, INC.

By:	/s/ Lee H. Perlman
Name:	Lee H. Perlman
Title:	Chief Executive Officer

NEXERA, INC.

By:	/s/ Lee H. Perlman
Name:	Lee H. Perlman
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the undersigned has hereunto set its hand as of the day and year first above written solely for the purposes of acknowledging and agreeing to Sections 3.3(a), 6.2, 6.3, 6.4, 6.5, 6.6, 6.10(b), 6.13, 6.15, 6.16, 6.17, 6.18 and 8.4 and the other provisions in which the Guarantor is named.

GUARANTOR:

GNYHA MANAGEMENT CORPORATION

By:	/s/ Lee H. Perlman
Name:	Lee H. Perlman
Title:	Executive Vice President, Administration and Chief Financial Officer

IN WITNESS WHEREOF, the undersigned has hereunto set its hand as of the day and year first above written solely for the purposes of acknowledging and agreeing to Sections 4.1, 4.5, 4.8, 6 and 8.5 and the other provisions in which the Purchaser Guarantor is named.

PURCHASER GUARANTOR/
PREMIER LP:

PREMIER HEALTHCARE ALLIANCE, L.P.,

by Premier Services, LLC, its general partner

By:	/s/ Craig McKasson
Name:	Craig McKasson
Title:	Chief Financial Officer